As confidentially submitted to the Securities and Exchange Commission on October 2, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Avadim Health, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2844	46-3578411
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

81 Thompson Street

Asheville, NC 28803

(828) 251-7111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen Woody

Chief Executive Officer

Avadim Health, Inc.

81 Thompson Street

Asheville, NC 28803

(828) 251-7111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Yvan-Claude Pierre Brian F. Leaf Divakar Gupta Alison Haggerty Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000	Arthur D. Robinson Jonathan R. Ozner Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, par value $0.001 per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2019

PRELIMINARY PROSPECTUS

            Shares

Common Stock

We are offering                  shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $            and $            per share. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “             .”

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15.

	PER SHARE	TOTAL

Initial public offering price	$	$

Underwriting discounts and commissions (1)	$	$

Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to             additional shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about                     , 2019.

RAYMOND JAMES	SUNTRUST ROBINSON HUMPHREY

OPPENHEIMER & CO.

MAXIM GROUP LLC

The date of this prospectus                     , 2019.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or the dates otherwise specified herein, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of common stock and the distribution of this prospectus outside the United States.

Until             ,    (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the section titled “Risk factors” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our Company” and “Avadim” refer to Avadim Health, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

Overview

We are a high-growth, healthcare and wellness company that sells topical products to improve immune health, neuromuscular health and skin barrier health. Using our proprietary platform, which we call our Bionome Engineered Platform, we develop products that target the institutional care and self-care markets. We believe there is significant unmet global demand for non-prescription options, such as our products, as an alternative to drugs that are more expensive or potentially addictive and can have long-term detrimental implications for our health and society. Our mission, “Discovering New Ways to Care,” represents our strong belief that, by harnessing the innate power of the skin’s ecosystem, we can improve the health of individuals with products that address current societal challenges, including access to care, affordability, drug resistance and addiction.

We use an evidence-based approach to develop, test and market our products and are actively compiling a compendium of clinical evidence that includes 40 completed clinical studies to date. The majority of these clinical studies are institutional review board, or IRB, approved, and have resulted in 19 validating peer-reviewed publications or clinical posters. Our clinical evidence contributed to the successful registration of several of our products for Medicare and Medicaid reimbursement in September 2019. Our data also enables our sales teams to serve customers across the full continuum of care, from institutional care to self-care, including in hospitals, long-term care facilities, closed provider pharmacies, physician offices and retail pharmacies.

We have a portfolio of marketed products and future potential products. To date, we have six marketed products, three of which we consider to be cosmetics: Theraworx Protect for Immune Health, Theraworx Protect U-Pak for Urinary Health and Combat One for soldier and first responder readiness; and three of which we consider to be homeopathic drug products: Theraworx Relief for Muscle Cramps and Spasms, Theraworx Relief for Joint Discomfort and Inflammation and PHUEL for topical muscle nutrition. In addition, we plan to pursue additional topical products to address risks that may lead to skin and surgical conditions. We plan to launch a drug product under an OTC drug monograph in the near term, seek clearance from the U.S. Food and Drug Administration, or FDA, for a medical device pursuant to a 510(k) notification and seek de novo classification from the FDA for a second medical device.

At the end of July 2016, our initial products were used in approximately 60 acute care hospitals, 100 nursing homes and other long-term care facilities, and we had not established a retail presence. At the end of July 2019, our products were used in more than 200 acute care hospitals, more than 750 nursing homes and other long-term care facilities and were available in over 45,000 pharmacy locations. Between 2017 and 2018, our net revenues increased from $10.8 million to $29.0 million, representing an annual growth rate of 168%.

We have developed core competencies that we believe have driven our growth to date and that give us confidence we can achieve similar success from new products: in-house research and development, in-house manufacturing operations and a dedicated sales and marketing team with a differentiated approach. We intend to leverage our core competencies to address additional gaps in care in topical immune health, neuromuscular health and skin barrier health. We aim to launch products that address skin care for individuals with diabetes, dermatitis, vaginal health, pre-operative bathing, pre- and post-operative surgical site staging and symptoms of peripheral neuropathy. We are currently evaluating several products in these areas which we expect to launch in the near-to-medium term.

Our Products

The following table presents a summary of our currently marketed products:

Product Name	Description	Target Market	Launched

Theraworx Protect for Immune Health	Pre-saturated towelettes, foaming, and spray products designed to reduce risks that may lead to infections	Institutional Care	2013
Theraworx Protect U-Pak for Urinary Health	Pre-saturated towelettes and foaming cleanser designed to reduce risks that may lead to urinary tract infections	Retail Pharmacies Mass Retailers / Club Online third parties	2019

Theraworx Relief for Muscle Cramps and Spasms	Foaming and spray products indicated for individuals who suffer from muscle cramps and spasms and symptoms associated with restless leg syndrome	Retail Pharmacies Mass Retailers / Club Online third parties	2017
Theraworx Relief for Joint Discomfort and Inflammation	Foaming spray products with medical grade compression sleeves to address symptoms suffered by individuals with moderate to severe osteoarthritis	Retail Pharmacies Mass Retailers / Club Online third parties	2019

Combat One	Pre-saturated towelettes, foaming, and spray products for hygiene management in special situations, primarily for military purposes	US Military First Responders	2016

PHUEL	Pre-saturated towelettes and foaming spray products used before, during and after strenuous activity for recovery	Professional Teams Athletes Specialty Retailers	2014

Theraworx Protect

Our first product, Theraworx Protect for Immune Health, launched in 2013, is a topical immune health product aimed at improving hygiene by supporting the critical permeability barrier of the skin. In a retrospective study in high-risk intensive care units using Theraworx Protect, the mean reduction in rates of catheter associated urinary tract infections, or CAUTIs, was 53%. Theraworx Protect is used in hospitals, nursing homes and other long-term care facilities to reduce risks that may lead to healthcare associated infections. We estimate the total addressable market for Theraworx Protect for Immune Health to be in excess of $1.5 billion. Our products are distributed by several of the largest distributors in their respective category, including hospital GPOs such as Vizient and Premier; the two largest long-term care GPOs, Forum and Managed Healthcare Associates; and national healthcare distributors such as Cardinal Health, Owens & Minor, Medline Industries and McKesson.

In August 2019, we introduced Theraworx Protect U-Pak for Urinary Health, a product designed to reduce risks that may lead to urinary tract infections, or UTIs, to the institutional care and retail pharmacy/consumer markets. UTIs are one of the most frequent clinical bacterial infections, accounting for nearly 25% of all infections in women. During a 12-month study of 16 nursing homes using Theraworx Protect, the rate of newly diagnosed UTIs fell 61% among a high-risk patient population. Pharmacists make more than one million recommendations per month for products related to UTIs, and we estimate the total addressable market for Theraworx Protect U-Pak to be in excess of $3.0 billion. We initially launched Theraworx Protect U-Pak in over 8,000 Walgreens pharmacy locations, and we expect that it will be available in CVS, Rite Aid and Publix by the end of 2019.

Theraworx Relief

In 2017, we launched Theraworx Relief for Muscle Cramps and Spasms, a topical product for the relief of muscle cramps, spasms and symptoms related to Restless Leg Syndrome, or RLS. We estimate the total addressable market for Theraworx Relief for Muscle Cramps and Spasms to be in excess of $2 billion. In a study of 35 individuals diagnosed with RLS who used Theraworx Relief on a daily basis, these individuals showed a 52% improvement in symptom scores. Our highest revenue product, Theraworx Relief for Muscle Cramps and Spasms is widely distributed in over 45,000 pharmacy locations, including Walgreens, Walmart, CVS, Rite Aid, Sam’s Club, Kroger, Albertsons, Publix and Target.

In July 2019, we launched Theraworx Relief for Joint Discomfort and Inflammation which targets consumers with inflamed and injured joints, a market we estimate at over $3 billion. Theraworx Relief for Joint Discomfort and Inflammation is now available in more than 20,000 pharmacy locations. This product is sold as both a standalone foam or a foam with a medical grade compression glove or sleeve, the first dual modality product on the market. In a study of individuals with hand or knee arthritis using Theraworx Relief for Joint Discomfort and Inflammation combined with medical grade compression, individuals showed a 41% and 55% improvement on the Visual Analog Scale for pain in the hand and knee, respectively. In a pre-launch survey we conducted of more than 300 retail pharmacists, more than 95% said they would recommend this dual compression and topical product before oral nonsteroidal anti-inflammatory drugs, or NSAIDs.

Industry Landscape

We believe that consumers are increasingly adopting self-care routines to keep themselves and their families healthy, prevent disease, manage ailments and maintain control over chronic conditions. To help them with their healthcare decisions, consumers are more frequently turning to their pharmacist as healthcare services are increasingly offered by pharmacy retailers. We believe that a movement towards products that are widely available through the retail pharmacy/consumer channel, like ours, could reduce the number of hospital visits and costs to the healthcare system. In addition, our products are used for symptoms that typically are addressed by prescription drugs, which can have undesirable side effects. We believe the use of our products may spare the use of NSAIDs and addictive and cognitive-impairing medications, such as systemic muscle relaxants and antibiotics, lowering the incidence of harmful drug side effects.

We target three primary market areas: topical immune health, neuromuscular health and skin barrier health.

Topical Immune Health

The topical immune health category encompasses diseases or conditions that lead to a compromised immune system or response. Common illnesses or conditions associated with poor topical immune health include cancer, asthma, allergies and infections. Infections are a significant problem for patients, society and our healthcare systems. Two trends are exacerbating this issue. The first is the increasing prevalence of antibiotic-resistant pathogens, and the second is the high rate of healthcare-associated infections, or HAIs.

Antibiotic-resistant pathogens: The U.S. Centers for Disease Control and Prevention, or CDC, describes antibiotic resistance as one of the biggest public health challenges of our time and estimates that at least two million people in the United States contract an antibiotic-resistant infection each year and more than 162,000 people die annually from such infections. Although the CDC has warned that we are running out of drugs to treat serious infections, antibiotics remain widely prescribed. The CDC estimates that almost one out of five emergency department visits in the U.S. for adverse drug events are due to antibiotics and that antibiotic resistance adds $20 billion in excess direct healthcare costs annually, with additional costs to society for lost productivity as high as $35 billion a year.

Healthcare-associated infections: The CDC estimates that, on any given day, about one in every 31 hospital patients has an HAI. The Center for Disease Dynamics, Economics and Policy estimates that the top five HAIs in the U.S. by aggregate cost lead to approximately $9.8 billion in expenses annually. Hospitals can no longer charge patients for HAIs; each case of an HAI can cost a hospital from approximately $10,000 for CAUTIs to up to $46,000 for central line associated bloodstream infections, or CLABSIs.

Neuromuscular Health

Neuromuscular health is a broad category that encompasses many diseases and ailments that impair the functioning of the muscles, cause pain or disrupt quality of life. We believe a large portion of the diseases and ailments in the neuromuscular health category have unsatisfactory treatment options or are underserved today. Common issues that arise with poor neuromuscular health include cramps and spasms, symptoms of RLS and arthritic and neuropathic pain.

More than 50 million adults have been diagnosed with arthritis, 24 million of whom had activity limitations attributable to their arthritis and 15 million of whom had severe joint pain due to their arthritis. Another 20 million people in the U.S. suffer from peripheral neuropathy, 60% due to diabetes, according to the National Institute of Neurological Disorders and Stroke.

Cramps and spasms and symptoms associated with RLS: Nocturnal resting cramps and spasms can be symptomatic of a range of health issues and are a common side effect of many prescription drugs. An estimated 6% of the U.S. adult population experiences moderate-to-severe nocturnal cramping more than five times per month, which implies over 19 million sufferers. Frequently recommended treatments for cramps, such as stretching, warm baths, pickle juice or extremity elevation are generally considered to be anecdotal and not clinically proven. In certain cases, doctors may prescribe muscle relaxants for cramp prevention or recommend acetaminophen or NSAIDs for pain after cramping.

Arthritic and neuropathic pain: Arthritis, back pain and other injuries associated with obesity or age, as well as diabetic and chemotherapy-induced neuropathic pain all contribute to continued growth in the pain management market. According to Transparency Market Research, the 2015 pain management market was $60.2 billion in the U.S., and is expected to grow to $83.0 billion by 2024. Persistence Market research estimated that opioids accounted for more than half of that market. However, the widely recognized opioid crisis has resulted in pressure to reduce the administration of opioids. Today, half of all states have enacted laws that restrict the prescription or distribution of opioids, with 15 of those states limiting prescriptions in an opioid-naive patient to seven days, and three of those states limiting the initial prescription to five days. In addition to these restrictions, NSAIDs remain contraindicated in a significant portion of this market. For example, 39% of Americans age 60 and above, which represent the majority of arthritic patients, have chronic kidney disease and are not able to take NSAIDs.

Skin Barrier Health

The skin barrier health category encompasses illnesses and conditions that can lead to degradation of the protective outer layer of the skin, and secondary diseases that can lead to thinning and loss of the cohesive function of the skin, such as peripheral vascular disease, diabetes and graft versus host disease. Skin barrier health can be negatively affected by aggressive treatments, such as intense radiation therapy. Skin barrier challenges negatively affect a person’s ability to fight infections, heal wounds and control hydration. Skin barrier degradation is also commonly associated with the development of chronic, non-healing wounds. Common skin barrier health issues include radiation-induced dermatitis and incontinence associated dermatitis, or IAD.

Radiation-induced dermatitis: Nearly 50% of cancer patients receive radiation therapy at some point during the course of their illness. Radiation therapy causes radiation-induced dermatitis in up to 85% of patients treated with radiation, resulting in painful burns. There is currently no standard treatment for the management of radiation dermatitis.

Incontinence-associated dermatitis: IAD is an inflammatory skin condition that occurs when the skin is exposed to urine or stool, often leading to secondary infections, pain, or skin lesions. IAD occurs in approximately 20% of hospitalized patients, even when a defined skin regimen is used. In order to prevent IAD, commonly used prophylactics are wicking diapers or disposable garments and skin moisture barriers, also called barrier creams. In infants, IAD is frequently called diaper dermatitis. However, wet diapers and barrier creams can trap heat and moisture, which can cause inflammation, increased pressure and friction against the skin. The annual cost to the U.S. healthcare system of IAD is estimated to be approximately $215 million.

Our Strategy

We have strategically positioned our company to become a leading healthcare and wellness company by taking advantage of several emerging trends in healthcare: antibiotic stewardship, negativity around opioids, consumerization of healthcare and growth in self-care. Our products are designed to take advantage of the increasing desire for easily accessible, self-directed care, with options that are safe and easy to use. To spread awareness of our brand, we have used traditional media and in-store marketing to reach consumers. To increase acceptance of our products among pharmacists and physicians, we have used an expanding body of clinical evidence and a growing key customer list. With more and more consumers seeking treatment options from their local pharmacy and increasingly influential pharmacists, our strategy is to educate such pharmacists, as well as physicians, to increase adoption of our products. Building on the success of our initial product launches, we plan to leverage our tested research and development and marketing and commercial infrastructure to deliver sustainable high growth, while maintaining an attractive gross margin profile. Our future success will depend on our ability to execute on the following initiatives:

Pursue Revenue Growth Across Our Distribution Channels

We believe there is a significant opportunity to grow our sales through our established distribution channels by way of adding new customers and increasing sales with existing customers. To pursue this opportunity, we intend to continue to grow our dedicated sales team and to increase consistent face-to-face customer interaction in both the institutional and retail settings. We have experienced strong revenue growth in the retail pharmacy/consumer channel, where we have instituted and maintained a consistent calling effort of pharmacists. According to a pharmacist survey conducted by U.S. Pharmacist, 80% of the patients surveyed said they would purchase a product if recommended by their pharmacist and 82% of the patients surveyed said they would not purchase a product if their pharmacist counseled against it. According to the OTC Guide, an online resource for pharmacists published by Pharmacy Times, our current product suite addresses health issues for which pharmacists make an average of approximately eight million recommendations a month. We intend to expand this high-touch coverage to a greater number of pharmacists and their staff.

We market our products in the institutional care and retail pharmacy/consumer channels, and it is our goal to expand our distribution network to include durable medical equipment companies, and specialty and home health providers, among others. Further, we believe the adoption of our products by some of the most well-known academic teaching hospitals has produced an outsized impact on health professionals in our current targeted specializations, including urology, OBGYN, long-term care medical directors, pharmacists, consulting pharmacists and primary care physicians. We also believe the validation of our products in these clinical settings leads to increased acceptance at the pharmacy and retail level. The acceptance of our products across the continuum of care from the institutional setting to the home is a distinct competitive advantage over companies that only pursue retail channels.

Expand Coverage and Reimbursement

We intend to expand coverage and reimbursement of our products among both insurance providers and workers’ compensation groups, which will increase access to our products and further drive revenues. In September 2019, several of our products were added to a national data registry for reimbursement by Medicare and Medicaid when a prescription for those products is written, which we believe will result in a significant reduction of out-of-pocket costs for a large proportion of our target customer base. As a result of this coverage and reimbursement access, certain institutional providers will now be able to defray current treatment costs and potentially benefit from the utilization of our products.

In addition to increasing coverage and reimbursement by Medicare and Medicaid, we have recently started to engage with private insurance groups to implement step therapy protocols incorporating our products. As part of an insurer’s strategy to control the costs and risks posed by prescription drugs, a step therapy protocol would require a patient to first try our product before being eligible for reimbursement of prescription drug costs. This would be particularly applicable to Theraworx Relief for Joint Discomfort and Inflammation, where patients suffering from osteoarthritis often seek prescription pain medication to manage pain symptoms.

Similarly, we expect our products to gain acceptance among workers’ compensation insurer groups, who are actively looking for lower cost, potentially safer options for their members.

Continue to Introduce Innovative Products

We believe the success of our initial products under the Theraworx Protect and Theraworx Relief brands have confirmed that there is significant demand for low toxicity, innovative, affordable and widely accessible products such as ours in large and underserved markets. We are focused on driving growth through continuous product innovation and we believe we have a strong product pipeline, including product extensions and new delivery methods under our existing brands, as well as products to address new market opportunities in the topical immune health, neuromuscular health and skin barrier health categories.

Leverage Existing Infrastructure

We intend to leverage our existing research and development, manufacturing and commercialization infrastructure to introduce new products. Our Theraworx Relief for Joint Discomfort and Inflammation product is an example of a new product developed from our platform, marketed under our Theraworx Relief brand, distributed by our existing retail salesforce, and sold through the same retail network as our Theraworx Relief for Muscle Cramps and Spasms product. Another example is our Theraworx Protect U-Pak for Urinary Health product launched in August 2019 in over 8,000 pharmacies that already stock Theraworx Relief products. In addition, we are actively pursuing opportunities to be the exclusive manufacturing partner for existing customers that are looking to offer white label versions of our branded products in their stores.

Expand Our Existing Compendium of Clinical Evidence to Support Product Differentiation

In order to continue to build our library of clinical evidence in support of our product differentiation, our strategy is to work with key opinion leaders and hospital department chairs to:

•	convert these key influencers into supporters for our brand;

•	accelerate IRB approval and academic center prioritization;

•	reduce associated costs, as clinical study costs may be shared; and

•	improve the likelihood and speed of study presentation or publication.

As a result of our strategy, to date, over 40 clinical studies have been completed. The majority of these clinical studies are IRB approved, and have resulted in 19 peer-reviewed publications and clinical posters on the clinical effects of our products.

Expand Brand Awareness

We intend to continue to develop awareness of our brand. Our significant sales growth and expansion of our distribution network is evidence of increasing brand awareness in the marketplace. We have achieved this awareness through a combination of clinical studies and publications, television advertising and social media marketing, education of pharmacists, face-to-face physician interaction and in-store promotional activity. Since inception, we have seen pharmacy shelf space increase from four inches to nineteen inches in over 40% of our 45,000 pharmacy locations. In the topical analgesics space, we have increased our share of voice, a metric of brand awareness among peer products that measures relative media exposure in the marketplace, from 6% during the second quarter of 2018 to 32% during the second quarter of 2019. We plan to continue to invest in these efforts.

Risks Affecting Our Business

Our business is subject to a number of risks. These risks are discussed more fully in the section titled “Risk Factors” immediately following this prospectus summary on page 15. You should read these risks before you invest in our common stock. In particular, risks associated with our business include, but are not limited to, the following:

•	We have incurred significant losses since inception, and we may never achieve or maintain profitability.

•	Without obtaining adequate capital funding or improving our financial performance, we may not be able to continue as a going concern.

•

In connection with our preparation of our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could materially and adversely impact our business, financial condition or results of operations.

•	We have only recently begun to rapidly scale our operations, which makes it difficult to forecast our future results of operations.

•	We will require additional capital to fund our operations, which may not be available on acceptable terms, if at all.

•

If our products are unable to achieve an adequate level of acceptance or we fail to attract new customers and retain existing customers, our business, financial condition and results of operations will be adversely affected.

•	Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

•	We may not be successful in our efforts to develop or introduce new products or product extensions to market.

•	Our credit agreement contains restrictive covenants that may restrict our ability to pursue our business strategies.

•

We face significant competition from various health, wellness and self-care companies, and our operating results will suffer if we fail to compete effectively. We also face competition from customers developing competing products and manufacturers of similar products.

•

Our products are subject to extensive federal and state regulations, and the FDA, Federal Trade Commission, or FTC, or other regulatory authorities could restrict the sales and marketing of our products, or could cause us to incur significant costs to address any concerns that may arise.

•	We are dependent on third parties to produce additional supportive clinical data.

•

If we are unable to maintain or enter into new contractual relationships with distributors and supply chain organizations, our business, financial condition and results of operations could be adversely affected.

•	Trade secrets and confidential and unpatented know-how are important to our business, and such information is difficult to protect.

•

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

•	We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

Our Corporate Information

We were incorporated under the laws of the State of Wyoming in August 2013 under the name “Avadim Technologies, Inc.” In September 2013, we acquired our predecessor company Avadim, LLC, a North Carolina limited liability company that was formed and began operations in 2007. In August 2018, we converted to a corporation under the laws of the State of Delaware and in September 2018, we changed our corporate name to “Avadim Health, Inc.” Our principal executive offices are located at 81 Thompson Street, Asheville, North Carolina 28803, and our telephone number is (828) 251-7111. Our corporate website address is www.avadimhealth.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the prior June 30th; (3) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year following the fifth anniversary of the completion of this offering. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

reduced obligations with respect to financial data, including presenting only two years of audited consolidated financial statements, selected financial data and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the U.S. Securities and Exchange Commission, or the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our consolidated financial statements to those of other public companies more difficult.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

THE OFFERING

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to additional shares of common stock.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for sales and marketing activities, including the expansion of our sales team, as well as for product development, expansion of our manufacturing capabilities and working capital and other general corporate purposes. See the section titled “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the shares offered by this prospectus for sale to our directors, officers, and certain employees and other parties that we may designate. If these persons purchase directed shares, it will reduce the number of shares available for sale to the general public. Any directed shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Proposed Nasdaq Global Market symbol

The number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of September 30, 2019, and excludes:

•

                 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2019 and granted under our August 2014 Stock Incentive Plan, or 2014 Plan, our September 2015 Stock Incentive Plan, or 2015 Plan, and our March 2016 Stock Incentive Plan, or 2016 Plan, with a weighted-average exercise price of $             per share;

•	shares of common stock issuable upon the settlement of restricted stock units, or RSUs, outstanding as of September 30, 2019 and granted under the 2016 Plan;

•	shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2019, with a weighted-average exercise price of $ per share;

•

                 shares of common stock reserved for future issuance pursuant to our 2019 Stock Incentive Plan, or the January 2019 Incentive Plan, which was adopted in January 2019, of which                  shares are issuable upon the exercise of options granted subsequent to September 30, 2019 and through                 , 2019;

•

                 shares of common stock reserved for future issuance pursuant to our 2019 Equity Incentive Plan, or 2019 EIP, which will become effective on the date of execution of the underwriting agreement for this offering, as well as any automatic increases in the number of common shares reserved for future issuance under the 2019 EIP; and

•

                 shares of common stock reserved for future issuance pursuant to our 2019 Employee Stock Purchase Plan, or the ESPP, as well as any automatic increases in the number of common shares reserved for future issuance under the ESPP.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise of the outstanding options or warrants described above;

•

the expiration of the outstanding warrant to purchase Series W preferred stock upon the completion of this offering, assuming the receipt of gross proceeds of at least $50 million; see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Indebtedness” for more information;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior the closing of this offering; and

•	a -for- reverse stock split of our common stock to be effected prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data as of, and for the periods, ended on, the dates indicated. We have derived the summary statement of operations data for the years ended December 31, 2017 and 2018 and the summary balance sheet data as of December 31, 2018 from our audited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2017	2018
	(in thousands, except share and per share data)

Statement of Operations Data:

Net revenues	$10,818	$29,043

Cost of revenues	8,561	13,087

Gross profit	2,256	15,956

Selling and marketing expenses	19,179	33,842

General and administrative expenses	10,433	11,484

Research and development expenses	1,715	1,904

Total operating expenses	31,327	47,231

Loss from operations	(29,071)	(31,275)

Interest income	—	76

Interest expense	(154)	(17,769)

Loss on extinguishment of debt	—	(1,355)

Change in fair value of warrant liability	—	811

Total other expenses	(154)	(18,237)

Net loss	(29,224)	(49,511)

Preferred stock dividends	—	(647)

Accretion of preferred stock	—	(1,611)

Net loss attributable to common stockholders	$(29,224)	$(51,769)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(0.56)	$(0.93)

Weighted-average number of common shares outstanding, basic and diluted (1)	52,431,950	55,836,554

(1)

See note 15 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of per share amounts.

	As of December 31, 2018
	Actual	As Adjusted (2)
	(in thousands)

Balance Sheet Data:

Cash	$17,448	$

Working capital (deficit) (1)	(22,997)

Total assets	33,448

Term loans payable	41,284

Total liabilities	64,814

Total stockholders’ equity (deficit)	(31,366)

(1)

We define working capital as current assets less current liabilities. This figure includes the full principal and accrued interest balance of our term loan as a current liability as of the balance sheet date as a result of our prior non-compliance with certain covenants set forth in the credit agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(2)

As adjusted balance sheet data reflects our sale of                  shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease as adjusted cash, working capital, total assets and total stockholders’ (deficit) equity by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease as adjusted cash, working capital, total assets and total stockholders’ equity (deficit) by approximately $        million, assuming that the assumed initial offering price to the public, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Business, Financial Position and Industry

We have incurred significant losses since inception, and we may never achieve or maintain profitability.

Since our inception, we have incurred significant operating losses and negative cash flows from operations. Our net losses were $29.2 million and $49.5 million for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $113.4 million. We began selling our first product in 2013. Prior to that, we generated revenue primarily from customers who hired us to conduct clinical evaluations and contract manufacturing. A large portion of our expenses are fixed, including expenses related to our facilities, equipment, contractual commitments and personnel.

Our ability to continue to generate revenue and become profitable depends upon our ability to successfully manufacture and market our products efficiently and at sufficient scale. We expect to continue to incur significant expenses as we seek to grow our business. Our expenses will increase substantially as we grow and operate as a public company and add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our continued product research and development and commercialization efforts, as well as to support our transition to a public reporting company. As a result, we expect to continue to incur net losses and negative cash flows from operations for the foreseeable future. These net losses and negative cash flows from operations have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. There can be no assurance that we will achieve profitability and, even if we do achieve profitability, we may not be able to sustain or increase profitability. If we are unable to achieve and then maintain profitability, the value of our equity securities may be adversely affected.

Without obtaining adequate capital funding or improving our financial performance, we may not be able to continue as a going concern.

Our management has concluded that our cash levels, rate of cash burn and need for additional funding raises substantial doubt about our ability to continue as a going concern. In addition, as described in their audit report, our independent registered public accounting firm has included an explanatory paragraph that states we have incurred recurring losses and negative cash flows from operations and expect to continue to do so for the foreseeable future, all of which raises substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in us. We have devoted the majority of our financial resources to expansion of our sales channel and research and development. We have financed our operations primarily through the sale of equity and equity-linked securities and more recently, through our debt facility. The results of our operations will depend, in part, on the rate of future expenditures and our ability to obtain funding through additional equity or debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. We anticipate our expenses will increase substantially as we continue to grow our sales team, increase our advertising spend and continue our research and development efforts.

Our ability to continue as a going concern will be determined by our ability to complete this offering, enabling us to fund our expansion plans and realize our business objectives. In addition, we have incurred net losses and negative cash flows from operations since our inception and expect to incur losses in future periods as we continue to increase our expenses in order to position our business to grow. If we are unable to obtain adequate funding from this proposed offering or in the future, or if we are unable to grow our revenue substantially and manage our expenses to achieve and sustain profitability, we may not be able to continue as a going concern.

In connection with our preparation of our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could materially and adversely impact our business, financial condition or results of operations.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, or GAAP. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent registered public accounting firm identified material weaknesses in our internal controls. Under standards established by the United States Public Company Accounting Oversight Board, or PCAOB, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.

In particular, management determined that we did not have an adequate complement of accounting resources with sufficient knowledge of and training in the application of GAAP, in particular to account for and prepare relevant disclosures related to non-routine transactions, such as certain share-based compensation issuances and certain debt and equity related transactions, which led to a material misstatement that was corrected in our 2018 consolidated financial statements. In addition, we had insufficient controls over sales cut off and journal entries. Management believes that such material weaknesses were largely the result of challenges in managing the rapid scaling of our operations. Each of the material weaknesses described above or any newly identified material weakness could result in a misstatement of our consolidated financial statements or disclosures that would result in a material misstatement of our annual or quarterly consolidated financial statements that is not prevented or detected.

We have taken steps to remediate these weaknesses, including hiring additional staff and implementing new processes and internal control procedures, such as review and approvals of reconciliations and sales cut off testing. However, we cannot assure you that the measures we have taken will remediate these material weaknesses or that we will not suffer from other material weaknesses in the future. In addition, these remediation measures may be time-consuming, costly, and might place significant demands on our financial and operational resources.

If (1) we fail to effectively remediate material weaknesses in internal control over financial reporting; (2) we identify additional material weaknesses in our internal control over financial reporting; (3) we are unable to assert that our internal control over financial reporting is effective; or (4) when required in the future, our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected or we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities and we could be delayed in delivering consolidated financial statements, which could require additional financial and management resources and have a material adverse effect on our business, financial condition and results of operations.

We have only recently begun to rapidly scale our operations, which makes it difficult to forecast our future results of operations.

We have only recently begun to rapidly scale our operations, with the launch of our first retail pharmacy/consumer product, Theraworx Relief, in 2017. As a result, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical results of operations and recent revenue growth should not necessarily be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including among others slowing demand for our products, increasing competition, changes to technology, regulatory actions, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of opportunities or deliver on our operational plan. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by companies in our industry, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business, financial condition or results of operations could be materially and adversely affected.

In addition, as we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual period as indications of future operating performance.

We will require additional capital to fund our operations, which may not be available on acceptable terms, if at all.

We expect to spend substantial amounts to continue to develop, manufacture and market our products. We may require additional capital beyond the proceeds of this offering, which we may raise through equity or debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources to enable us to execute on our business strategy. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our development and commercialization efforts. If we are unable to raise capital when needed or on acceptable terms, we may be forced to implement cost-cutting or other measures that could delay, reduce or eliminate our ability to pursue certain of our strategic goals.

Our operations have consumed significant amounts of cash since inception. As of September 30, 2019, our cash was $        million. Based on our planned use of the net proceeds of this offering, our current cash and expected future sales, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through                 . This estimate is based on a number of assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•

the costs associated with combating the marketing strength of other, larger, better funded, competitors, including those that do not compete directly, but have market share selling products that we may be displacing;

•	the cost of defending any adverse claims brought against us by customers, competitors, regulators or others;

•	the cost of researching and developing new products or enhancing existing products;

•	the costs of future clinical evaluations;

•	the cost of expanding our sales, marketing and distribution infrastructure;

•	the costs of regulatory evaluation, compliance and defending against any regulatory action;

•	the cost of expanding and protecting our intellectual property portfolio, including filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us or any of our products or future potential products;

•	the costs of technological maintenance and improvements and cyber-security;

•	the cost and effectiveness of scaling our supply chain and manufacturing facilities and processes;

•	the in-licensing or acquiring other products and technologies; and

•	our commercialization efforts.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that could adversely affect your rights as a holder of common stock. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or other investments or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, products, future revenue streams or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our development or commercialization efforts or grant rights to develop and market products or potential future products that we would otherwise prefer to develop and market ourselves.

If our products are unable to achieve an adequate level of acceptance or we fail to attract new customers and retain existing customers, our business, financial condition and results of operations could be adversely affected.

To increase our revenue, we must continue to attract new customers while retaining existing customers. Our success will depend on the level of adoption of our products and the execution of our growth strategies. If we are unable to achieve widespread adoption of our products and execute on our growth strategies, our business, financial condition and results of operations may be adversely affected.

In order to attract new customers and retain existing customers, we must achieve market acceptance by consumers, healthcare providers and others in the medical healthcare community. If our products do not achieve an adequate level of acceptance, we may not generate significant product revenues or become profitable. The degree of market acceptance of our products depends on a number of factors, including but not limited to:

•	the potential advantages compared to alternatives;

•	effectiveness of our sales and marketing efforts;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of use of our products;

•	the strength of our marketing and distribution support;

•	the timing of market introduction of competitive products;

•	the future availability of coverage and adequate reimbursement from third-party payors; and

•	individuals’ willingness to pay out-of-pocket in the absence of coverage or adequate reimbursement.

If our products do not achieve an adequate level of acceptance and we are unable to continue attracting new clients or retaining existing clients, our business, financial condition and results of operations may be adversely affected.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to successfully increase our customer base and achieve broader market acceptance of our products is dependent on our ability to effectively develop and expand our sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development and expansion of our sales, marketing and distribution capabilities, our ability to attract partners or our ability to access the desired channels into key markets, could impact sales of our existing products or delay any new product launch or expansion of existing products, which may adversely affect our business, financial condition and results of operations.

We intend to continue to grow our existing relationships and establish new relationships with third-party sales and channel organizations. In addition, we intend to continue to grow our in-house, dedicated sales team. These efforts will require us to invest significant financial and other resources. Our business, financial condition and results of operations could be adversely affected if our sales and marketing efforts do not generate significant increases in revenue or result in increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales team if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

We are subject to unpredictable and, in some cases, lengthy sales cycles for our institutional- care customers.

Due to the nature of the healthcare industry, potential institutional-care customers, such as hospitals and other institutional facilities, typically need to commit significant resources to evaluate our products. It is not uncommon for these evaluations to take an extended period of time, which can be as long as 90 to 180 days. Our existing and potential customers may be unwilling or unable to commit the time and resources necessary to evaluate our products, or such customers may choose not to purchase our products after undertaking such evaluations. In addition, revenues generated from product sales to institutional care customers may fluctuate due to changes in our customers’ trial programs. As a result, it is difficult to accurately predict our revenues and other operating results. Further, our results may fluctuate on a quarterly basis or over other measurement periods. This difficulty predicting our results can lead to significant resource misallocation, which may materially and adversely affect our business, financial condition and results of operations.

We may not be successful in our efforts to develop or introduce new products or product extensions to market.

Part of our strategy involves driving growth through continuous product innovation, including through product extensions and new products under our existing brands, as well as discovering and developing products to address new market opportunities for topical immune health, neuromuscular health and skin barrier health. We may fail to identify, develop or successfully commercialize new products or product extensions for any number of reasons, including those discussed in these risk factors and also:

•	we may find that the effects of future products, once in development or after, is not what we had expected;

•	we may not be able to assemble sufficient resources to develop product extensions or discover potential new products;

•	any product extensions or potential new products that we develop may not be accepted by the market;

•	competitors may develop alternatives that render our product extensions or potential new products obsolete or less attractive;

•	potential new products we develop may nevertheless be covered by third parties’ patents or other exclusive rights; or

•	product extensions or potential new products may not be capable of being produced in commercial quantities at an acceptable cost, or at all or may encounter regulatory roadblocks.

The failure to launch a new product or product extension successfully can give rise to inventory write-offs and other costs and can affect consumer perception of our other products. In addition, launching new products or product extensions can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. Focusing on the development and commercialization of new products and product extensions may also divert attention and resources away from our existing products. If we are unable to successfully identify, develop and commercialize new products or product extensions, this could adversely impact our business, financial condition, results of operations and share price.

We may expend our limited resources to pursue a particular future potential product or opportunity and fail to capitalize on future potential products or opportunities that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on future potential products that we identify for specific opportunities. As a result, we may forego or delay pursuit of other potential products or other opportunities that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and future potential products may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular future potential product, we may relinquish valuable rights to that future potential product through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such potential product. Such resource allocation failures could materially and adversely affect our business, financial condition and results of operations.

Our credit agreement contains restrictive covenants that may restrict our ability to pursue our business strategies.

In October 2018, we entered into a credit agreement, among our company, the lenders from time to time party thereto, and Hayfin Services LLP, or Hayfin, as administrative agent and collateral agent for the lenders. The credit agreement, as amended, contains financial and operational covenants, including requirements to achieve specified net revenues, profitability and liquidity levels. The credit agreement also contains covenants restricting our ability to grant liens, incur debt, make investments, consummate acquisitions or dispositions of assets, make restricted payments and to enter into transactions with affiliates. Our performance under the credit agreement is secured by a senior lien on all of our assets (including our intellectually property, such as patents and trademarks) and a stock pledge on the equity interests of our subsidiaries, each of which also gave a guarantee. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” for more information.

In connection with the credit agreement, we also issued Hayfin a warrant to purchase shares of our super-voting Series W preferred stock, which is exercisable only if there is an event of default under the credit agreement and Hayfin accelerates the maturity of the term loan pursuant to such event of default. If exercised, the Series W preferred stock would provide Hayfin the right to vote a majority of all shares entitled to vote on any matter presented to our stockholders, including the election of directors. There are currently no Series W preferred shares outstanding, and the warrant issued to Hayfin will expire upon the completion of this offering, assuming the receipt of gross proceeds of at least $50 million, or the repayment of the loan in full.

As a result of the going concern explanatory paragraph expressed in the audit report in our 2018 consolidated financial statements, included elsewhere in this registration statement, we were in breach of the covenants, and thus in default, under our credit agreement; however, such default has been waived by Hayfin. If we default under our credit agreement again, such as due to the inclusion of a going concern in our future audit reports, and if such default is not cured or waived, the lenders could terminate their commitments to lend to us and cause any amounts outstanding to be payable immediately. Such a default could also result in cross defaults under other debt instruments. Moreover, any such default would significantly limit our ability to obtain additional financing, which may have an adverse effect on our cash flow and liquidity. In addition, if we default under our credit agreement prior to the completion of this offering and Hayfin accelerates the loan, then the Series W warrants for our super-voting Series W preferred stock will become exercisable and Hayfin will have the power to take control of our board of directors. If Hayfin appoints new directors, those directors will have the power to direct our business, including taking such measures as the board of directors determines are necessary to repay Hayfin and the lenders, which could include a sale of our assets or pursuing other interests adverse to our other stockholders.

We face significant competition from various health, wellness and self-care companies, and our operating results will suffer if we fail to compete effectively.

Our industry is highly competitive. We do not compete with any single competitor across all of our product lines, however, we have various competitors of varying sizes, including personal care companies, branded consumer healthcare companies and private label manufacturers. Certain of our distributors are also our competitors for certain of our products. The following is a summary of our principal competitors across our various product lines:

•

Theraworx Relief. Theraworx Relief for Muscle Cramps and Spasms competes with well-known brands, such as Bengay, Icy Hot, Hylands, Biofreeze, Aspercreme, Blue Emu and Salon Pas. Theraworx Relief for Joint Discomfort and Inflammation also competes with most of these brands, as well as topical Voltaren, oral analgesics and NSAIDs and various hand and knee braces.

•

Theraworx Protect for Immune Health. We believe our most direct competitors for Theraworks Protect for Immune Health are Medline and Sage Products, makers of Chlorhexidine, or CHG, Bathing System and Sage M-Wipes, Bard Provon Wipes, Purell and the makers of other alcohol hand cleansers, as well as Betadine and Hibiclens.

•	Theraworx Protect U-Pak for Urinary Health. Theraworx Protect U-Pak for Urinary Health primarily competes with other OTC brands, such as AZO, Uquora, Summers Eve and Vagisil Cleansing Solutions.

•	Combat One. This product competes with various baby wipe brands, as well as Sage and Medline hospital wipes.

•	PHUEL. This product competes with well-known and readily available brands, such as Tiger Balm, oral analgesics and NSAIDs, Icy Hot and Biofreeze.

We compete with these products on the basis of numerous factors, including brand awareness and loyalty, ease of use, product effectiveness, product quality, reputation, product variety, product features, package design, shelf space, price, advertising, promotion, customer service and the ability to identify and satisfy consumer demand.

We compete for consumer acceptance and limited shelf space based upon these factors as well as creative marketing, promotion and distribution strategies, and new product and product extension introductions. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores. As a result, they may allocate more shelf space to their private label products or to our branded competitors’ products in accordance with their respective promotional strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors or other factors may require us to reduce our prices or invest greater amounts in marketing, advertising and promotion of our products to ensure our products remain competitive.

In addition, as our products gain visibility in the marketplace, other potential competitors not currently offering competitive products may expand their product offerings to compete with us. Significant new competitors or increased competition from existing competitors, including specifically private label brands, may adversely affect our business, financial condition and results of our operations.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience with development and commercialization of products. Established healthcare and wellness companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel products that could make our products less competitive. In addition, mergers and acquisitions in the healthcare and wellness industry could result in even more resources being concentrated among a small number of our competitors. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for our products. The inability to compete with existing or subsequently introduced products would have an adverse impact on our business, financial condition and results of operations.

We may face competition from customers developing competing products internally or externally.

Certain customers for our products have substantial manufacturing capabilities and financial resources to develop and market their own competing products. The future prospects for our products are dependent upon our customers’ acceptance of our products as an alternative to their internally developed products. Future sales prospects also are dependent upon acceptance by our customers of third-party sourcing for products as an alternative to in-house development. Customers may in the future continue to use internal products, or develop or acquire products that are similar to, or that may be substituted for, our products. If our customers fail to accept our products as an alternative, if they develop similar products internally rather than purchase our products, or if we are otherwise unable to develop or maintain strong relationships with them, our business, financial condition and results of operations could be materially and adversely affected.

We may face competition from manufacturers of similar products.

Competition from manufacturers of products similar to our existing and future branded products could be a major challenge for our branded products, and the loss or expiration of intellectual property rights can have a significant adverse effect on our revenues. The date at which competition commences may be different from the date that patent exclusivity expires. However, upon the loss or expiration of patent protection for one of our products, or upon the “at-risk” launch (despite pending patent infringement litigation against the competitive product) by a manufacturer of a similar version of one of our patented products, we could lose a major portion of revenues for that product in a very short period of time, which could adversely affect our business, financial condition and results of operations.

The market for our products may develop slowly or be smaller than we expect.

The total addressable market opportunity for our products will ultimately depend upon a number of factors, including the acceptance by the medical community, pharmacists, healthcare providers and customers, product pricing and reimbursement. In addition, estimates for the incidence and prevalence of the healthcare issues our products address are frequently based on information and assumptions that are not exact and may not be appropriate, and the methodology is forward-looking and speculative. Accordingly, the incidence and prevalence estimates included in this prospectus should be viewed with caution. Further, the data and statistical information used in this prospectus, including estimates derived from them, may differ from information and estimates of our competitors or from current or future studies conducted by independent sources.

The use of such data involves risks and uncertainties and is subject to change based on various factors. Our estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of the conditions we seek to address. The number of individuals that could benefit from the use of our products may be lower than expected or may not be otherwise amenable to using our products, which may adversely affect our business, financial condition and results of operations.

We depend on a limited number of customers for a substantial majority of our revenue. If we fail to retain these customers, our revenue could decline significantly.

We derive a substantial majority of our revenue from sales through a limited number of retail chains, group purchasing organizations, or GPOs, and distributors. For the year ended December 31, 2018, Owens & Minor and Walgreens each accounted for greater than 10% of net revenue. As a result of this customer concentration, our revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of these customers or any other significant customer. In the future, any of our significant customers may decide to purchase less than they have in the past, may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase our products at all, any of which could cause our revenue to decline and adversely affect our financial condition and results of operations. If we do not diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.

Customers’ strategic business plans may negatively influence the distribution of our products to consumers.

Changes in or inconsistent application of our retail and distribution customers strategic business plans including, but not limited to; (i) expansions, mergers or consolidations; (ii) retail shelf space allocations for products within each outlet and in particular the OTC homeopathic, cosmetic and healthcare categories in which we compete; (iii) changes in their private label assortment; and (iv) product selections, distribution allocation, merchandising programs, commercial terms and retail pricing of our products as well as competitive products could affect sales of our products and result in a material adverse effect to our business, financial condition and results of operations.

We have limited internal manufacturing resources and limited experience forecasting our manufacturing needs at a scale we aim to achieve. If our operations are interrupted or we are unable to provide an adequate supply of our products, our business, financial condition, results of operations could be materially adversely affected.

Most manufacturing processes for our products occur within our own facilities. This increases the risk that, in the event of an interruption in our operations, whether due to a natural catastrophe, labor dispute, a change in processes required as a result of a change in suppliers, regulatory requirements or other changes, or otherwise we would not be able to develop an alternate source for our products without incurring material additional costs and substantial delays. In addition, as sales of our products grow, we expect we will need to increase, or “scale up,” the production process for our components and products. While we have taken steps in anticipation of growth, manufacturers often encounter difficulties in scaling up production, such as challenges involving yield, quality control and assurance and qualified personnel. If our scaled-up production process is not efficient or produces a product that does not meet quality and other standards, we may be unable to meet market demand and our business, financial condition, results of operations and prospects would be adversely affected.

In addition, because we have only recently launched our first pharmacy product, combined with and due to our recent rapid growth, we have limited experience forecasting our manufacturing needs at this scale. Failure to accurately forecast our needs may result in manufacturing delays or increased costs. Our ability to accurately forecast or handle our anticipated increased scale could be affected by many factors, including changes in customer demand for our products, changes in demand for the products of our competitors, unanticipated changes in consumer preferences, changes in the healthcare market, among others. If we fail to accurately forecast demand, we may experience a shortage or excess of products available for sale, which could adversely affect our business, financial condition and results of operations.

If a significant number of pharmacies claim refunds or credit for unsold inventory of our products under contractual chargeback or similar provisions, it could have an adverse impact on our business, financial condition and results of operations.

Our products are stocked in over 45,000 pharmacies. However, a number of pharmacy chains have certain chargeback rights and other provisions in their agreements with us that may entitle them to return for credit or refund unsold, expired or damaged inventory of our products. If a significant number of pharmacies claim refunds or credit for unsold inventory of our products, this could have an adverse effect on our business, financial condition and results of operations.

We are subject to changing consumer preferences and if we do not correctly anticipate such changes, our sales may decline.

There are a number of trends in consumer preferences, which have an impact on us and the healthcare and wellness industry as a whole. These include, among others, preferences for affordable, convenient, value-added, healthy, lower-risk and self-care products. Consumer preferences are also shaped by concern over the health related impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the United States or any other material market in which we plan to operate could have a material adverse effect on our business, financial condition and results of operations. Our competitiveness also depends on our ability to predict and quickly adapt to consumer trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences, our business, financial condition and results of operations may be adversely affected.

Unfavorable publicity or consumer acceptance of our products generally could reduce our sales.

We are dependent upon consumer acceptance of the safety and quality of our products. Consumer acceptance of products can be significantly influenced by scientific research or findings, national media attention and other publicity about product use and our company generally. A product may initially be received favorably, resulting in high sales that may not be sustainable as consumer preferences change. Alternatively, skepticism of claims made by companies in the healthcare and wellness industry may limit the number of individuals that believe our consumer products are effective, which may negatively affect our ability to generate significant sales from our products.

Most of our products face competition from long-standing options. For example, for neuromuscular health conditions, consumers typically turn to anecdotal remedies, such as stretching and warm baths, or readily available OTC products, such as acetaminophen or NSAIDs. To successfully market our products, we will need to educate consumers, often in a restricted regulatory environment, that these options, alone, are sometimes insufficient. Changing consumer behavior patterns may take months or years to accomplish and there is no guarantee that we will be successful in doing so. There is no guarantee that consumers will be willing to use our products. If consumers are not willing to purchase our products, our ability to generate significant revenue from the sale of our consumer product may be limited and our business, financial condition and results of operations may be adversely affected.

In addition, scientific research or publicity could be unfavorable to the healthcare and wellness industry or any of our particular products. Any research or publicity that is perceived by our consumers as less than favorable or that questions earlier favorable research or publicity, could have a material adverse effect on our ability to generate revenue. Adverse publicity in the form of published scientific research, statements by regulatory authorities, competitors or otherwise, whether or not accurate, that associates use of our products or any other similar products with adverse events, that questions the benefits of our or similar products, that claims that such products are ineffective or that alleges our labeling or promotional statements and materials do not comply with applicable laws, regulations or policies could have a material adverse effect on our reputation, business, financial condition or results of operations.

We may be subject to enforcement action if we or our sales representatives engage in improper marketing or promotion of our products.

Our promotional materials, product packaging, websites and promotional practices must comply with applicable laws, rules and regulations, including with respect to the prohibition of the promotion of misbranded or unapproved new drugs. The FDA may take enforcement action against us or our products if the FDA determines that our claims for our cosmetics are drug claims, that our claims for our OTC homeopathic drug products are not consistent with homeopathic usage or that one or more of our products are not intended solely for self-limiting diseases or conditions amenable to self-diagnosis and treatment by consumers themselves. If the FDA determines that our products are in violation of relevant laws or regulations or do not comply with applicable compliance policies, such as guidance regarding products for nocturnal leg cramps, we could be subject to regulatory or enforcement actions, including the issuance of a warning or untitled letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional statements and materials, labeling, product packaging, websites or promotional practices to constitute improper promotion of a cosmetic or over-the-counter, or OTC, homeopathic drug products, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. If any of these events occur, our reputation could be damaged and adoption of our products could be impaired and our business, financial condition and results of operations may be materially and adversely affected.

We have in the past received, and may in the future receive, communications from competitors alleging that our promotional materials do not comply with applicable laws and regulations. Although we strongly disagree with these allegations, we cannot predict the impact such allegations will have on us, including whether such allegations will be made to the FDA or other regulatory authorities and what actions the FDA or such regulatory authorities will take as a result.

We also face the risk that our sales representatives engage in aggressive or improper marketing or promotion of our products, outside the confines of our promotional materials or training programs. While we have agreements governing our relationship with them, we can control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our sales representatives acts in accordance with applicable laws. Our reliance on these individuals does not relieve us of our regulatory responsibilities. Any failure by our sales representatives to comply with applicable laws could lead to regulatory action, could damage our reputation and could materially and adversely affect our business, financial condition and results of operations.

Potential product liability or false marketing claims against us could cause us to incur substantial liabilities.

We face the risk of product liability or false marketing claims, which could adversely affect our business, financial condition and results of operations. Product liability or false marketing claims might be brought against us by regulators, consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. Our marketing and sale of products will expose us to product liability and false marketing risks that are inherent in the testing, manufacturing and marketing of such products. Failure to maintain policies and procedures, obtain or maintain sufficient product liability insurance or otherwise protect or successfully defend, against product liability or false marketing claims could prevent or delay the commercialization or marketing of our products or future potential products or expose us to substantial liabilities and diversions of resources, all of which may materially and adversely affect our business, financial condition and results of operations. Regardless of the merit or eventual outcome, product liability or false marketing claims may result in:

•	impairment of our business reputation and significant negative media attention;

•	withdrawal of participants from our clinical evaluations;

•	significant costs to defend any related regulatory actions or litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary penalties or awards to regulators, consumers or other claimants;

•	inability to commercialize our potential products or products that we have in development;

•	inability to market our existing products;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased demand for our products; and

•	loss of revenue.

Product contamination or tampering or issues or concerns with respect to product quality, safety and integrity could adversely affect our reputation, business, financial condition or results of operations.

Product contamination or tampering, the failure to maintain high standards for product quality, safety and integrity, including with respect to raw materials and ingredients obtained from suppliers, or allegations of product quality issues, mislabeling, misbranding, spoilage, allergens, adulteration or contamination with respect to our products may reduce demand for such products, and cause production and delivery disruptions or increase costs, each of which could adversely affect our reputation, business, financial condition or results of operations.

If any of our products are mislabeled or become unfit for use or cause injury, illness or death, or if appropriate resources are not devoted to product quality and safety or to comply with changing safety requirements, we could decide to, or be required to, recall products or withdraw from the marketplace and we may be subject to liability or government action, which could result in payment of damages or fines, cause certain of our products to be unavailable for a period of time, result in destruction of product inventory or result in adverse publicity, which could reduce consumer demand and brand equity. Moreover, even if allegations of product contamination or tampering or suggestions that our products were not fit for use are meritless, the negative publicity surrounding such assertions against us or our products or processes could adversely affect our reputation or brands. Our business could also be adversely affected if consumers lose confidence in product quality, safety and integrity generally, even if such loss of confidence is unrelated to our products. Any of the foregoing could adversely affect our reputation, business, financial condition or results of operations. In addition, if we do not have adequate insurance, if we do not have enforceable indemnification from suppliers, distributors or other third parties or if indemnification is not available, the liability relating to such product claims or disruption could materially adversely affect our business, financial condition or results of operations.

Consumers’ ability to successfully file a complaint against us and our products may be greater due to the status of our products as cosmetic or OTC homeopathic drug products.

We market products that we classify as cosmetics and OTC homeopathic drug products. Cosmetics and OTC homeopathic drug products are not subject to premarket review by the FDA. In recent years, state courts have concluded that, because OTC homeopathic drug products are not approved or marketed pursuant to an FDA regulation, claims against a manufacturer of an OTC homeopathic drug product are not preempted by the Federal Food, Drug, and Cosmetic Act, or FDC Act. Similarly, claims against cosmetics are not preempted. Consequently, plaintiffs’ actions under state consumer protection laws for lack of substantiation for claims for cosmetics as well as

OTC homeopathic drug products have been allowed to proceed. Ignoring the unique character of OTC homeopathic drug products, plaintiffs’ claims in these actions have been based on the evidence standard applied to conventional drugs. Generally, consumer actions involve claims for significant monetary damages, as well as injunctions. If any such claim were brought against us, it could adversely affect our reputation, business, financial condition and results of operations.

Positive results obtained in clinical evaluations may not necessarily be indicative of the efficacy of our products and the results in future clinical evaluations or other studies, and failure to replicate positive results from early studies may inhibit our ability to support and market our products or any future potential products or product extensions.

Results from previous clinical evaluations are not necessarily predictive of the efficacy of our products, and the results of future clinical evaluations, and interim results, are not necessarily indicative of final results. Our products and any future potential products may fail to show the desired safety and efficacy despite positive results in previous clinical evaluations. Frequently, future potential products that have shown promising results in early clinical evaluations have subsequently suffered significant setbacks in later clinical evaluations. In addition, the design of a clinical evaluation can determine whether its results will support marketing of a product and flaws in the design of a clinical evaluation may not become apparent until the evaluation is well advanced. There is a high failure rate for products in evaluations, and many companies have suffered significant setbacks even after achieving promising results in earlier evaluations, as a result of later safety or efficacy observations. Any failure to replicate positive results from early studies may inhibit our ability to support and market our products or any future products. Such failure could damage customer acceptance of our product, our reputation, business, financial condition and results of operations.

It is also possible that, even if one or more of our products has a beneficial effect, that effect will not be detected or properly analyzed during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical studies. Moreover, if there is a flaw in a clinical study, it may not become apparent until the study is well advanced or potentially until well after it is complete. There are inherent limitations in the structure, design and execution of studies; in particular, our studies (i) may be funded in full or in part by us, which could create the appearance of a conflict of interest, (ii) may be conducted by doctors or medical professionals who are compensated by us for advisory or other services, (iii) can involve a limited number of participants or (iv) can be subject to limited diagnostic or outcome assessment tools.

If we are unable to achieve or maintain coverage and adequate levels of reimbursement for our products, their commercial success may be hindered.

For any of our current or future products, our success will depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Many individuals rely on third-party payors to reimburse all or part of the costs associated with their purchases. The availability of coverage and adequate reimbursement from healthcare programs, such as Medicare and Medicaid, and private third-party payors can be important for new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost alternatives are already available or subsequently become available. If any of our products do not demonstrate attractive efficacy profiles, they may not qualify for coverage and reimbursement. Once a product is approved for coverage by Medicare, Medicaid or a private third-party payor, there is no guarantee such coverage will be maintained. Patients may be unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, although private third-party payors tend to follow Medicare, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our future potential products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Any failure to obtain such coverage could have a material adverse effect on our business, financial condition and results of operations.

In addition, because our products are covered by Medicare, Medicaid or a private third-party payor, such payors may exert pricing pressure on us or our customers with respect to our products, which pricing pressure could impact our margins and have a material adverse effect on our business, financial condition and results of operations.

Our products are and any future potential products may be subject to extensive federal and state regulations, and the FDA, FTC or other regulatory authorities could restrict the sales and marketing of our products, or could cause us to incur significant costs to address any concerns that may arise.

Our cosmetics and OTC homeopathic drug products are subject to extensive regulation by the FDA and the FTC as well as various other federal, state, local and foreign regulatory authorities. Additional future potential products will also be subject to such regulation. These laws, regulations and compliance policies principally relate to the ingredients, safety, manufacturing, packaging, proper labeling, advertising, marketing, shipment and disposal of such products. Although the FDA has the authority to evaluate the substantiation of written advertising and promotional materials, it generally examines advertising and promotional materials to determine the intended use of a product. The FTC is specifically authorized to regulate advertising of OTC products to prevent unfair or deceptive acts or practices in such advertising. Pursuant to a memorandum of understanding between the FDA and the FTC, the FDA has primary responsibility for preventing misbranding of cosmetics and OTC homeopathic drug products by label review, whereas the FTC exercises primary jurisdiction over all matters regulating the truth or falsity of advertising of cosmetics and OTC homeopathic drug products. Accordingly, we must comply with the FDA’s requirements in determining the intended use of cosmetics and OTC homeopathic drug products and the basis for lawfully marketing such products, as well as labeling requirements, while we must also comply with the FTC’s requirements regarding substantiation of the claims we make for our cosmetics and homeopathic drug products in advertising and promotion.

In recent years, the FDA has issued warning or untitled letters to several cosmetic companies alleging improper claims regarding their cosmetic products. If the FDA determines that any of our Theraworx Protect products intended to be sold as cosmetics should be classified and regulated as drug products, the FDA may issue a warning or untitled letter to us or take other enforcement action. If we are unable to comply with applicable drug requirements, including the requirement to obtain approval of a new drug application, or NDA, for our products we may be unable to continue to market those products. Any inquiry into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could harm our business, financial condition and results of operations. In addition, plaintiffs’ lawyers have filed class action lawsuits against cosmetic companies after publication of these types of FDA warning letters. There can be no assurance that we will not be subject to state and federal government actions or class action lawsuits, which could harm our business, financial condition and results of operations.

Similarly, if the FDA were to determine that our Theraworx Relief products do not qualify as OTC homeopathic drug products because, for example, there are non-homeopathic active ingredients in such products, there are inactive ingredients in such products that do not qualify as inactive ingredients or the products are not homeopathically prepared, we may be unable to continue marketing these products. In addition, the FDA has allowed the marketing of OTC homeopathic drug products pursuant to a compliance policy. The compliance policy permits the OTC marketing of homeopathic products intended solely for self-limiting disease conditions amenable to self-diagnosis and treatment and states that homeopathic products offered for conditions not amenable to OTC use must be marketed as prescription products. If the FDA were to change this policy, we may be required to reformulate our products, stop making claims relating to such products or stop selling our products until we are able to obtain costly and time-consuming FDA approvals, if such approvals could be obtained at all. Any inquiry into the regulatory status of our OTC homeopathic drug products and any related interruption in the marketing and sale of these products could adversely affect our business, financial condition and results of operations.

Further, we have positioned our products as OTC products. If, for example, our OTC homeopathic drug product labeling does not contain at least one major OTC indication for use that is likely to be understood by lay people, FDA may determine that the product is subject to regulation as a prescription drug. If this were to occur, it would significantly limit our marketing options, which could adversely affect our business, financial condition and results of operations.

Our manufacturing facilities are registered with FDA, and our Theraworx Relief products are listed with FDA as homeopathic drugs. In addition, we have voluntarily registered our Theraworx Protect products with the FDA as cosmetics. Although voluntary registration is one of the few ways the FDA can become aware of the existence of a cosmetic establishment (and thus helps FDA identify facilities for inspection), registering or being assigned a registration number does not denote approval of the establishment or its products by the FDA. The FDA may inspect our facilities periodically to determine if we are complying with provisions of the FDC Act and FDA regulations. Manufacturers of OTC homeopathic drug products are required to comply with FDA’s current good manufacturing practices for drugs, or cGMPs, that require us to maintain, among other things, good manufacturing processes, including stringent vendor qualifications, ingredient identification, manufacturing controls and record keeping. As a contract manufacturer of medical devices for third parties, and, if our 510(k) submission is cleared or our de novo request is granted, as a device manufacturer we are also required to comply with the quality system regulation, or QSR, for devices. Similarly, as a manufacturer of cosmetics, if we are found to operate our manufacturing facilities under unsanitary conditions, the FDA could take action against us. Our operations could be harmed if regulatory authorities determine that we are not in compliance with these regulations. If the FDA finds a violation of cGMPs or QSR, it may enjoin our operations, seize product and impose administrative, civil or criminal penalties. If we fail to comply with applicable regulatory requirements, we could be required to take costly corrective actions, including suspending manufacturing operations, changing product formulations, suspending sales or initiating product recalls. In addition, compliance with these regulations has increased and may further increase the cost of manufacturing certain of our products as we work with our vendors to assure they are qualified and in compliance. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

The FTC requires substantiation by competent and reliable scientific data or evidence for performance claims. If we do not meet the standard for substantiation or if there is evidence available through us or third parties that our products do not perform as we anticipate, we may need to change the way we market, or cease marketing, our current or future products. The FTC has in the past several years instituted enforcement actions against several pharmaceutical, cosmetic and dietary supplement companies and others for false and misleading advertising of products to consumers. Enforcement actions often have resulted in consent decrees and monetary payments by the companies involved. Although we make every reasonable effort to ensure that ample foundation exists for our marketing claims, we cannot be certain that the FTC will not question our advertising or other activities in the future. Pursuant to its Guides Concerning the Use of Endorsements and Testimonials in Advertising, or Guides, the FTC interprets Section 5 of the Federal Trade Commission Act, or FTC Act, prohibition on unfair or deceptive acts or practices to regulate claims made by endorsers and influencers of products. Under the current Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service are required to clearly disclose the results that consumers can generally expect. The Guides also add new examples to illustrate the long-standing principle that “material connections” between advertisers and endorsers (such as payments or free products), that consumers might not expect, must be disclosed. We have revised our marketing materials to be compliant with the current Guides. However, it is possible that our use of testimonials in the advertising and promotion of our products will be significantly impacted by the Guides or other FTC regulation or action, which might negatively impact our sales.

Our products are also subject to state laws and regulations, such as state consumer protection laws and the California Safe Drinking Water and Toxic Enforcement Act, and failure to comply with such laws may also result in lawsuits by consumers and the state attorneys general and regulatory enforcement that could have a material adverse effect on our business, financial condition and results of operations.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling our products. Our failure to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals and exclusion and debarment from government programs. Any of these actions, including the inability of our products to obtain and maintain regulatory approval or clearance, if such approval or clearance is required, or avoid regulatory action, could have a materially adverse effect on our business, financial condition and results of operations.

Clearances and authorizations for our medical devices may be denied or significantly delayed.

Under FDA regulations, unless exempt, a new medical device may only be commercially distributed after it has received a 510(k) clearance, is authorized through the de novo classification process, or is the subject of a pre-market approval, or PMA. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device in order for the product to be cleared for marketing. To be substantially equivalent, the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics or if it has different technological characteristics as the predicate device, the proposed device must be as safe and effective as and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. For lower-risk devices that would otherwise automatically be placed into Class III (and require a PMA) because no predicate device is available and the devices do not fall within an existing 510(k)-exempt classification, an applicant may submit a de novo request to down classify the device into Class II or Class I. In the de novo process, the FDA must determine that general controls or general and special controls are sufficient to provide reasonable assurance of the safety and effectiveness of a device for its intended use, which is low to moderate risk and has no predicate (in other words, the applicant must justify the down classification to Class I or II for a new product type that would otherwise automatically be placed into Class III but is lower risk). Clinical data may be required. The 510(k) and de novo processes can be expensive and lengthy and require the payment of significant fees, unless an exemption applies. The FDA’s 510(k) clearance pathway usually takes from three to 12 months from submission, but it can take longer, particularly for a novel type of product. The FDA’s de novo classification pathway usually takes from six to 12 months, but for many applicants can take even longer, up to 18 months or more.

We intend to seek clearance of Theraworx Protect for use as a skin and wound cleanser pursuant to a 510(k) notification. We also intend to seek de novo classification of Theraworx Protect for pre- and post-operative surgical site staging. There are numerous FDA personnel assigned to review different aspects of marketing submissions, and uncertainties can be presented by their ability to exercise judgment and discretion during the review process. During the course of review, the FDA may request or require additional data and information, and the development and provision of this data and information may be time consuming and expensive. For example, if the FDA were to determine that our ingredients are drug ingredients, that our products do not otherwise meet the definition of a medical device, for example due to the indications for use or mode of action, or that our data, including clinical data, are insufficient, our 510(k) or de novo classification request may be delayed or denied. The process of obtaining regulatory clearances or authorizations to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or authorizations on a timely basis, or at all for our proposed products. If de novo classification is denied for our product for pre- and post-operative surgical site staging, we would need to seek approval of a PMA to market the product, which is a lengthier and more expensive process that we may not be willing to undertake. Delay or denial of clearance of a 510(k) or authorization of a de novo classification could have a material adverse effect on our business, financial condition and results of operations.

Any modification to a 510(k)-cleared or de novo authorized device that significantly affects its safety or effectiveness, or that constitutes a major change in its intended use, requires a new 510(k) clearance or, possibly, de novo authorization or approval or a PMA depending on the nature of the change. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or authorizations are necessary.

If our medical devices are cleared or authorized, our medical device operations will be subject to pervasive and continuing FDA regulatory requirements.

Even after clearance or authorization, the FDA continues to regulate medical devices through post-market regulatory requirements. Complying with these regulations is costly, time consuming, complex and uncertain. FDA regulations are wide-ranging and include, among other things, oversight of:

•	product design, development, manufacture (including suppliers) and testing;

•	pre-clinical and clinical studies;

•	product safety and effectiveness;

•	product labeling;

•	product storage and shipping;

•	record keeping;

•	pre-market clearance, authorization or approval;

•	marketing, advertising and promotion;

•	product sales and distribution;

•	product changes;

•	product recalls; and

•	post-market surveillance and reporting of deaths or serious injuries and certain malfunctions.

Medical devices regulated by the FDA are subject to general controls, which include: registration with the FDA; listing commercially distributed products with the FDA; complying with cGMPs under the QSR; filing reports with the FDA of, and record keeping relative to, certain types of adverse events associated with devices under the medical device reporting regulation; assuring that device labeling complies with device labeling requirements; reporting certain device field removals and corrections to the FDA; and obtaining premarket notification 510(k) clearance for devices prior to marketing. In addition to the general controls, some Class II medical devices are also subject to special controls, including adherence to a particular guidance document and compliance with the performance standard.

Advertising for certain devices and labeling, including promotional labeling, for all devices must comply with FDA requirements. In addition, device advertising and promotion may also be subject to other federal and state laws. For example, FDA shares jurisdiction over the regulation of device advertising with the FTC. Advertising for devices characterized as restricted by FDA is subject to specified FDA requirements, while advertising for non-restricted devices is regulated by the FTC.

If we fail to comply with applicable regulatory requirements following clearance or authorization of any of our products, a regulatory agency may:

•	initiate an inspection of our facilities;

•	issue an untitled or warning letter asserting that we are in violation of law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory clearance, authorization or approval;

•	suspend any ongoing clinical studies;

•	delay or refuse clearance, authorization or approval of a pending regulatory submissions or supplements;

•	impose restrictions on our cleared or authorized products;

•	seize or recall our products;

•	partially suspend or totally shutdown our manufacturing operations;

•	issue advisories or other field actions;

•	impose operating restrictions; or

•	refer matters to the Department of Justice or other enforcement or regulatory bodies.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any cleared or authorized products and generate revenues.

If we experience product recalls, we may incur significant and unexpected costs and damage to our reputation, which in turn could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to product recalls, withdrawals or seizures if any of the products we sell are believed to cause injury, not safe or cause an adverse effect or if we are alleged to have violated governmental regulations in the production, labeling, promotion, sale or distribution of our products. A recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brands and lead to decreased demand for our products. In addition, a recall, withdrawal or seizure of any of our products would require significant management attention, would likely result in substantial and unexpected expenditures and could materially adversely affect our business, financial condition or results of operations.

Our relationships with third-party payors, healthcare professionals and customers in the United States and elsewhere may be subject, directly or indirectly, to applicable healthcare laws, which could expose us to significant penalties.

Our current and future business operations may be subject to healthcare regulation and enforcement by the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, or HHS, including its Office of Inspector General, the U.S. Department of Justice, the Departments of Defense and Veterans Affairs, to the extent our products are paid for directly or indirectly by those departments, state and local governments, and their respective foreign equivalents. The healthcare laws that may affect our ability to operate include:

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The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value.

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Federal civil and criminal false claims laws, such as the False Claims Act, or FCA, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government.

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The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

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HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information.

•	The federal transparency requirements under the Physician Payments Sunshine Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.

Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. For example, states have anti-kickback and false claims laws that may be broader in scope than analogous federal laws and may apply regardless of payor. In addition, state data privacy laws that protect the security of health information may differ from each other and may not be preempted by federal law. Moreover, several states have enacted legislation requiring certain manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, report information related to pricing, require the registration of sales representatives and prohibit certain other sales and marketing practices. These laws may adversely affect our sales, marketing and other activities with respect to any product for which we receive approval, clearance or authorization to market in the United States by imposing administrative and compliance burdens on us.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities could be subject to legal challenge and enforcement actions. Ensuring that our current and future internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our business, financial condition and results of operations. Defending against such actions can be costly and time consuming and may require significant personnel resources. Therefore, even if we are successful defending against any such actions that may be brought against us, our business may be impaired.

Healthcare reform measures could hinder or prevent the commercial success of our products and future potential products.

In the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the healthcare industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the U.S. healthcare industry. Among the ACA’s provisions of importance are that it created a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand products to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient products to be covered under Medicare Part D.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA, such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017, or Tax Act. While the Judge in the U.S. District Court of Texas, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, there has been heightened governmental scrutiny in the United States of healthcare pricing practices in light of rising costs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposals for fiscal years 2019 and 2020 contain further drug price control measures that could be enacted during the budget process or in other future legislation. Further, the Trump administration released a “Blueprint” to lower overall drug prices and reduce out-of-pocket costs of drugs paid by consumers, which also contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Not all of these initiatives are applicable to us, however. For example, drug importation programs permit individuals to import prescription drugs from Canada, where the prescription drugs typically cost less than in the United States. We believe it is unlikely that consumers will be importing our OTC products from Canada because if the products are sold OTC in Canada, the price is likely similar to the price in the United States.

Any such legislative, judicial or other regulatory changes and pricing scrutiny could adversely affect business, financial condition and results of operations.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, or collectively, Trade Laws, prohibit, among other things, companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, clinical evaluations and to obtain necessary permits, licenses, patent registrations and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not authorize or have prior knowledge of such activities.

We are subject to environmental, health and safety laws and regulations, and we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Our operations, including our development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, development or manufacturing efforts may be interrupted or delayed.

If significant tariffs or other restrictions are placed on imports from countries from which we source our supplies or any related counter-measures are taken by such countries, our revenue, profit margins, business, financial condition and results of operations may be materially harmed.

The Trump Administration has announced that it is altering trade agreements and terms between the United States and several countries, including China, where some of our suppliers operate. The measures have included the imposition of tariffs on certain U.S. imports. A few of the imported materials on which we rely for our manufacturing operations are currently subject to additional tariffs. The materials subject to these tariffs are expected to impact our raw material costs, and we believe we are not in a position to pass these costs on to our customers if we are to remain competitive. Although we have not yet been able to quantify the full impact of these measures, we expect our margin performance to decline due in large part to the anticipated impact of import tariffs. If further tariffs are imposed on a broader range of our imports, or if further retaliatory trade measures are taken by other countries in response to additional tariffs, our business, financial condition and results of operations may be adversely affected.

If we commercialize any products outside of the United States, a variety of risks associated with international operations could adversely affect our business.

If we seek to commercialize any of our products outside of the United States, we may choose to enter into agreements with third parties to market them in certain jurisdictions outside the United States. We expect that we would be subject to additional risks related to international operations, including:

•	different regulatory requirements for approvals and rules governing commercialization in foreign countries;

•	reduced protection and ability to enforce intellectual property rights;

•	reduced protection and security for intellectual property rights;

•	foreign reimbursement, pricing or insurance regimes;

•	unexpected changes in tariffs, trade barriers or regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	failure to attract or keep an effective partner;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

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business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters, including earthquakes, typhoons, floods and fires or from economic or political instability;

•	greater difficulty with enforcing our contracts;

•	noncompliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery and anticorruption laws in other jurisdictions;

•	data and healthcare privacy and other similar laws; and

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad.

We have no prior experience in these areas. In addition, there are complex regulatory, tax, labor, privacy and other legal requirements imposed by individual countries in Europe and elsewhere with which we will need to comply. If we are unable to successfully manage the challenges of international expansion and operations, our business, financial condition and operating results could be harmed.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, product liability, employment practices liability, property, auto, workers’ compensation, umbrella and directors’ and officers’ liability insurance.

Our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We may be unable to continue to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our business, financial condition and results of operations, including preventing or limiting the commercialization of our products.

We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our operations could be suspended.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position, business, financial condition and results of operations.

Our business and operations would suffer in the event of system failures.

Our computer systems, as well as those of our contractors and consultants, may be vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, hacking war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development and commercialization activities. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability.

In the ordinary course of our business, we collect and store sensitive data, including clinical study data, proprietary business information, personal data and personally identifiable information, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to our knowledge, we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, significant regulatory penalties, and such an event could disrupt our operations, damage our reputation and cause a loss of confidence in us and cause a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Dependence on Third Parties

We are dependent on third parties to produce additional supportive clinical data.

Our growth strategy is dependent, in part, on our clinical data program, which is designed to help produce additional supportive clinical data for our products. This program depends on our ability to work with key opinion leaders and hospital department chairs in order to: (a) convert these key influencers into supporters for our brand; (b) accelerate IRB approval and academic center prioritization; (c) increase cost sharing; and (d) improve the likelihood and speed of study presentation or publication. To the extent we are unable to maintain relationships with key opinion leaders and hospital department chairs as part of our program, our business, financial condition and results of operations may be adversely affected.

If we are unable to maintain or enter into new contractual relationships with distributors or supply chain organizations, our business, financial condition and results of operations could be adversely affected.

Our success is dependent on maintaining our relationships with distributors and supply chain organizations. We have entered into contractual relationships with each of the following four national distributors and all are currently purchasing our Theraworx products for distribution to their customers: Cardinal Health, Owens & Minor, Medline Industries and McKesson. We also have distribution agreements with the nation’s three largest retail pharmaceutical and OTC product distributors: AmerisourceBergen, Cardinal Health and McKesson. In addition, we have retail distribution and similar contracts with Amazon, and pharmacies, such as CVS, Rite Aid, Walgreens and Walmart, which are among the four largest chain drug stores in the United States. We have also entered into contracts with GPOs, such as Vizient and Premier, in the institutional care channel, providing our brands with supply chain access. We may not be able to maintain existing contracts or enter into new contracts, or we may be excluded from future contracts with distributors or GPOs on terms acceptable to us, if at all, and in each such case our business, financial condition and results of operations could be adversely affected.

Our reliance on single-source suppliers could inhibit our ability to meet demand for our products in a timely manner or within budget.

Some of the components for our products are provided to us by single-source suppliers. We expect to purchase components through purchase orders, rather than long-term supply agreements and generally will not maintain large volumes of input inventory. While we believe alternatives for some components exist and will be identified, the disruption or termination of the supply of components could cause a significant increase in component costs or shortage of availability, both which could adversely affect our business, financial condition and operating results.

Our anticipated dependence on a limited number of third-party sterilization providers may also create delays or disruptions in our manufacturing process. Available capacity for sterilization services across the United States that we can use for our processes are currently limited and, to our knowledge, no additional facilities are expected to be added.

The dependence on both third-party sterilization and single-source suppliers involve several risks, including limited control over pricing, availability, quality and delivery schedules. It is possible that our suppliers may not have capacity to scale production to our anticipated needs. Any disruption could also result in our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. Furthermore, if we are required to change a supplier of key components or sterilization services, we may be also be required to verify the new supplier(s) maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new sterilization supplier could delay our ability to manufacture our products in a timely manner or within budget and could adversely affect our business, financial condition and results of operations.

We have relied, and we expect to continue to rely on third parties to conduct, supervise and monitor our clinical evaluations, and if these third parties perform in an unsatisfactory manner or are unable to perform in a timely manner, our business, financial condition and results of operations could be adversely affected.

We have relied, and we expect to continue to rely, on hospitals, universities and contract research organizations to ensure our clinical evaluations are conducted properly and on time. We may also engage third parties, such as clinical data management organizations, medical institutions or clinical investigators, to conduct or assist in clinical evaluations or other development work. While we will have agreements governing their activities, we will have limited influence over their actual performance. We control only certain aspects of our third-party service providers’ activities. Nevertheless, we are responsible for ensuring that each of our clinical studies is conducted in accordance with applicable protocols and legal, regulatory and scientific standards. Our reliance on these third parties does not relieve us of our regulatory responsibilities.

Our third-party service providers are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical evaluations. These third-party service providers may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical evaluations or other drug development activities that could harm our competitive position. If our third-party service providers do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines or fail to comply with applicable regulatory requirements, or if the quality or accuracy of the clinical data they obtain is compromised, due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reasons, our clinical evaluations may be extended, delayed or terminated, and we may not be able to obtain clinical support for, or successfully commercialize, our products. As a result, our costs could increase and our ability to generate revenues could be delayed and our business, financial condition and results of operations could be adversely affected.

Risks Related to Intellectual Property

Trade secrets and confidential and unpatented know-how are important to our business, and such information is difficult to protect.

We consider proprietary trade secrets and confidential and unpatented know-how to be important to our business. We may rely on trade secrets and confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. Therefore, our success depends, in part, on our ability to keep competitors from reverse engineering our products, methods or know-how and maintain trade secrecy and operate without infringing on the proprietary rights of third parties. However, trade secrets and confidential know-how are difficult to protect, and we have incomplete control over the protection of such intellectual property used by employees and third parties.

To protect this type of information against disclosure or misappropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into intellectual property assignment and confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us. These agreements aim to limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements, independent development or publication of information by any of our stakeholders. We cannot assure you that these agreements will not be, or have not already been, breached. Further, we may in the future, face claims that employees, consultants, contractors and advisors have rights to our intellectual property, demanding royalties and other remuneration. Moreover, as our products gain visibility in the marketplace, the frequency of these claims could increase.

Enforcing a claim that a third party illegally obtained, and is using, our trade secrets and/or confidential know-how is expensive, time consuming and unpredictable, and the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Further, courts outside the United States are sometimes less willing to protect proprietary information, technology and know-how. Given that our competitive position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and could have an adverse effect on our business, financial condition and results of operations.

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely, and will continue to rely, upon a combination of patents and patent applications, trade secret protection and confidentiality agreements to protect the intellectual property related to our proprietary technologies, product candidate development programs and future potential products. Our success depends in large part on our ability to secure and maintain patent protection in the United States and other countries with respect to our current products and any future potential products we may develop. We seek to protect our proprietary position by filing, or collaborating with our licensors to file, patent applications in the United States and abroad related to our proprietary technologies, development programs and products. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Moreover, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

In addition, it is possible that we have failed, or will fail, to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and patent applications may not be prosecuted or enforced in a manner consistent with the best interests of our business. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our proprietary products and technology, including current products and any future potential products we may develop in the United States or in foreign countries, in whole or in part. Alternately, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application or later invalidate or narrow the scope of an issued patent. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection for such inventions. Even if patents do successfully issue and even if such patents cover our current products and any future potential products that we may develop, third parties may challenge their validity, ownership, enforceability or the scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable or circumvented. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any of our products. In addition, the issuance of a patent does not give us the right to produce the patented invention. Third parties may have blocking patents that could prevent us from marketing our products or producing our own patented technology. Our competitors may be able to circumvent our patents by developing similar or alternative future potential products in a non-infringing manner. If any of our patents expire or are challenged, invalidated, circumvented or otherwise limited by third parties prior to the commercialization of any of our future potential products, or if we do not own or have exclusive rights to other enforceable patents protecting our existing products, future potential products or technologies, competitors and other third parties could market products and use processes that are substantially similar, or superior, to ours and our business, financial condition and results of operation could be adversely affected.

If the patent applications we hold with respect to our products fail to issue, if their validity, breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for any of our current products or future potential products or technology, it could dissuade companies from collaborating with us, encourage competitors to develop competing products or technologies and threaten our ability to commercialize our products or any future potential products. Any such outcome could adversely affect our business, financial condition and results of operations.

Our U.S. patent relating to the base formulation for Theraworx and its related solutions, including Theraworx Relief, U.S. Patent Number US 6,358,516 B1, expired on August 21, 2018. At that time, the subject matter disclosed and claimed in such patent entered the public domain and our right to exclude others from the subject matter disclosed and claimed under the patent expired. The products disclosed and claimed in the expired patent can now be brought to the market without risk of infringement of that expired patent. If we fail to develop alternative patentable technologies or sufficient brand recognition for our products to establish sustainable markets for our products, competitors may more easily undermine and adversely affect our competitive position. We have developed and filed patent applications on new methods of using the Theraworx and related formulations, and have begun to obtain issued patents that provide a right to exclude others from using these formulations in the patented methods, and have taken efforts to establish and maintain our brands, each of which come with associated risks.

The patent position of healthcare and wellness companies is generally highly uncertain, involves complex legal, scientific and factual questions, and is characterized by the existence of large numbers of patents and frequent litigation based on allegations of patent or other intellectual property infringement or violation. The standards that the U.S. Patent and Trademarks Office, or the USPTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of jurisdictions outside the United States may not protect our rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. Since patent applications in the United States and other jurisdictions are confidential for a period of time after filing, we cannot be certain that we were the first to file for patents covering our inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in the issuance of patents, or may result in the issuance of patents that fail to protect our technology or products, in whole or in part, or which fail to effectively prevent others from commercializing competitive technologies and products.

The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. We may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our current or any future patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection, we may be open to competition from generic versions of such products. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Third parties may assert claims against us alleging infringement of their patents and proprietary rights, or we may need to become involved in lawsuits to defend or enforce our patents, either of which could result in substantial costs or loss of productivity, prohibit our use of proprietary technology or sale of products or put our patents and other proprietary rights at risk.

Our commercial success depends, in part, upon our ability to manufacture, market and sell our products and any future potential products without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. However, our development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the healthcare and wellness industry is common, including patent infringement lawsuits, interferences, derivation and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. In addition, many companies in intellectual property-dependent industries like ours have employed intellectual property litigation as a means to gain an advantage over their competitors. Numerous U.S., EU and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we operate, and as we gain greater visibility and market exposure, in particular as a public company, the risk increases that our products may be subject to claims of infringement of the intellectual property rights of third parties. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

We may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. There may be third-party patents or patent applications with claims to compositions, formulations, or methods of treatment, prevention use, or manufacture of our products, methods or technologies. Because patent applications can take many years to issue, there may be currently pending patent applications, which may later result in issued patents that our products may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to prohibit our use of those compositions, formulations, methods of treatment, prevention or use or other technologies, effectively blocking our ability to progress the development of or commercialize the applicable product until such patent expires or is finally determined to be invalid or unenforceable or unless we obtained a license.

In addition, defending such claims would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages if we are found to be infringing a third party’s patent rights. These damages potentially include increased damages (possibly treble damages) and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us or our third-party service providers, our development, manufacturing or sales activities relating to the product or product candidate that is the subject of the suit may be delayed or terminated, as parties making claims against us may obtain injunctive or other equitable relief. As a result of patent infringement claims, or in order to avoid potential infringement claims, we may choose to seek, or be required to seek, a license from the third party, which may require payment of substantial royalties or fees, or require us to grant a cross-license under our intellectual property rights. These licenses may not be available on reasonable terms or at all. Even if a license can be obtained on reasonable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we could be prevented from commercializing one or more of our future potential products, or forced to modify such future potential products, or to cease some aspect of our business operations, which could harm our business significantly. We might also be forced to redesign or modify our products or future potential products so that we no longer infringe the third-party intellectual property rights, which may result in significant cost or delay to us, or which redesign or modification could be impossible or technically infeasible. Even if we were ultimately to prevail, any of these events could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact customers, cause product shipment delays, or prohibit us from manufacturing, marketing or otherwise commercializing our products, services and technology. In addition, if the breadth or strength of protection provided by the patents and patent applications we own or in-license is threatened, it could dissuade companies from collaborating with us to license or commercialize products.

Competitors may infringe our patents or other intellectual property.

If we or one of our licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our products or future potential products, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness lack of written description, or non-enablement. Third parties might allege unenforceability of our patents because during prosecution of the patent an individual connected with such prosecution withheld relevant information, or made a misleading statement. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products. Our patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors view these announcements in a negative light, the price of our common stock could be adversely affected. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop, manufacture and market our products.

We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of our products in any jurisdiction. For example, in the United States, applications filed before November 29, 2000 and certain applications filed after that date, that will not be filed outside the United States, remain confidential until patents issue. Patent applications in the United States, the European Union and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our products could be filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent, may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope, or may incorrectly determine the expiration date of a patent. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

If we fail to identify or correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay monetary damages, we may be temporarily or permanently prohibited from commercializing our products. We might, if possible, also be forced to redesign our products in a manner that no longer infringes third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, European and other patent agencies over the lifetime of the patent. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance with such provisions will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our products or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, it can create opportunities for competitors to enter the market, which would hurt our competitive position and could impair our ability to successfully progress clinical development or commercialization of products.

We enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering our products in all countries throughout the world would be prohibitively expensive, and even in countries where we have sought protection for our intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering our products in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which we develop or commercialize our products may be prohibitively expensive or impractical. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors have patent protection, but where enforcement is not as strong as that in the United States or the European Union. These products may compete with our products, and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications while they are still pending. The grant proceeding of each national or regional patent is an independent proceeding that may lead to situations in which applications may be rejected by the relevant patent office, while substantively similar applications are granted by others. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our or our licensors’ patents, requiring us or our licensors to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for and launch generic versions of our products. It is also quite common that depending on the country, the scope of patent protection may vary for the same products or technology.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, particularly those relating to healthcare products, which could make it difficult for us to prevent competitors in some jurisdictions from marketing competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert our efforts and attention from other aspects of our business, and additionally could put at risk our or our licensors’ patents of being invalidated or interpreted narrowly, could increase the risk of our or our licensors’ patent applications not issuing, or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If we prevail, damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our products in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition in those jurisdictions.

In some jurisdictions, including European Union countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties under patents relevant to our business, or if we or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions.

Patent terms may be inadequate to protect our competitive position on our products or future potential products for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if we or our licensors obtain patents covering our products or future potential products, when the terms of all patents covering a product expire, our business may become subject to competition from competitive products, including generics. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Our proprietary rights may not adequately protect our technologies and products, and do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make products that are the same as or similar to our products but that are not covered by the claims of the patents that we own;

•

others, including inventors or developers of our owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our technologies without infringing our intellectual property rights;

•	we may not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

•

we may not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;

•

we or our licensors may fail to meet obligations to the U.S. government with respect to in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	it is possible that our pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•	issued patents that we own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	ownership, validity or enforceability of our or our licensors’ patents or patent applications may be challenged by third parties; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

We may be unable to protect our manufacturing know-how effectively from reverse engineering or misappropriation or use by others, including current and potential competitors.

Our success and ability to compete may depend, at least in part, on our being first in the market for our products. Additionally, we depend on our manufacturing know-how to produce our Theraworx brand and related formulations, which know-how is not believed by our management to be generally known and consequently may provide us with a competitive advantage at the present time. We enter into nondisclosure agreements with those who have access to our confidential information (including manufacturing know-how), including our employees, consultants, scientific advisors, contractors, business partners and other third parties. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. These protections may be breached, and we may not have adequate remedies for any breach. In addition, our proprietary technology and processes may be independently discovered by competitors, duplicated, or subject to competitive developments or other circumstances outside of our control. As our sole issued patent covering the base formulation of Theraworx and its related solutions has expired, competitors may attempt to reverse engineer our manufacturing know-how without recourse. Although we anticipate that our manufacturing know-how may be difficult for others to duplicate, we cannot assure prospective investors that others will not be able to produce at least competitive products to the Theraworx brand that could have a material adverse effect on our business, financial condition, and operations. In addition, previously confidential information can become publicly available by means other than reverse engineering, whether by breach of an employment agreement or other confidentiality obligation.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark or trade name infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our business, financial condition or results of operations.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We do and may employ individuals who were previously employed at universities or other healthcare and wellness companies, including our existing and potential competitors. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, consultants, scientific advisors, collaborators, independent contractors and other third parties with whom we do business, include provisions requiring such parties to assign rights in inventions to us and to not use the know-how or confidential information of their former employer or other third parties, we may be subject to claims that we or our employees, consultants, scientific advisors, independent contractors or other third parties have inadvertently or otherwise used or disclosed know-how or confidential information of their former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable personnel or intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property, which could result in customers seeking other sources for the technology, or in ceasing from doing business with us. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to develop or commercialize our products or any future product candidate. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful, litigation could result in substantial cost and reputational loss and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, financial condition and results of operations.

Risks Related to Employee Matters and Managing Growth

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

The growth in size and complexity of our business and our customer base has been and will continue to be a challenge to our management and operations. Additional growth will place significant demands on our management, infrastructure and other resources. To manage further growth effectively, we must identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors to manage our expanded operations. Many of the companies that we compete against for qualified personnel, consultants and contractors have greater financial and other resources, different risk profiles and a longer history in the industry than we do. If we are unable to continue to attract and retain high-quality personnel, consultants and contractors, the rate and success at which we can expand our commercialization efforts, develop new future potential products and operate our business will be limited. As part of our growth strategy, we also plan to implement new or enhanced automated systems. If we fail to implement these systems in a cost-effective manner our business, financial condition and results of operations could be adversely affected.

Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources away from other projects. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, we may not be able to implement our business strategy, and our business, financial condition and results of operations could be adversely affected.

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

Companies in our industry have experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the commercialization and business development expertise of our executive management team, as well as our sales, scientific and clinical teams. Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time. We do not maintain any life insurance or key person insurance on any of our senior management or key employees.

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to continue to develop and commercialize our products successfully. To pursue our business strategy, we will need to hire or otherwise engage qualified sales personnel and personnel with expertise in clinical evaluations, government regulation, manufacturing, marketing and other areas. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous healthcare and wellness companies for similar personnel. In addition, we rely on consultants and advisors. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to execute on our business plan will be limited.

Our employees and independent contractors, including consultants, vendors, and any third parties we may engage in connection with development and commercialization, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business.

Misconduct by our employees and independent contractors, including consultants, vendors, and any third parties we may engage in connection with development and commercialization, could include intentional, reckless or negligent conduct or unauthorized activities that violate: (1) the laws and regulations of relevant regulatory authorities; (2) manufacturing standards; (3) data privacy, security, fraud and abuse and other healthcare laws and regulations; or (4) other laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to, among other things, prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve, for example, the improper use or misrepresentation of information which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations.

We may engage in acquisitions, joint ventures, strategic alliances or other arrangements that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

In the future, we may enter into transactions to acquire other businesses, products, licenses or technologies or joint ventures, strategic alliances or other arrangements. If we do identify suitable candidates, we may not be able to make such acquisitions or enter into such arrangements on favorable terms, or at all. Any acquisitions we make or arrangements we enter into may not strengthen our competitive position, and these transactions may be viewed negatively by consumers, customers or investors. We may decide to incur debt in connection with an acquisition or other transaction or issue our common stock or other equity securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business or strategic partner that are not covered by the indemnification we may obtain from the seller or counterparty. In addition, we may not be able to successfully integrate the acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Acquisitions, joint ventures, strategic alliances or other arrangements may also divert management attention from day-to-day responsibilities, increase our expenses and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions, joint ventures, strategic alliances or other arrangements or the effect that any such transactions might have on our business, financial condition on results of operations.

Risks Related to Our Common Stock and This Offering

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock, and an active trading market for our shares may never develop or be sustained following this offering. Any delay in the commencement of trading of our common stock on the Nasdaq Global Market, or Nasdaq, would impair the liquidity of the market for our common stock and make it more difficult for holders to sell their shares. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If an active market for our common stock does not develop, or it is not sustained, it may be difficult for you to sell your shares without depressing the market price for our common stock, or at all.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our share price is likely to be volatile. The stock market in general and the market for smaller healthcare and wellness companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of existing or new competitive products or technologies;

•	development of new products that may address our markets and make our products less attractive;

•	failure or discontinuation of any of our product development programs;

•	changes in the level of expenses related to any of our development or commercialization efforts;

•	the recruitment or departure of key personnel;

•	regulatory or legal developments or proceedings in the United States and other countries;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the results of our efforts to discover, develop, acquire or in-license additional products;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	actual or expected changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of common stock by us, our executive officers, directors or principal stockholders, or others;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the healthcare and wellness sector;

•	general economic, industry and market conditions;

•	changes in accounting principles; and

•	the other factors described in this “Risk Factors” section and elsewhere in this prospectus.

In addition, the stock market in general, and Nasdaq and healthcare and wellness companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our common stock to decline rapidly and unexpectedly. If the market price of our common stock after the completion of this offering does not exceed the initial public offering price, you may not realize any return on, or you may lose some or all of your investment in us.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business or industry. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our shares could be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our share performance and our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts ceases coverage of us, or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of common stock outstanding as of September 30, 2019, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold common stock representing approximately     % of our outstanding common stock. As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination that other stockholders may desire. Any of these actions could adversely affect the market price of our common stock.

Certain of our directors, key employees or consultants may be subject to conflicts of interest.

Certain of our key employees or consultants also work for other entities and therefore may be subject to conflicts of interest. In addition, certain of our directors serve as executive officers and/or directors of other companies. Each may devote part of his or her working time to other business endeavors, including consulting relationships with other entities, and may have responsibilities to these other entities. Such conflicts may include deciding how much time to devote to our affairs, as well as which business opportunities should be presented to us.

We expect that all decisions made by our executive officers and directors will be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of us and our stockholders.

In addition, prior to the closing of this offering, we expect to adopt a related person transaction policy pursuant to which all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our audit committee, or, if more appropriate, another independent body of our board of directors, who will determine whether such transactions or proposals are in, or not inconsistent with, our best interests and those of our stockholders. In addition, under our Amended and Restated Code of Business Conduct and Ethics, or the Code of Conduct, which we intend to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. See the sections titled “Certain Relationships and Related Party Transactions—Related Person Transaction Policy” for additional information regarding this policy. However, there can be no assurance that such fiduciary duties or our policies and procedures will be adequate to protect our stockholders from all conflicts of interest.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect that we will use the net proceeds of this offering as set forth in the section titled “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline and delay our commercialization efforts. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share as of September 30, 2019, representing the difference between our as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. See the section titled “Dilution” for additional information.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We will need additional capital in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities or convertible securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner, we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

In addition, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants under the 2019 EIP. The number of shares of our common stock reserved for issuance under the 2019 EIP will automatically increase on January 1 of each calendar year, starting on January 1, 2020 through January 1, 2029, in an amount equal to     % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors prior to the applicable January 1st. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of stockholders intend to sell shares of our common stock, could reduce the market price of our common stock. After this offering, we will have                  shares of common stock outstanding, based on                  shares of our common stock outstanding as of September 30, 2019. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining                  shares of common stock initially will be restricted as a result of securities laws, market standoff provisions or lock-up agreements, but will become eligible to be sold after this offering as described in the section titled “Shares Eligible for Future Sale.”

We also intend to register all shares of common stock subject to equity awards issued or reserved for future issuance under our equity compensation plans on a registration statement on Form S-8. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates under Rule 144 under the Securities Act and the market standoff provisions and lock-up agreements described above. Any sales of securities by these stockholders could have a negative impact on the trading price of our common stock.

We are an emerging growth company and a smaller reporting company and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.07 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited consolidated financial statements, in addition to any required unaudited interim consolidated financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, the information we provide to stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. For example, in this prospectus we have only included two years of audited consolidated financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether this will cause investors to find our common stock less attractive. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be reduced or more volatile.

Even following the termination of our status as an emerging growth company, we may be able to take advantage of the reduced disclosure requirements applicable to “smaller reporting companies,” as that term is defined in Rule 12b-2 of the Exchange Act of 1934, as amended, or the Exchange Act, and, in particular, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. To the extent that we are no longer eligible to use exemptions from various reporting requirements, we may be unable to realize our anticipated cost savings from these exemptions, which could have a material adverse impact on our business, financial condition or results of operations.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. In addition, if we identify one or more material weaknesses or significant deficiencies as a result of this implementation and evaluation process, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which could adversely affect our business, financial condition, results of operations and the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company, management will assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related-party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported financial condition and results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. Compliance with new accounting standards may also result in additional expenses. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements.” As an emerging growth company, the JOBS Act allows us to delay adoption of new or revised accounting standards applicable to public companies until such pronouncements are made applicable to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our consolidated financial statements to those of other public companies more difficult.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Additionally, our credit facility limits our ability to pay dividends. As a result, capital appreciation, if any, of our common stock would be your sole source of gain on an investment in our common stock for the foreseeable future. See the section titled “Dividend Policy” for additional information.

We could be subject to securities class action litigation.

In the past, when the market price of a security has been volatile, holders of that security have sometimes instituted securities class action litigation against the issuer. This risk is especially relevant for us because companies in the healthcare and wellness industry have experienced significant stock price volatility in recent years. If any of the holders of our common stock were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

We have significant net operating losses that we may not be able to realize or that may be restricted following any future change of control. We also benefit from certain tax incentive regimes, such as research and development tax credits, in the jurisdictions in which we operate and any adverse change to these regimes, the application thereof or challenges to the tax position we have adopted under these regimes could adversely affect our business, results of operations and financial condition.

As of December 31, 2018, we had $69.7 million of U.S. federal and $44.0 million of state net operating loss, or NOL, carryforwards. Our U.S. federal NOL carryforwards generated prior to 2018 will expire if not utilized prior to 2033. Under the Tax Act, federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of federal NOLs generated in tax years beginning after December 31, 2017 is limited.

Our NOL carryforwards are subject to review and possible adjustment by the U.S. and state tax authorities. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and research and development credits to offset its post-change income or tax liabilities may be limited. This could limit the amount of NOLs or research and development credit carryforwards that we can utilize annually to offset future taxable income or tax liabilities. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs and research and development credits carried forward may further affect the limitation in future years. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Additionally, we have not undertaken a study on our determination of our U.S. research and development credits. Consequently, our U.S. research and development credits may change, and in any event are subject to review and adjustment by the tax authorities.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our domestic or future foreign earnings. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, on December 22, 2017, President Trump signed into law the Tax Act, which significantly revises the Code. The Tax Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), limitation of the deduction for NOLs carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income and elimination of carrybacks of NOLs arising in taxable years ending after December 31, 2017, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. We do not expect changes under the Tax Act to have a material impact on our tax liabilities in the near future. However, we continue to examine the impact that the Tax Act may have on our business in the longer term. Accordingly, notwithstanding the reduction in the U.S. federal corporate income tax rate, the overall impact of the Tax Act is uncertain and our business and financial condition could be adversely affected by the Tax Act. The Tax Act may also have an impact on holders of our common stock. We urge prospective investors to consult with their legal and tax advisors with respect to the Tax Act and the potential tax consequences of investing in or holding our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Following the completion of this offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, or DGCL, may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering will contain provisions that may make the acquisition of our company more difficult, including the following:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

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the requirement for the affirmative vote of holders of at least             % of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquirer to affect such amendments to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the DGCL. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt-out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see the section titled “Description of Capital Stock.”

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering designates the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal courts for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against our company and our directors, officers and employees.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering provides that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state court located within the State of Delaware, or if all such state courts lack jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee, to us or our stockholders; (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; (4) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (5) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us, or any of our directors, officers or other employees, that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. For the avoidance of doubt, these choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Furthermore, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements, including statements about:

•	the potential benefits of our existing and potential future products;

•	the market opportunities for our existing and potential future products and our ability to maximize those opportunities;

•	our business strategies and goals;

•	estimates of our expenses, capital requirements and need for additional financing;

•	our expectations regarding our manufacturing capabilities;

•	the performance of our third-party suppliers and manufacturers;

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our expectations regarding our ability to obtain and maintain intellectual property protection for our products and our ability to operate our business without infringing on the intellectual property rights of others;

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our expectations regarding the regulatory classification of our existing and potential future products, as well as the regulatory response to the marketing and promotion of our existing and potential future products;

•	our expectations regarding developments and projections relating to our competitors and any competing therapies that are or become available;

•	our ability to identify, recruit and retain key personnel; and

•

our expectations regarding the uses of the net proceeds from this offering and the sufficiency of such net proceeds together with our existing cash and cash equivalents to fund our operations and capital expenditures.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” or “will” or the negative of these terms or other similar expressions intended to identify statements about the future. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND OTHER DATA

We obtained the industry, statistical and market data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. All of the market data used in this prospectus involves a number of assumptions and limitations. While we believe that each of these studies and publications is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. In addition, the terms of our senior secured credit facility prohibit us from paying dividends on our common stock without Hayfin’s prior consent.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $        million (or $        million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $        million, assuming that the assumed initial public offering price, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although a decrease in such price or number of shares may accelerate the time at which we will need to seek additional capital in the future.

We intend to use the net proceeds from this offering as follows:

•	approximately $ million for sales and marketing activities, including the expansion of our sales team, as well as for product development and expansion of our manufacturing capabilities; and

•	the remainder for working capital and other general corporate purposes.

Based on our planned use of the net proceeds of this offering, our current cash and expected future sales, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through                 . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

We may also use a portion of the net proceeds from this offering to opportunistically in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

This expected use of existing cash and our net proceeds from this offering represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2019:

•	on an actual basis;

•

on an as adjusted basis to reflect our sale of                  shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, 2019
	Actual	As Adjusted (1)
(in thousands, except share data)

Cash	$	$

Term loan

Series A redeemable preferred stock, par value $0.001 per share; 2,000,000 shares authorized, no shares issued or outstanding, actual; no shares authorized, issued or outstanding, as adjusted

Series W redeemable preferred stock, par value $0.001 per share; 100 shares authorized, no shares issued or outstanding, actual; no shares authorized, issued or outstanding, as adjusted

Stockholders’ equity (deficit):

Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, as adjusted

Common stock, par value $0.001 per share; 200,000,000 shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted

Additional paid-in capital

Accumulated deficit

Total stockholders’ equity (deficit)

Total capitalization	$	$

(1)

The as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and number of shares issued in this offering, each determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease as adjusted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of September 30, 2019, and excludes:

•

                 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2019 and granted under the 2014 Plan, the 2015 Plan and the 2016 Plan, with a weighted-average exercise price of $         per share;

•	shares of common stock issuable upon the settlement of RSUs outstanding as of September 30, 2019 and granted under our 2016 Plan;

•	shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2019, with a weighted-average exercise price of $ per share;

•

                 shares of common stock reserved for future issuance pursuant to the January 2019 Incentive Plan, which was adopted in January 2019, of which                  shares are issuable upon the exercise of options granted subsequent to September 30, 2019 and through                 , 2019;

•

                 shares of common stock reserved for future issuance pursuant to the 2019 EIP, which will become effective on the date of execution of the underwriting agreement for this offering, as well as any automatic increases in the number of common shares reserved for future issuance under the 2019 EIP;

•	shares of common stock reserved for future issuance pursuant to our ESPP, as well as any automatic increases in the number of common shares reserved for future issuance under the ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2019, we had a historical net tangible book value (deficit) of $         million, or $         per share of common stock. Our historical net tangible book value (deficit) per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2019.

After giving effect to the sale of                  shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value (deficit) as of September 30, 2019 would have been approximately $        million, or approximately $        per share. This amount represents an immediate increase in net tangible book value of $        per share to our existing stockholders and immediate dilution of approximately $        per share to new investors in this offering. We determine dilution by subtracting the as adjusted net tangible book value (deficit) per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$

Historical net tangible book value (deficit) per share as of September 30, 2019	$

Increase per share attributable to investors participating in this offering

As adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors in this offering		$

The as adjusted dilution information discussed above is illustrative only and will change based on the actual initial public offering price and number of shares issued in this offering, each determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted net tangible book value (deficit) per share by $        per share and the dilution per share to investors participating in this offering by $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value (deficit) per share by $        and decrease the dilution per share to investors participating in this offering by $        , assuming the initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. A 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value (deficit) per share after this offering by $        and increase the dilution per share to new investors participating in this offering by $        , assuming the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase an additional                  shares of our common stock in full, the as adjusted net tangible book value (deficit) of our common stock would increase to $        per share, representing an immediate increase in the as adjusted net tangible book value per share to existing stockholders of $        per share and an immediate dilution of $        per share to investors participating in this offering.

The following table summarizes, on an as adjusted basis as of September 30, 2019, the number of shares of our common stock, the total consideration and the average price per share: (1) paid to us by our existing stockholders; and (2) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Weighted- Average
	Number	Percent		Amount	Percent		Price Per Share

Existing stockholders			%	$		%	$

New investors			%	$		%	$

Total		100.0%		$	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $        million, $        million and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, a 1,000,000 share increase or decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $        million, $        million and $        , respectively, assuming the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same.

The foregoing tables and calculations exclude:

•

                 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2019 and granted under the 2014 Plan, the 2015 Plan and the 2016 Plan, with a weighted-average exercise price of $         per share;

•	shares of common stock issuable upon the settlement of RSUs outstanding as of September 30, 2019 and granted under our 2016 Plan;

•	shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2019, with a weighted-average exercise price of $ per share;

•

                 shares of common stock reserved for future issuance pursuant to the January 2019 Incentive Plan, which was adopted in January 2019, of which                  shares are issuable upon the exercise of options granted subsequent to September 30, 2019 and through                 , 2019;

•

                 shares of common stock reserved for future issuance pursuant to the 2019 EIP Plan, which will become effective on the date of execution of the underwriting agreement for this offering, as well as any automatic increases in the number of common shares reserved for future issuance under the 2019 EIP;

•	shares of common stock reserved for future issuance pursuant to the ESPP, as well as any automatic increases in the number of common shares reserved for future issuance under the ESPP.

To the extent that outstanding stock options or warrants are exercised, new stock options, RSU or other equity awards are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data as of, and for the periods ended on the dates indicated. We have derived the selected statement of operations data for the years ended December 31, 2017 and 2018 and our selected balance sheet data as of December 31, 2017 and 2018 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The following selected financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2017	2018
	(in thousands, except share and per share data)

Statement of Operations Data:

Net revenues	$10,818	$29,043

Cost of revenues	8,561	13,087

Gross profit	2,256	15,956

Selling and marketing expenses	19,179	33,842

General and administrative expenses	10,433	11,484

Research and development expenses	1,715	1,904

Total operating expenses	31,327	47,231

Loss from operations	(29,071)	(31,275)

Interest income	—	76

Interest expense	(154)	(17,769)

Loss on extinguishment of debt	—	(1,355)

Change in fair value of warrant liability	—	811

Total other expenses	(154)	(18,237)

Net loss	(29,224)	(49,511)

Preferred stock dividends	—	(647)

Accretion of preferred stock	—	(1,611)

Net loss attributable to common stockholders	$(29,224)	$(51,769)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(0.56)	$(0.93)

Weighted-average number of common shares stock outstanding, basic and diluted (1)	52,431,950	55,836,554

(1)

See note 15 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and the weighted average number of shares used in the computation of per share amounts.

	As of December 31,
	2017	2018
	(in thousands)

Balance Sheet Data:

Cash	$2,867	$17,448

Working capital (deficiency) (1)	299	(22,997)

Total assets	15,297	33,448

Term loans payable	—	41,284

Total liabilities	10,878	64,814

Total stockholders’ equity (deficit)	4,419	(31,366)

(1)

We define working capital as current assets less current liabilities. This figure includes the full principal and accrued interest balance of our term loan as a current liability as of the balance sheet date as a result of our prior non-compliance with certain covenants set forth in the credit agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.” Except where the context otherwise requires, the terms “we,” “us,” or “our” refer to the business of Avadim Health, Inc. and its consolidated subsidiaries.

Overview

We are a high-growth, healthcare and wellness company that sells topical products to improve immune health, neuromuscular health and skin barrier health. Using our proprietary platform, which we call our Bionome Engineered Platform, we develop products that target the institutional care and self-care markets. We believe there is significant unmet global demand for non-prescription options, such as our products, as an alternative to drugs that are more expensive or potentially addictive and can have long-term detrimental implications for our health and society. Our mission, “Discovering New Ways to Care,” represents our strong belief that, by harnessing the innate power of the skin’s ecosystem, we can improve the health of individuals with products that address current societal challenges, including access to care, affordability, drug resistance and addiction.

We use an evidence-based approach to develop, test and market our products and are actively compiling a compendium of clinical evidence that includes 40 completed clinical studies to date. The majority of these clinical studies are IRB approved, and have resulted in 19 validating peer-reviewed publications or clinical posters. Our clinical evidence contributed to the successful registration of several of our products for Medicare and Medicaid reimbursement in September 2019. Our data also enables our sales teams to serve customers across the full continuum of care, from institutional care to self-care, including in hospitals, long-term care facilities, closed provider pharmacies, physician offices and retail pharmacies.

We have a portfolio of marketed products and future potential products. To date, we have six marketed products, three of which we consider to be cosmetics: Theraworx Protect for Immune Health, Theraworx Protect U-Pak for Urinary Health and Combat One for soldier and first responder readiness; and three of which we consider to be homeopathic drug products: Theraworx Relief for Muscle Cramps and Spasms, Theraworx Relief for Joint Discomfort and Inflammation and PHUEL for topical muscle nutrition. In addition, we plan to pursue additional topical products to address risks that may lead to skin and surgical conditions. We plan to launch a drug product under an OTC drug monograph in the near term, seek clearance from the FDA for a medical device pursuant to a 510(k) notification and seek de novo classification from the FDA for a second medical device.

At the end of July 2016, our initial products were used in approximately 60 acute care hospitals, 100 nursing homes and other long-term care facilities and we had not established a retail presence. At the end of July 2019, our products were used in more than 200 acute care hospitals, more than 750 nursing homes and other long-term care facilities and were available in over 45,000 pharmacy locations. Between 2017 and 2018, our net revenues increased from $10.8 million to $29.0 million, representing an annual growth rate of 168%.

We have developed core competencies that we believe have driven our growth to date and that give us confidence we can achieve similar success from new products: in-house research and development, in-house manufacturing operations and a dedicated sales and marketing team with a differentiated approach. We intend to leverage our core competencies to address additional gaps in care in topical immune health, neuromuscular health and skin barrier health. We aim to launch products that address skin care for individuals with diabetes, dermatitis, vaginal health, pre-operative bathing, pre- and post-operative surgical site staging and symptoms of peripheral neuropathy. We are currently evaluating several products in these areas which we expect to launch in the near-to-medium term.

Certain Factors Affecting Our Results

We believe the following factors are important to understanding our current and future financial condition and results of operations.

Adoption of Our Products and Brand Recognition Growth

We are a vertically integrated company with in-house research and development, manufacturing and commercialization capabilities. At the end of July 2016, our products were sold to approximately 60 acute care hospitals, 100 nursing homes and other long-term care facilities and we had not established a retail presence. At the end of July 2019, our products were sold to more than 200 acute care hospitals, more than 750 nursing homes and other long-term care facilities and in over 45,000 pharmacies. Between 2017 and 2018, our net revenues increased from $10.8 million to $29.0 million, representing an annual growth rate of 168%. Our products and their respective launch dates are as follows:

•	Theraworx Protect for Immune Health (third quarter of 2013);

•	PHUEL (second quarter of 2014);

•	Combat One (third quarter of 2016);

•	Theraworx Relief for Muscle Cramps and Spasms (first quarter of 2017);

•	Theraworx Relief for Joint Discomfort and Inflammation (second quarter of 2019); and

•	Theraworx Protect U-Pak for Urinary Health (third quarter of 2019).

We believe our revenue growth in the institutional care channel, which includes hospitals, nursing homes and other long-term care facilities, is the result of our commitment to engage key decisionmakers. Revenue growth in our retail pharmacy/consumer channel is the result of our investment in television and digital media campaigns and our outreach efforts by our direct sales team to targeted physician and pharmacist decisionmakers. These investments have led to increased recommendations of our products and increased direct consumer demand resulting in increased sales. We believe that this combined approach to building brand equity and recognition has resulted in strong growth of our brand and validity in the marketplace.

We believe we will also continue to benefit from certain external factors, such as the trend away from the overuse of antibiotics, and the move away from oral systemic pain medications, such as opioids, as well as the fact that the use of NSAIDs is contraindicated in certain populations. In addition, we believe we benefit from growing acceptance of homeopathic products by consumers, increasing patient involvement in healthcare decision-making and increasing awareness of issues relating to microbial resistance associated with competitive products.

Attracting New Customers and Expanding Existing Customer Relationships

Our future growth depends in large part on our ability to attract new customers in both our institutional care and retail pharmacy/consumer channels, while at the same time expanding our relationships with our existing customers. In our institutional care channel, we intend to focus on expanding our presence with current institutional customers, while at the same time attracting new hospital and nursing home customers. In the hospital setting, we believe we can use our existing relationships with decisionmakers to increase the number of departments within a particular hospital that could be purchasers of our products. We also plan to leverage our existing academic hospital relationships to expand to affiliated facilities and referral partners. We also plan to leverage existing GPO contracts by expanding into new nursing homes and other institutional care facilities. We currently sell Theraworx Protect in approximately 1,000 nursing homes, other long-term care facilities and hospitals. According to the American Hospital Association, there were approximately 6,200 hospitals and, according to the CMS, approximately 15,500 nursing homes in the United States as of January 2019, which we believe represents a significant growth opportunity for us. We plan to launch both Theraworx Relief products and Theraworx Protect U-Pak in the nursing home setting in the fourth quarter of this year and expect increased revenues from this component of our institutional care channel over time.

In our retail pharmacy/consumer channel, we plan to drive volume through locations where our products are currently sold and to add new retail locations. To do this, we plan to continue to grow our dedicated sales team, to increase our advertising spend and to increase consistent face-to-face customer interaction. We have experienced strong revenue growth in the retail pharmacy/consumer channel where we have instituted and maintained a consistent calling effort of pharmacists. We also believe the adoption of our products in the institutional care setting leads to increased acceptance by pharmacies and retail stores. We plan to increase our retail pharmacy/consumer health sales team from approximately 50 dedicated sales representatives and managers to approximately 100 within the six months following this offering. We also plan to increase our spending on advertising campaigns. As a result, we expect a commensurate increase in our sales and marketing expenses in the near term. However, due to the time it takes to recruit and train new sales representatives, it may take several quarters before we are able to fully achieve the expected revenue increases from such expansion. In addition, it may take time to realize the benefits of our increased advertising spend. Accordingly, our profitability could be materially impacted until such increased revenues are achieved.

The expansion of our products into a retail chain is subject to each individual chain’s category review cycles which, at times, can require us to launch brands over extended timeframes. We believe the demand we have created with Theraworx Relief for Muscle Cramps and Spasms will facilitate category adoption for future products. We have experienced accelerated adoption in connection with the launches of Theraworx Relief for Joint Discomfort and Inflammation and Theraworx Protect U-Pak for Urinary Health products. For example, within the first 120 days following the initial launch, Theraworx Relief for Joint Discomfort and Inflammation was available in approximately 20,000 pharmacies. We believe we can replicate these rapid expansion rates when launching our future potential products.

Expanding Coverage and Reimbursement

We intend to expand coverage and reimbursement for our products among both insurance providers and workers’ compensation groups which will increase access to our products and further drive revenues. In September 2019, several of our products were added to a national data registry, thereby enabling Medicare and Medicaid reimbursement for those products as well as HSA/FSA coverage of those products with a prescription. We believe this will drive exposure to our products and significantly facilitate the prescription process for doctors. We expect that as we are able to further expand our coverage and reimbursement access, it will drive adoption of our products by institutional providers, which will allow us to grow our revenues over time.

Customer Retention/Product Returns

Our ability to maintain our revenue base depends on our ability to retain our existing customers. From June 2018 to June 2019, the return rate for all of our products, on a unit basis, was less than 1%. Our return rates include all products returned due to the following reasons: damages during the shipping process; returns when orders are received by customers in error; when inventories do not sell within the shelf life of the product; and product failures.

We also focus on increasing sales to our existing customers through brand and product expansion. This can include expanding the number of products, or SKUs, at a location, by having our products available at multiple locations within one retail store or by expanding adoption of our products in a particular retail chain. For example, Kroger, which originally launched Theraworx Relief for Muscle Cramps and Spasms, now has added Theraworx Relief for Joint Discomfort and Inflammation. Another example is CVS, which originally launched Theraworx Relief for Muscle Cramps and Spasms in 1,700 of its stores and expanded to more than of its 8,000 stores by August 2019. Further, Theraworx Protect U-Pak for Urinary Health was originally placed by Walgreens behind its pharmacy counter in 4,700 stores and Walgreens has recently added the U-Pak to its the feminine hygiene category in 7,700 of its stores.

We believe building the Theraworx brand across each product family facilitates increased brand awareness and marketing efficiency across all our brands. Our direct sales representatives are selling multiple product lines on each call, increasing the value of each face-to-face interaction. We believe our media investments are also having an influence across all Theraworx products. We are currently covering 16,000 pharmacies with our direct sales force, and we believe that expanding our sales team will result in covering the majority of high-value pharmacies.

Patent Obligation

In July 2016, we entered into a settlement agreement to clarify our rights and obligations to the seller of a patent we acquired in March 2013, or the Purchased Patent, which Purchased Patent expired in August 2018. Under the settlement agreement, we agreed to make cash payments totaling up to $9,950,000 to the seller and issued the seller an aggregate of 950,000 shares of our common stock in two installments (of which 500,000 were issued in July 2016 and 450,000 of which were issued in January 2017). The cash payments are as follows: (i) $200,000 (paid in 2016); (ii) $750,000 payable in 12 equal monthly installments of $62,500 commencing October 2016 and ending September 2017; and (iii) payment of 6% of net sales of the covered products, which include Theraworx Protect, Theraworx Relief, Combat One and PHUEL, until a total of $9,000,000 has been paid pursuant to this clause (iii). As of December 31, 2018, the remaining balance of the amounts owed due to sales of covered products was $6.7 million, of which $1.6 million was recorded in accounts payable on the balance sheet. As of September 30, 2019, the remaining

balance was $                . Through September 30, 2019, we have issued                  shares of our common stock in satisfaction of a portion of the cash payments that would otherwise have been due upon the net sales of the covered products.

We amortized the cost of the Purchased Patent on a straight-line basis through its expiration in August 2018. Amortization expense, which is reflected in cost of revenues, was $1.7 million and $0.8 million for the years ended December 31, 2017 and 2018, respectively. Other payments relating to this patent are expensed as incurred commensurate with the period in which the net sales of covered products are recognized. For the years ended December 31, 2017 and 2018, expenses resulting from the 6% due on net sales of covered products, which were also included in cost of revenues, were $0.5 million and $1.2 million, respectively.

Key Metrics

In order to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions, we review several key financial and operating metrics, primarily net revenues by segment, the number of locations in which our products are sold, both in terms of institutional care facilities and retail pharmacies, and the resulting average revenues per location. We count a location as a unique pharmacy, retail store, hospital, nursing home or care facility that has purchased any of our products during the 12 months preceding the date of determination. For the retail pharmacy/consumer segment, we exclude online sales, as they are not associated with a particular location. The table below sets forth these key metrics as of and for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2018 and 2019:

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2018	2018	2019

Net revenues for retail pharmacy / consumer segment (excluding online sales)	$	$	$	$

Number of retail pharmacy locations as of end of period

Average revenues per location in retail pharmacy / consumer segment	$	$	$	$

Net revenues for institutional care segment	$	$	$	$

Number of institutional care locations as of end of period

Average revenues per location in institutional care segment	$	$	$	$

Our Segments

We currently sell our products through two primary distribution channels, which are our two reportable segments:

•

Retail Pharmacy/Consumer Segment: which primarily includes nationwide pharmacies and other retailers that sell direct to consumers, such as Walgreens, CVS and Walmart. The principal products we sell in this segment are our two Theraworx Relief branded products and our Theraworx Protect U-Pak for Urinary Health.

•

Institutional Care Segment: which primarily includes acute-care hospitals and nursing homes, as well as other long-term care facilities, including short-term rehabilitation and other facilities designed for post-hospitalization care during recovery. The principal product we sell in this segment is Theraworx Protect for Immune Health.

We also generate net revenues from sales of our PHUEL and Combat One products and we engage in contract manufacturing and provide quality assurance services to third parties. Net revenues from sales of PHUEL and Combat One products and from these other business activities, collectively classified as “Other” in Note 19 to our consolidated financial statements included elsewhere in this prospectus, represented less than 10% of our total net revenues for the year ended December 31, 2018.

Although we leverage many of the same resources in our business (including our research and development and manufacturing capabilities) to sell into each of our two distribution channels, and all of our products were developed using our proprietary product development platform, we nevertheless view them as distinct distribution segments due to how we manage our business.

Components of Our Operating Results

Net Revenues

We primarily generate revenues from the sales of our products in our institutional care and retail pharmacy/consumer channels. In our institutional care segment, we typically enter into agreements with healthcare supply contracting companies or GPOs, which enable us to sell to member hospitals, nursing homes and other institutional care facilities. GPO agreements typically include negotiated pricing for all group members. We do not sell directly to GPOs. Instead, members of a GPO purchase products directly from us under the terms negotiated by the GPO. We recognize revenues when or as the performance obligation is satisfied, depending on the terms of the underlying contract. For a majority of our sales, this is when products are shipped or delivered to the customer. For customer agreements with consignment clauses, such as certain national pharmacy chains, we recognize revenues when the end-user purchases products at the pharmacy counter. If a customer pays in advance, we record the contract liability as deferred revenue.

We also generate net revenues from the provision of quality assurance and contract manufacturing services to third parties.

Cost of Revenues

Cost of revenues primarily consists of the cost of materials, direct and indirect labor, depreciation associated with manufacturing equipment, manufacturing overhead costs, amortization and other expenses related to our Purchased Patent and shipping costs associated with the production and distribution of our products. As the Purchased Patent expired in August 2018, we will not incur amortization expenses related to the Purchased Patent for periods after September 30, 2018, although we do expect to continue to incur other expenses related to the Purchased Patent until the obligation described above under “—Certain factors affecting our results—Patent Obligation” is satisfied. On a segment basis, the cost of revenues presented by segment excludes amortization and other expenses related to this patent, which amounts are characterized as unallocated.

Selling and Marketing Expenses

Selling and marketing expenses consists of marketing, advertising, sales commissions, salaries and wages for sales personnel, stock-based compensation and promotional material. On a segment basis, the selling and marketing expenses presented for each segment only include certain marketing and advertising expenses related to our primary advertising vendor and certain sales commissions. Other amounts, including salaries and wages of sales and marketing personnel, non-cash stock-based compensation and marketing expenses are classified as unallocated. See Note 19 to our audited consolidated financial statements appearing elsewhere in this prospectus for additional information. We expect that following this offering, most sales and marketing expenses will be presented by segment. We expect to incur increased selling and marketing expenses as we continue to implement our direct-to-consumer television campaign and add additional sales representatives to our direct sales team.

General and Administrative Expenses

General and administrative expenses consist of salaries and other related costs, including stock-based compensation for personnel in our executive, finance, and administrative functions, professional fees for accounting, auditing, tax and consulting services, payroll and other compensation, travel, lodging, meals, mileage, credit card processing fees and other common general and administrative expenses. We expect that our general and administrative expenses will increase in the future as we increase our personnel headcount to support our continued growth. Following this offering, we also expect to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with the requirements of Nasdaq and the SEC; director and officer insurance costs; and investor and public relations costs.

Research and Development Expenses

Research and development costs consist of payroll and related costs for our scientist and research staff, experimental equipment and supplies, clinical studies and consultants engaged to assist with our product development. We expense research and development costs as incurred. We expect to incur increased research and development expenses as we roll out new product offerings and execute additional clinical studies for products in our pipeline.

Interest Expense

Interest expense consists of interest accrued on borrowings and capital leases, primarily our senior secured term loan and equipment financing arrangements. Interest expense also includes the amortization of debt discounts and debt issuance costs.

Change in Fair Value of Warrant Liability

We classify warrants to purchase common stock that we issued in April 2018 in conjunction with issuances of our convertible notes and Series A redeemable preferred stock and in October 2018 in conjunction with our senior secured term loan as liabilities and we record them at fair value. These warrants are subject to re-measurement at each balance sheet date, and we recognize any change in fair value in our consolidated statements of operations. We recorded income of $0.8 million related to the decrease in the fair value of our warrant liability during the year ended December 31, 2018, which was driven primarily by the decrease in the volatility input for the warrant fair value calculation.

Income Taxes

We did not recognize an income tax benefit for the years ended December 31, 2017 and 2018 because we continue to maintain a full valuation allowance on our deferred tax assets. The income tax benefit related to our losses for these years is offset by changes in the related valuation allowance. Realization of future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward periods. Based on our history of operating losses, our management has concluded that the likelihood of realizing deferred income tax assets in the future is at a level that requires us to maintain a full valuation allowance.

Results of Operations

Comparison of Years Ended December 31, 2017 and 2018

The following table presents our operating results for the year ended December 31, 2017 as compared to the year ended December 31, 2018:

	Year Ended December 31,		Change
	2017	2018	$	%

Net revenues	$10,817,525	$29,043,129	$18,225,604	168%

Cost of revenues	8,561,076	13,086,932	4,525,856	53%

Gross profit	2,256,449	15,956,197	13,699,748	607%

Selling and marketing expenses	19,179,005	33,842,475	14,663,470	76%

General and administrative expenses	10,433,017	11,484,404	1,051,387	10%

Research and development expenses	1,715,028	1,904,194	189,166	11%

Total operating expenses	31,327,050	47,231,073	15,904,023	51%

Loss from operations	(29,070,601)	(31,274,876)	(2,204,275)	(8)%

Interest income	—	76,010	76,010	—

Interest expense	(153,578)	(17,769,373)	(17,615,795)	11,470%

Loss on extinguishment of debt	—	(1,354,529)	(1,354,529)	—

Change in fair value of warrant liability	—	811,339	811,339	—

Total other expenses	(153,578)	(18,236,553)	(18,082,975)	11,774%

Net loss	$(29,224,179)	$(49,511,429)	$(20,287,250)	(69)%

Net Revenues

The following table is a breakdown of our net revenues by segment for the year ended December 31, 2017 as compared to the year ended December 31, 2018:

	Year Ended December 31,		Change
	2017	2018	$	%

Net revenues:

Retail pharmacy/consumer	$1,314,836	$15,731,557	$14,416,721	1,096%

Institutional care	7,912,201	11,591,743	3,679,542	47%

Other	1,590,488	1,719,829	129,341	8%

Total	$10,817,525	$29,043,129	$18,225,604	168%

Net revenues increased by $18.2 million to $29.0 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017. The increase was primarily due to growth in sales in our retail pharmacy/consumer channel products, which increased by $14.4 million as compared to the prior year. The increase was driven by an increase in the sales to pharmacies. A portion of the increase was also due to growing demand for our Theraworx Protect products in the institutional care channel.

Cost of Revenues

The following table is a breakdown of our cost of revenues by segment for the year ended December 31, 2017 as compared to the year ended December 31, 2018:

	Year Ended December 31,		Change
	2017	2018	$	%

Cost of revenues:

Retail pharmacy/consumer	$828,964	$4,874,321	$4,045,357	488%

Institutional care	3,998,551	4,598,492	599,941	15%

Other	1,549,661	1,573,508	23,847	2%

Unallocated	2,183,900	2,040,611	(143,289)	(7)%

Total	$8,561,076	$13,086,932	$4,525,856	53%

Cost of revenues increased $4.5 million to $13.1 million for the year ended December 31, 2018, as compared to the year ended December 31, 2017. As a percentage of net revenues, cost of revenues decreased to 45% for the year ended December 31, 2018 from 79% for the year ended December 31, 2017, mainly due to lower average material costs associated with our increased purchasing power and improving labor efficiencies.

Gross Profit

Our gross profit as a percentage of net revenues, or gross margin, was 55% for the year ended December 31, 2018 as compared to 21% for the year ended December 31, 2017. For our retail pharmacy/consumer segment, our gross margin improved to 69% for the year ended December 31, 2018 as compared to 37% for the year ended December 31, 2017. The gross margin of our institutional care segment also improved to 60% from 49% over the same period. These improvements in our gross margin were driven by lower average material costs associated with our increased purchasing power and improving labor efficiencies.

Selling and Marketing Expenses

The following table is a breakdown of our selling and marketing expenses by segment for the year ended December 31, 2017, as compared to the year ended December 31, 2018:

	Year Ended December 31,		Change
	2017	2018	$	%

Selling and marketing expenses:

Retail pharmacy/consumer	$2,762,324	$20,180,965	$17,418,641	631%

Institutional care	1,178,854	1,189,861	11,007	1%

Unallocated	15,237,827	12,471,649	(2,766,178)	(18)%

Total	$19,179,005	$33,842,475	$14,663,470	76%

Selling and marketing expenses increased $14.7 million to $33.8 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017. This increase was primarily due to increased marketing and advertising expenses in connection with nationwide internet and television advertising campaigns to raise brand awareness for Theraworx Relief. This increase was partially offset by lower non-cash stock-based compensation and lower non-segment specific advertising and marketing expenses.

General and Administrative Expenses

General and administrative expenses increased by $1.1 million to $11.5 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017. The increase was primarily due to an increase in headcount over the period in our corporate headquarters, as well as increased professional fees. This increase was partially offset by lower non-cash stock-based compensation expenses.

Research and Development Expenses

Research and development expenses increased $0.2 million to $1.9 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase was due to a larger percentage of salary costs allocated to research and development costs, caused by additional focus on new patent applications and new formulations.

Interest Expense

Interest expense increased to $17.8 million for the year ended December 31, 2018 as compared to $0.2 million for the year ended December 31, 2017 primarily as a result of our senior secured term loan, under which we initially borrowed $40.0 million in October 2018. As a result of the term loan being classified as a current liability, the discount on the term loan and debt acquisition costs were recognized on an accelerated basis in 2018.

Loss on Extinguishment of Debt

We recorded a loss on extinguishment of debt of $1.4 million during the year ended December 31, 2018, in connection with the retirement of $11.8 million of senior secured convertible notes that were issued in April 2018. We repaid a portion of the outstanding principal and accrued interest of the convertible notes using proceeds from our October 2018 senior secured term loan (see “—Liquidity and Capital Resources—Indebtedness”) and converted the remainder, along with accrued interest, into shares of our common stock. For additional information relating to such senior secured convertible notes, see Note 8 to our audited consolidated financial statements appearing elsewhere in this prospectus.

Liquidity and Capital Resources

We have limited capital resources and have experienced operating losses and negative cash flows from operations since inception. We expect to continue to experience negative cash flows from operations and incur net losses in the near term as we devote substantially all our efforts to marketing, commercializing our products and continuing product development. We expect future investment and financing activities to be funded by our product revenue, our existing cash and the net proceeds from this offering.

We incurred a net loss of $49.5 million during the year ended December 31, 2018, and as of December 31, 2018, we had a stockholders’ deficit of $31.4 million and $17.4 million of cash on hand. In connection with the audit of our consolidated financial statements for the year ended December 31, 2018, management and our independent registered public accounting firm had substantial doubts, based on our projections, that we would be able to comply with covenants under our senior secured term loan related to our revenue and profitability for the twelve months from the date such audited consolidated financial statements were available to be issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. As a result, the amounts due under our senior secured term loan were classified as a current liability because we were not in compliance with the covenant requiring us to deliver an audit report with respect to our 2018 consolidated financial statements without a going concern explanatory paragraph, which would have allowed the lenders to call such loan prior to maturity had such right not been waived in September 2019. In September 2019, we amended the terms of our senior secured term loan, and we are now in compliance with all covenants. See “—Indebtedness” for additional information relating to such loan.

We anticipate our current capital resources and expected future sales along with the proceeds from this offering will enable us to meet our operational expenses and planned capital expenditures into                 , excluding any potential repayment of the senior secured term loan prior to its maturity. Although we amended the terms of our senior secured term loan and obtained a waiver of the default that caused us to classify such loan as a current liability for the year ended December 31, 2018, there is no guarantee that we will remain in compliance with all covenants in the future, or that we will be able to obtain future waivers, when, and if needed, from our lenders in the future.

If we do not generate sufficient cash flow from operations when needed, or demand for our products is lower than currently expected, we would need to seek additional financing to address our liquidity needs. Such additional capital may not be available on reasonable terms, or at all, when needed. We may also elect to raise additional capital in the future as we continue to grow our business. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could also contain covenants that would restrict our operations and those securities may have rights senior to those of our common stock. Further, any sale of equity or convertible securities would result in dilution to our stockholders.

If necessary, we would also scale back our operating plan by deferring or limiting research and development activities, and/or initiate reductions to our workforce. We cannot predict whether any such actions would generate the expected liquidity, or any benefit at all.

Our liquidity requirements have and will continue to consist of sales and marketing expenses, research and development expenses, capital expenditures, working capital and general corporate expenses. Our future liquidity requirements will also include increased selling, general and administrative expenses, such as higher insurance costs and professional fees associated with being a public company. As demand for our products increase, we expect our capital requirements will also increase in order to purchase additional equipment and fund working capital requirements, such as inventory and accounts receivable.

Our present and future funding requirements will depend on many factors, including: (1) our revenue growth and ability to generate cash flows from operating activities; (2) the level of our sales and marketing and research and development activities; (3) the effect of competing technological and market developments; (4) the cost of and potential delays in product development; and (5) any change in regulatory oversight applicable to our products.

Certain statements regarding our current and future liquidity requirements are forward-looking statements and involve risks and uncertainties. Actual results could vary materially and negatively as a result of many factors, including the factors referred to elsewhere in this prospectus under the caption “Risk Factors.” See “Special Note Regarding Forward-Looking Statements.” We have based our estimates regarding our future liquidity requirements on assumptions that may prove to be wrong and we could deplete our available capital resources sooner than we currently expect. If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital or otherwise, our business, financial condition, and results of operations could be materially adversely affected.

Funding History

We have historically financed our operations primarily through a senior secured term loan, private placements of our equity securities and convertible notes, and collections from growing revenues. We have incurred negative cash flows from operations since our inception. At December 31, 2018, we had cash of $17.4 million and a stockholders’ deficit of $31.4 million. Our recent capital raising transactions included the following:

•

We received $37.5 million of net proceeds in October 2018 from our $40.0 million senior secured term loan (with an incremental facility of $20.0 million; see “—Indebtedness”) , which bears interest at LIBOR plus 10% per annum and matures on October 5, 2023. We borrowed an additional $5.0 million under the senior secured term loan in each of June and August 2019, and have elected to defer payment of interest for the first year of the term with such amount added to the principal balance as contemplated by the terms of such loan. We also issued the lenders warrants to acquire an aggregate of 1,963,287 shares of our common stock, which have an exercise price per share of $0.01 and a term of ten years. The warrants also provide for the adjustment of the number of shares issuable upon exercise, subject to certain limited exceptions, if we issue shares of our common stock at a price per share lower than $4.25 per share, subject to adjustment.

•

We received $14.6 million of net proceeds from private placements of our common stock during the year ended December 31, 2017, $5.4 million during the year ended December 31, 2018 and $             million during the nine months ended September 30, 2019.

•

We received $11.1 million of net proceeds in April 2018 from the sale of $11.8 million aggregate principal amount of 12.5% convertible notes with warrants, $7.5 million of which was repaid in October 2018 using the proceeds from our senior secured term loan, and the remaining $4.7 million, along with accrued but unpaid interest, was converted to shares of our common stock, such that there were no longer any such convertible notes outstanding at December 31, 2018. The warrants issued with the convertible notes have an exercise price of $4.25 per share, have a term of five years, and provide for the adjustment of the exercise price, subject to certain limited exceptions, if we issue shares of our common stock at a price per share lower than the then current exercise price per share.

•

We received $4.6 million of net proceeds in April 2018 from the sale of shares of our Series A redeemable preferred stock, which accrued dividends at an initial rate of 13.0% per annum, all of which shares were redeemed in October 2018 for $5.6 million using the proceeds from our senior secured term loan such that there were no longer any shares of Series A redeemable preferred stock outstanding as at December 31, 2018. We also issued warrants to the purchasers of the Series A redeemable preferred stock, which warrants have an exercise price of $4.25 per share and a term of five years and provide for the adjustment of the exercise price, subject to certain limited exceptions, if we issue shares of our common stock at a price per share lower than the then current exercise price per share.

We expect to continue to incur significant upfront cash outlays for selling and marketing expenses and to continue to purchase manufacturing and packaging equipment, which expenses we expect to be offset by future operating cash flows from sales as our products gain market acceptance. If our products do not gain additional market acceptance in the timeframes we anticipate, we could be required to reduce our marketing campaign, delay the development and introduction of additional products and reduce other expenses, which will most likely have a material adverse impact on our results of operations, cash flows and financial condition.

Cash Flows

The following table shows a summary of our cash flows for the years ended December 31, 2017 and 2018:

	2017	2018

Net cash used by operating activities	$(18,276,807)	$(31,161,092)

Net cash used by investing activities	(765,302)	(346,950)

Net cash provided by financing activities	16,291,037	44,018,453

Net (decrease) increase in cash and restricted cash	$(2,751,072)	$12,510,411

Operating Activities

Net cash used in operating activities was $31.2 million for the year ended December 31, 2018 and $18.3 million for the year ended December 31, 2017. Net cash used by operating activities for the year ended December 31, 2018 resulted from our net loss of $49.5 million, adjusted for certain non-cash items including: (i) $17.0 million of paid in kind interest and amortization of debt discount; (ii) $1.4 million loss on extinguishment of debt attributable to our convertible note offering, which we partially retired using proceeds from our senior secured term loan; (iii) $2.7 million related to stock-based compensation, which decreased from 2017 due to vesting of stock option awards, with no new stock options awarded in 2018 and an overall decrease in the number of shares issued for services; (iv) $1.8 million of depreciation and amortization; and (v) a $0.8 million decrease in the fair value of the warrant liability. Additionally, inventory increased $4.8 million to sustain Theraworx Relief sales growth, and we had a $1.8 million increase in accounts payable, while reducing accrued expenses by $0.7 million. Further, due to aggressive collection efforts, accounts receivable increased year over year at a lower rate than the increase in sales. Finally, deferred revenues increased $0.9 million as result of our new consignment customer contracts.

Investing Activities

Net cash used in investing activities was $0.3 million for the year ended December 31, 2018 and $0.8 million for the year ended December 31, 2017, driven by the purchase of new manufacturing equipment and for partial payments for new domestic and international patents.

Financing Activities

Net cash provided by financing activities was $44.0 million for the year ended December 31, 2018 and $16.3 million for the year ended December 31, 2017. Net cash provided by financing activities for the year ended December 31, 2018 consisted mostly of net proceeds from our senior secured term loan of $37.5 million, convertible notes and related warrants of $3.1 million, net of repayment of convertible notes, and $5.4 million in net proceeds from the sale of common stock, less patent obligation payments of $0.2 million, principal payments on capital lease obligations of $0.8 million and dividends paid on preferred stock of $0.6 million.

Net cash provided by financing activities for the year ended December 31, 2017 consisted mostly of net proceeds from our private placements of $14.6 million, $2.1 million in subscription proceeds for shares of common stock that remained to be issued as at the end of the year (which was recorded as restricted cash), $0.5 million of proceeds from loans from related parties, less patent obligation payments of $0.4 million and principal payments on capital lease obligations of $0.4 million.

Indebtedness

In October 2018, we entered into a credit agreement, among our company, the lenders from time to time party thereto and Hayfin, as administrative agent and collateral agent for the lenders. The credit agreement, which we amended in September 2019, provides for a five-year, $40.0 million senior secured term loan, with an additional facility of up to $20.0 million if certain conditions are met. As of September 30, 2019, we had borrowed a total of $             million under the term loan. The term loan matures on October 5, 2023, and bears interest at LIBOR, as adjusted from time to time, plus 10% per annum.

The credit agreement contains customary covenants, including requirements to (a) achieve specified minimum quarterly consolidated total net revenues in an amount that begins at approximately $11.0 million for the quarter ending December 31, 2019 and increases to approximately $17.0 million over the term of the credit agreement, (b) achieve specified minimum quarterly consolidated EBITDA amounts (as defined therein), although the EBITDA covenants will lapse upon the completion of this offering, assuming the receipt of gross proceeds of at least $50.0 million, and (c) maintain a cash balance of at least $4.0 million at all times, which minimum cash balance increases to $8.0 million following the completion of this offering. The credit agreement also contains customary covenants restricting our ability to grant liens, incur debt, make investments, consummate acquisitions or dispositions of assets, make restricted payments, and to enter into transactions with affiliates, among others. We are currently in compliance with all of the financial covenants in the credit agreement, as amended.

We are also required to deliver an audit report without a going concern explanatory paragraph. We did not comply with this covenant with respect to our 2018 consolidated financial statements, and accordingly we classified the indebtedness under the credit agreement as a current liability at December 31, 2018 as the lenders had right to accelerate the maturity of the indebtedness under the credit agreement prior to maturity. In September 2019, we obtained a limited waiver from Hayfin waiving the specific event of default resulting from the audit report covering our consolidated financial statements for the year ended December 31, 2018 having contained a going concern explanatory paragraph.

In addition to the financial covenants, the credit agreement also contains customary events of default, including for certain affirmative covenant violations, and if we undergo a “change in control,” which for purposes of the credit agreement, following completion of this offering means any person or group, other than Stephen Woody, and certain of his affiliates, owns, directly or indirectly, beneficially or of record, shares representing more than 35% of our outstanding voting power.

In October 2018, we issued the lenders ten-year warrants to acquire an aggregate of 1,963,287 shares of our common stock, which was equal to approximately 3% of our fully diluted equity at such date, at an exercise price of $0.01 per share in connection with the entry into the credit agreement. These common stock warrants also provide for the adjustment of the number of shares issuable upon exercise, subject to certain limited exceptions, if we issue shares of our common stock at a price per share lower than $4.25 per share, subject to adjustment. The warrants also provide the holders pre-emptive rights to purchase their pro rata portion of future equity issuances (including convertible securities exercisable or exchangeable for equity securities), subject to certain limited exceptions, including exceptions for offerings that are not for the purpose of raising capital, pursuant to an underwritten offering or for certain private placements at an effective price per share of common stock in excess of $4.25. We also granted the lenders certain registration rights applicable to the shares issuable upon exercise of these common stock warrants. See “Description of Capital Stock—Registration Rights.”

Our performance under the credit agreement is secured by a senior lien on all of our assets (including patents and trademarks) and a stock pledge on the equity interests of our subsidiaries, each of which also guarantee the loan.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Capital lease obligations	$2,479	$1,274	$1,164	$41	—

Operating lease obligations	1,707	466	923	318	—

Senior secured term loan (1)	41,284	41,284	—	—	—

Other (2)	294	294	—	—	—

Total	$45,764	$43,318	$2,087	$359	—

(1)

Includes $1.3 million of paid-in-kind interest accrued as of such date. Does not reflect future interest payments due on such senior secured term loan. The senior secured term loan is reflected as due in less than one year, as at December 31, 2018, because the maturity could have been accelerated by the lenders due to our breach of covenants in effect at such date. This breach has since been waived by the lenders and our credit agreement was amended in September 2019. See Notes 1 and 9 to our audited consolidated financial statements appearing elsewhere in this prospectus for more information and see “—Indebtedness.”

(2)	Reflects remaining balance due pursuant to an August 2018 arbitration dispute settlement, all of which was paid in May 2019.

This table does not reflect potential royalty payments due on covered net sales under our settlement agreement related to the Purchased Patent. See “—Overview—Patent Obligation” and Note 10 to our audited consolidated financial statements appearing elsewhere in this prospectus for more information.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the rules and regulations of the SEC. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for any other contractually narrow or limited purpose. However, from time to time, we enter into certain types of contracts that contingently require us to indemnify parties against third-party claims. The terms of such obligations vary by contract and in most instances a maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted thus no liabilities have been recorded for these obligations on our consolidated balance sheets for any of the periods presented.

Critical Accounting Policies and Significant Judgments and Estimates

We have prepared our consolidated financial statements in accordance with GAAP. Our preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amount of revenue and expenses recorded during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions. While our significant accounting policies are described in Note 3 to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies discussed below are the most critical to understanding management’s judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We primarily generate revenue from the sales of our Theraworx Protect and Theraworx Relief products in institutional care and retail pharmacy/consumer channels. We typically satisfy our performance obligations and recognize revenue at a point in time for product sales, typically when products are shipped or delivered to the customer, depending on the terms underlying each arrangement. For customer agreements with consignment clauses, we recognize revenue when the end-user purchases our products at the pharmacy counter. At that point in time, control transfers to the customer. Specifically, title and risk of loss transfers to the pharmacy and immediately transfers to the end-user and the pharmacy is required to make payment to us. If a customer has paid in advance of revenue recognition, then we record a contract liability as deferred revenue.

When determining transaction price, we consider variable consideration, which occurs in the form of fees, discounts and rebates to customers. We make allowances for fees, discounts and rebates to customers and sales returns, which we estimate using the expected value method based on historical experience. Although we base such estimates and make allowances based on our historical experience and other factors as noted above, this requires significant judgment by management. If estimates for allowances and sales returns are materially different, it could materially affect our consolidated financial statements.

Fair Value Accounting—Warrant Liability

We have outstanding warrants to purchase shares of our common stock, certain of which are accounted for as a liability in our consolidated financial statements because they contain anti-dilution provisions providing for downward adjustment of the exercise price in certain circumstances.

The warrants were recorded at fair value using a Monte Carlo simulation model based on an allocation of our aggregate value to the outstanding equity instruments, applying a discount to the warrant value for lack of marketability. This model requires our management to make various estimates and assumptions, including with respect to the risk-free interest rate, the remaining contractual life of the warrant, the expected volatility, annual dividend yield and fair value of our common stock. The warrants are subject to remeasurement at each balance sheet date with any changes in fair value being recognized in the statements of operations. We will continue to adjust the warrant liability for changes in fair value until the earlier of the expiration or exercise of the liability-classified warrants. Following this offering, it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.

Stock-Based Compensation

As of December 31, 2017 and 2018, our outstanding stock-based compensation awards included stock options, which include service condition or time-based vesting option awards granted to both employees and non-employees, performance condition option awards, and RSU awards, as well as restricted stock awards, or RSAs. The majority of our stock-based awards were made to employees.

Because no qualifying event has occurred, we have not recognized any stock-based compensation expense for the RSUs and the RSAs as they have both a time-based vesting condition and a liquidity event-based vesting condition. At December 31, 2018, we had $2.0 million of unrecognized expense related to RSUs and $18.8 million of unrecognized expense related to employee RSAs. The liquidity event-based vesting condition will be satisfied upon the later of (a) the expiration of the lock-up period following the completion of this offering and (b) the date on which the holder of the award would not be subject to suit under the “short swing” profit rules of Section 16(b) of the Exchange Act, for the sale of the shares underlying the award at a profit following the completion of this offering. As a result, we expect that a significant portion of the foregoing unrecognized amounts will begin to be recognized upon the completion of this offering.

For the years ended December 31, 2017 and 2018, we had stock-based compensation expense related to our equity awards as follows:

	2017	2018

Selling and marketing expenses	$4,925,437	$2,528,106

General and administrative expenses	1,601,712	142,433

Research and development expense	360,687	79,095

Total stock-based compensation expense	$6,887,836	$2,749,634

We account for stock-based compensation under the fair value recognition and measurement provisions, in accordance with applicable accounting standards, which is recognized over the period during which an employee, consultant and/or advisor is required to provide service in exchange for the award (generally, the vesting period).

We use the Black-Scholes option pricing model to determine the fair value of stock options. The Black-Scholes option pricing model requires certain subjective inputs and assumptions, including the estimated fair value of our common stock, the expected term, risk-free interest rates, expected stock price volatility and expected dividend yield of our common stock.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “—Common Stock Valuations” below), are estimated as follows:

•

Expected term. We estimate the expected term based on the simplified method for employees and the contractual term for non-employees. Under the simplified method, the expected term is the mid-point between the vesting term and the contractual term of the option.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

•

Expected volatility. We estimate the volatility of our common stock on the date of grant based on the average historical stock price volatility based on an analysis of a peer group of comparable companies.

•	Expected dividend yield. Expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.

We continue to use judgment in evaluating the expected volatility and expected term utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility and expected term, which could materially impact our future stock-based compensation expense.

Based on the initial public offering price of $        per share, as of December 31, 2018, the aggregate intrinsic value of our outstanding stock options was $        , with $        relating to vested stock options; the aggregate intrinsic value of our outstanding RSAs was $        ; and the aggregate intrinsic value of our outstanding RSUs was $        .

Common Stock Valuations

Prior to this offering, given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

•	independent third-party valuations of our common stock;

•	the prices of the recent common stock and redeemable preferred stock sales by us to investors in arm’s-length transactions;

•	our capital resources and financial condition;

•	the preferences held by our preferred stock classes relative to those of our common stock;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

•	our historical operating and financial performance as well as our estimates of future financial performance;

•	valuations of comparable companies;

•	the hiring of key personnel;

•	the status of our development, product introduction, and sales efforts;

•	the relative lack of marketability of our common stock;

•	industry information such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

In valuing our common stock as of December 31, 2018, our board of directors determined the fair value of our common stock using a combined and weighted income and market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate using a discounted cash flows method. These future cash flows are discounted to their present values using a discount rate based on our weighted-average cost of capital and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business as well as completed transaction of acquisitions of companies similar to our company. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

As of December 31, 2018, the estimated fair value of our common stock was $4.55 per share. As of December 31, 2017, the estimated fair value of our common stock was $4.25 per share based on our historical and active fundraising as well as information provided by management. We believe that growth in revenues, expansion into new market segments and a broader range of comparable market guideline companies, which contributed to a decrease in volatility, were the main drivers behind the increase in our price per share from December 31, 2017 to December 31, 2018.

Following this offering, it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.

Recent Accounting Pronouncements

Please see note 3 to our audited consolidated financial statements appearing elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations presented herein. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through selling price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2018, we had cash of $17.4 million. We generally hold our cash in interest-bearing accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates.

As of December 31, 2018, we had an aggregate of $41.3 million outstanding under our credit facility. The interest rate on our senior secured term loan bears interest at LIBOR, as adjusted from time to time, plus 10% per annum. The interest rate on our senior secured term loan is tied to LIBOR, and is therefore subject to interest rate risk. If overall interest rates had increased by 10% during the periods presented, our interest expense would not have been materially affected.

Internal Controls and Procedures

We will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by management over our internal control over financial reporting. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” if we take advantage of the exemptions contained in the JOBS Act.

We have not initiated the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing or any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are designed and operating effectively, which could result in a loss of investor confidence in the accuracy and completeness of our financial reports. This could cause the market price of our securities to decline, and we may be subjected to investigations or sanctions by the SEC.

Emerging Growth Company Status

We are an emerging growth company as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption. As a result, our consolidated financial statements may not be comparable to other public companies that comply with effective dates of such new or revised accounting standard for public companies. In the future, we may elect to opt-out of the extended period for adopting new accounting standards. If we do so, we would need to disclose such decision and it would be irrevocable. We also intend to rely on other exemptions provided by the JOBS Act, including without limitation, from providing an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

BUSINESS

Our Company

We are a high-growth, healthcare and wellness company that sells topical products to improve immune health, neuromuscular health and skin barrier health. Using our proprietary platform, which we call our Bionome Engineered Platform, we develop products that target the institutional care and self-care markets. We believe there is significant unmet global demand for non-prescription options, such as our products, as an alternative to drugs that are more expensive or potentially addictive and can have long-term detrimental implications for our health and society. Our mission, “Discovering New Ways to Care,” represents our strong belief that, by harnessing the innate power of the skin’s ecosystem, we can improve the health of individuals with products that address current societal challenges, including access to care, affordability, drug resistance and addiction.

We use an evidence-based approach to develop, test and market our products and are actively compiling a compendium of clinical evidence that includes 40 completed clinical studies to date. The majority of these clinical studies are IRB approved, and have resulted in 19 validating peer-reviewed publications or clinical posters. Our clinical evidence contributed to the successful registration of several of our products for Medicare and Medicaid reimbursement in September 2019. Our data also enables our sales teams to serve customers across the full continuum of care, from institutional care to self-care, including in hospitals, long-term care facilities, closed provider pharmacies, physician offices and retail pharmacies.

We have a portfolio of marketed products and future potential products. To date, we have six marketed products, three of which we consider to be cosmetics: Theraworx Protect for Immune Health, Theraworx Protect U-Pak for Urinary Health and Combat One for soldier and first responder readiness; and three of which we consider to be homeopathic drug products: Theraworx Relief for Muscle Cramps and Spasms, Theraworx Relief for Joint Discomfort and Inflammation and PHUEL for topical muscle nutrition. In addition, we plan to pursue additional topical products to address risks that may lead to skin and surgical conditions. We plan to launch a drug product under an OTC drug monograph in the near term, seek clearance from the FDA for a medical device pursuant to a 510(k) notification and seek de novo classification from the FDA for a second medical device.

At the end of July 2016, our initial products were used in approximately 60 acute care hospitals, 100 nursing homes and other long-term care facilities, and we had not established a retail presence. At the end of July 2019, our products were used in more than 200 acute care hospitals, more than 750 nursing homes and other long-term care facilities and were available in over 45,000 pharmacy locations. Between 2017 and 2018, our net revenues increased from $10.8 million to $29.0 million, representing an annual growth rate of 168%.

We have developed core competencies that we believe have driven our growth to date and that give us confidence we can achieve similar success from new products: in-house research and development, in-house manufacturing operations and a dedicated sales and marketing team with a differentiated approach. We intend to leverage our core competencies to address additional gaps in care in topical immune health, neuromuscular health and skin barrier health. We aim to launch products that address skin care for individuals with diabetes, dermatitis, vaginal health, pre-operative bathing, pre- and post-operative surgical site staging and symptoms of peripheral neuropathy. We are currently evaluating several products in these areas which we expect to launch in the near-to-medium term.

The following table presents a summary of our currently marketed products:

Product Name	Description	Target Market	Launched

Theraworx Protect for Immune Health	Pre-saturated towelettes, foaming, and spray products designed to reduce risks that may lead to infections	Institutional Care	2013
Theraworx Protect U-Pak for Urinary Health	Pre-saturated towelettes and foaming cleanser designed to reduce risks that may lead to urinary tract infections	Retail Pharmacies Mass Retailers / Club Online third parties	2019

Theraworx Relief for Muscle Cramps and Spasms	Foaming and spray products indicated for individuals who suffer from muscle cramps and spasms and symptoms associated with restless leg syndrome	Retail Pharmacies Mass Retailers / Club Online third parties	2017
Theraworx Relief for Joint Discomfort and Inflammation	Foaming spray products with medical grade compression sleeves to address symptoms associated with individuals with moderate to severe osteoarthritis	Retail Pharmacies Mass Retailers / Club Online third parties	2019

Combat One	Pre-saturated towelettes, foaming, and spray products for hygiene management in special situations, primarily for military purposes	US Military First Responders	2016

PHUEL	Pre-saturated towelettes and foaming spray products used before, during and after strenuous activity for recovery	Professional Teams Athletes Specialty Retailers	2014

Industry Landscape

We believe that consumers are increasingly adopting self-care routines to keep themselves and their families healthy, prevent disease, manage ailments and maintain control over chronic conditions. To help them with their healthcare decisions, consumers are more frequently turning to their pharmacist as healthcare services are increasingly offered by pharmacy retailers. We believe that a movement towards products that are widely available through the retail pharmacy/consumer channel, like ours, could reduce the number of hospital visits and costs to the healthcare system. In addition, our products are used for symptoms that typically are addressed by prescription drugs, which can have undesirable side effects. We believe the use of our products may spare the use of NSAIDs and addictive and cognitive-impairing medications, such as systemic muscle relaxants, lowering the incidence of harmful drug side effects.

We target three primary market areas: topical immune health, neuromuscular health and skin barrier health.

Topical Immune Health

The topical immune health category encompasses diseases or conditions that lead to a compromised immune system or response. Common illnesses or conditions associated with poor topical immune health include cancer, asthma, allergies and infections. Infections are a significant problem for patients, society and our healthcare systems. Two trends are exacerbating this issue. The first is the increasing prevalence of antibiotic-resistant pathogens, and the second is the high rate of HAIs.

Antibiotic-resistant pathogens: The CDC describes antibiotic resistance as one of the biggest public health challenges of our time and estimates that at least two million people in the United States contract an antibiotic-resistant infection each year and more than 162,000 people die annually from such infections. A 2016 report for the U.K. government projected that antibiotic-resistant infections could cause an additional 10 million deaths per year globally by 2050, overtaking deaths due to cancer.

The emergence of antibiotic-resistant pathogens is believed to be a result of the overuse and misuse of oral antibiotics, topical antibiotic ointments and antibacterial products, yet all remain widely used. Although the CDC has warned that we are running out of drugs to treat serious infections, physicians frequently prescribe antibiotics prophylactically to elderly patients and women with UTIs. Even when used properly, antibiotics can have safety issues. The CDC estimates that almost one out of five emergency department visits in the U.S. for adverse drug events are due to antibiotics. Additionally, frequent antimicrobial use can lead to antibiotic resistance and other illnesses, such as C. diff. The CDC estimates that antibiotic resistance adds $20 billion in excess direct healthcare costs annually, with additional costs to society for lost productivity as high as $35 billion a year.

Healthcare-associated infections: The CDC estimates that, on any given day, about one in every 31 hospital patients has an HAI. The Center for Disease Dynamics, Economics and Policy estimates that the top five HAIs in the U.S. by aggregate cost lead to approximately $9.8 billion in expenses annually. As a result of the ACA, hospitals can no longer charge patients for HAIs; each case of an HAI can cost a hospital from approximately $10,000 for CAUTIs to up to $46,000 for CLABSIs.

In order to stem rising rates of infection in hospitals, the Hospital Acquired Condition Reduction Program, established by the Affordable Care Act, instituted monetary penalties for poor infection performance at hospitals. In the fiscal year ending in 2019, 800 of 3,281 hospitals that Medicare evaluated for infections and avoidable injuries were penalized one percent of their Medicare payments.

UTIs are among the most common bacterial infections in the world and account for 25% of all infections in women. Pharmacists make more than one million recommendations per month for products related to UTIs. CAUTIs, a common type of UTI, account for approximately 40% of all HAIs. UTIs occur more often in women than men at a ratio of 8 to 1. The growth in antibiotic resistance is increasing the economic burden of UTIs. UTIs are also a significant cause of other illnesses, including pyelonephritis with sepsis and renal damage in young children, sometimes leading to pre-term birth or other health complications.

Our Theraworx Protect products are cleansers designed to be used in hygiene protocols to address risks associated with antibiotic-resistant pathogens and HAIs by supporting the body’s natural defenses. Based on our estimates, we believe that the total addressable markets for Theraworx Protect for Immune Health and Theraworx Protect U-Pak for Urinary Health are in excess of $1.5 billion and $3 billion annually, respectively. The foregoing estimates do not include the potential market opportunities for our future potential products in the areas of pre-operative bathing and pre- and post-operative surgical site staging.

Neuromuscular Health

Neuromuscular health is a broad category that encompasses many diseases and ailments that impair the functioning of the muscles, cause pain or disrupt quality of life. We believe a large portion of the diseases and ailments in the neuromuscular health category have unsatisfactory treatment options or are underserved today. Common issues that arise with poor neuromuscular health include cramps and spasms, symptoms of RLS and arthritic and neuropathic pain.

Cramps and spasms and symptoms associated with RLS: Nocturnal resting cramps and spasms can be symptomatic of a range of health issues and are a common side effect of many prescription drugs. These symptoms are more common in people over 50 years old and in pregnant women. An estimated 6% of the U.S. adult population experiences moderate-to-severe nocturnal cramping more than five times per month, which implies 19.6 million sufferers, based on the most recent data from the U.S. Census Bureau. The National Sleep Foundation estimates that approximately one in ten adult Americans suffer from RLS. This sleep-related movement disorder is known best for its overwhelming and often unpleasant urges to move the legs while at rest. Frequently recommended treatments for cramps, such as stretching, warm baths, pickle juice or extremity elevation are generally considered to be anecdotal and not clinically proven. In certain cases, doctors may prescribe muscle relaxants for cramp prevention, or recommend acetaminophen or NSAIDs for pain after cramping.

Arthritic and neuropathic pain: Arthritis, back pain and other injuries associated with obesity or age, as well as diabetic and chemotherapy-induced neuropathic pain all contribute to continued growth in the pain management market. According to Transparency Market Research, the 2015 pain management market was $60.2 billion in the U.S., and is expected to grow to $83.0 billion by 2024. Persistence Market research estimated that opioids accounted for more than half of that market. However, the widely recognized opioid crisis has resulted in pressure to reduce the administration of opioids. Today, half of all states have enacted laws that restrict the prescription or distribution of opioids, with 15 of those states limiting prescriptions in an opioid-naive patient to seven days, and three of those states limiting the initial prescription to five days. In addition to these restrictions, NSAIDs remain contraindicated in a significant portion of this market. For example, 39% of Americans age 60 and above, which represent the majority of arthritic patients, have chronic kidney disease and are not able to take NSAIDs.

More than 50 million adults have been diagnosed with arthritis, 24 million of whom had activity limitations attributable to their arthritis and 15 million of whom had severe joint pain due to their arthritis. Another 20 million people in the U.S. suffer from peripheral neuropathy, 60% due to diabetes, according to the National Institute of Neurological Disorders and Stroke.

Our Theraworx Relief products are designed to address cramps and spasms and symptoms associated with RLS and arthritic and neuropathic pain by supporting topical vascular circulation and muscular activation. Based on our estimates, we believe the total addressable market for Theraworx Relief for Muscle Cramps and Spasms to be in excess of $2 billion and Theraworx Relief for Joint Discomfort and Inflammation to be in excess of $3 billion. The foregoing estimates do not include the potential market opportunities for our future potential products to treat symptoms of peripheral neuropathy.

Skin Barrier Health

The skin barrier health category encompasses illnesses and conditions that can lead to degradation of the protective outer layer of the skin, and secondary diseases that can lead to thinning and loss of the cohesive function of the skin, such as peripheral vascular disease, diabetes and graft versus host disease. Skin barrier health can be negatively affected by aggressive treatments, such as intense radiation therapy. Skin barrier challenges negatively affect a person’s ability to fight infections, heal wounds and control hydration. Skin barrier degradation is also commonly associated with the development of chronic, non-healing wounds.

Common skin barrier health issues include radiation-induced dermatitis and IAD.

Radiation-induced dermatitis: Nearly 50% of cancer patients receive radiation therapy at some point during the course of their illness. Radiation therapy causes radiation-induced dermatitis in up to 85% of patients treated with radiation. These painful burns typically occur within the first two weeks of treatment and can last for several years. As many as a quarter of patients can experience skin peeling and ulceration, which can affect a patient’s quality of life and risk interrupting their treatment schedule. There is currently no standard treatment for the management of radiation dermatitis.

Incontinence-associated dermatitis: IAD is an inflammatory skin condition that occurs when the skin is exposed to urine or stool, often leading to secondary infections, pain, or skin lesions. Maintaining healthy skin in patients with incontinence is a daily challenge for healthcare professionals in hospitals, nursing homes, and community care centers. IAD occurs in approximately 20% of hospitalized patients, even when a defined skin regimen is used. In critically ill patients, the prevalence of IAD is estimated to be as high as 36%. In long-term acute care settings, for patients with both bowel and bladder incontinence, the incidence of IAD is as high as 42%. In infants, IAD is frequently called diaper dermatitis and occurs in approximately 10% of normal-weight infants and approximately 28% of low birth weight infants. IAD can increase the risk of secondary infection. In order to prevent IAD, commonly used prophylactics are wicking diapers or disposable garments and skin moisture barriers, also called barrier creams. However, wet diapers and barrier creams can trap heat and moisture, which can cause inflammation, increased pressure and friction against the skin. The annual cost to the U.S. healthcare system of IAD is estimated to be approximately $215 million. We intend to launch skin barrier products for individuals with conditions associated with radiation-induced dermatitis and IAD.

Our Bionome Engineered Platform

Our Bionome Engineered Platform enables us to create products by supporting the proper management of the stratum corneum, or outer layer of the skin, and the topical microbiome. Our proprietary product development algorithms are designed to optimize management of these two critical systems, which historically have been overlooked and undervalued in the marketplace.

We utilize our platform to develop products that we believe balance safety and efficacy. Our approach relies on the synergistic balance of our formulations, in concert with proper protocols, which are together designed to elicit an optimized response by the skin’s ecosystem.

Stratum Corneum and Topical Microbiome

The stratum corneum is the outer layer of the epidermis, or the skin. It serves as the front line of defense between the body and the environment. The healthy human stratum corneum has a surface pH of below 5.0, which is more than 100 times more acidic than a neutral pH of 7.0. This acidic environment is critical to several of the most significant bodily functions supported by the stratum corneum. The normal acidic state of the stratum corneum is naturally antimicrobial and is an optimal environment for the symbiotic relationship of the various bacteria, yeast, and fungi that inhabit the outer layer of the stratum corneum. These organisms are commonly referred to as the topical microbiome. A healthy skin microbiome creates acidic metabolites, which reinforce its own healthy low pH environment and secretes substances, which are essential to health.

The low pH environment of the stratum corneum maintains the integrity of the brick and mortar defensive structure and characteristic of the skin. The “bricks,” or corneocytes, provide a durable defense against the ordinary frictional wear and tear of life. In addition, to providing most of the mechanical strength of the tissue, these corneocytes provide a stabilizing scaffold for the mortar. The mortar is primarily made up of fats or lipids that are organized into broad sheets or “membranes.” Stacks of these membranes fill the spaces between the corneocytes. This brick and mortar structure provides primary barrier protection to the body. Other ingredients in the mortar include free fatty acids and antimicrobial peptides. These fatty acids and peptides are part of the innate immune system and represent the first line of defense to ward off infections.

We believe that our topically applied products support both the low pH environment of the stratum corneum and the skin surface microbiome. The innate protections of the stratum corneum can offer significant opportunities for future discoveries. We believe the success of our initial product offerings validates our approach toward products that leverage the stratum corneum and microbiome.

As the science around the stratum corneum, associated tissue and topical microbiome continues to progress, we believe our current and planned product portfolio is well-positioned to take advantage of further discoveries in the space.

Utilizing the Skin’s Ecosystem

The following diagram demonstrates how our platform utilizes the skin’s ecosystem for improved health.

We call our proprietary product development platform a “bionome” engineered platform because “bio” means life, and “nome” means management. Through proper management of the skin’s ecosystem we believe we are able to meaningfully improve quality of life for our customers. Improving the health of the stratum corneum and topical microbiome prior to surgery, which we call “pre-surgical staging,” with our formulations leads to what we refer to as an outside-inside-outside process:

•	Outside: Topical application of our formulations results in rapid absorption by the skin and acidification of the stratum corneum gradient

•	Inside: once absorbed, our formulations facilitate what we refer to as the SMART method of action:

•	Stratum corneum function for optimum defensive ability

•	Minimize microbial adherence and quorum sensing, or bacterial cell to cell communication

•	Antimicrobial peptide production

•	Re-establish healthy inflammatory response

•	Tissue respiration support

•	Outside: the SMART method of action results in an optimized topical response that supports:

•	Immune health

•	Neuromuscular health

•	Skin barrier health

Library of Ingredients

Our formulations are designed through the use of our proprietary algorithm, from a library of ingredients that have low toxicity profiles and are widely used in the areas of cosmetics, vitamins, dermatology, oncology and cardiology. We use a combination of ingredients from the following five systems to create proprietary products that reinforce the innate biology of the stratum corneum, topical microbiome, and associated tissue:

•	Microbiome Balancing System: multiple ingredients are chosen to achieve a synergistic, comprehensive balancing effect, with minimal toxicity;

•	Surfactant System: multiple surfactants are chosen to address biofilm formation, which is a resistant bacterial or fungal film, structures, with minimal toxicity;

•	Absorption System: multiple agents are chosen to facilitate rapid absorption of our formulations for drying speed as well as a penetration vehicle for the other associated systems;

•	Nutritional System: multiple health-supporting ingredients are chosen to enhance natural biological function; and

•	Preservative System: our preservative system is a trade secret that is currently addressed within a provisional patent application.

Methods of Action

We have focused on and will continue to focus development efforts on products that provide better solutions to clear market needs in our three core areas: topical immune health, neuromuscular health and skin barrier health. Each area of focus leverages aspects of our SMART method of action and has led to the development of multiple products in the categories of topical immune health and neuromuscular health and multiple future potential products that we intend to launch in the near-to-medium term in the topical immune health, neuromuscular health and skin barrier health categories.

Topical Immune Health

Our topical immune health products are designed to support the body’s natural defensive immune response. The identified methods of action of our topical immune products include stratum corneum optimization, minimized bacterial adherence and antimicrobial peptide support.

The innate immune system is our body’s first line of defense. We have launched products that support three areas of immune health, including perineum care, total body immune care and catheter care. We have also identified 12 additional conditions in this category for potential future products. See “—Our Pipeline” below for more information.

Neuromuscular Health

Our topical neuromuscular health products are designed to support the body’s neurologic and musculoskeletal systems. The identified methods of action of our neuromuscular products include the support of a healthy inflammatory response and tissue respiration. These lead to an effective antispasmodic and tissue relaxant effect in patients suffering from chronic nocturnal leg cramps and spasms, acute cramps and spasms and symptoms in patients suffering from RLS. We believe that establishing a healthy inflammatory response and topical circulatory health have far-reaching implications across a wide array of medical conditions where inflammation and vascular insufficiency are a concern. We have launched products for four neuromuscular health concerns, including muscle cramps and spasms, symptoms of RLS, osteoarthritis and muscle soreness. We have also identified three additional conditions for potential future products in this category. See “—Our Pipeline” below for more information.

The following image shows, for a representative individual in one of our clinical studies, the blood flow following the application of Theraworx Relief.

Skin Barrier Health

The epidermis performs both protective and defensive functions, with the stratum corneum providing the first line of defense. Maintaining a healthy permeability barrier is vital to the cohesive and adhesive characteristics of the skin. Our future potential products for skin barrier health derive benefit from all methods of action of our SMART staging.

We have identified 19 conditions for future potential products in skin barrier health areas. See “—Our Pipeline” below for more information. Based on clinical data, the formulations used in our Theraworx Protect products have a documented multimodal mechanism of action that supports the defensive functions of the stratum corneum, interrupts biofilm attachment and formation, facilitates the production of natural antimicrobial peptides and inhibits the over expression of inflammatory enzymes known to inflict excessive inflammation. We believe these mechanisms of action can be used to address multiple health concerns in the area of skin barrier health.

Our Strategy

We have strategically positioned our company to become a leading healthcare and wellness company by taking advantage of several emerging trends in healthcare: antibiotic stewardship,

negativity around opioids, consumerization of healthcare and growth in self-care. Our products are designed to take advantage of the increasing desire for easily accessible, self-directed care, with treatment options that are safe and easy to use. To spread awareness of our brand, we have used traditional media and in-store marketing to reach consumers. To increase acceptance of our products among pharmacists and physicians, we have used an expanding body of clinical evidence and a growing key customer list. With more and more consumers seeking treatment options from their local pharmacy and increasingly influential pharmacists, our strategy is to educate such pharmacists, as well as physicians, to increase adoption of our products. Building on the success of our initial product launches, we plan to leverage our tested research and development and marketing and commercial infrastructure to deliver sustainable high growth, while maintaining an attractive gross margin profile. Our future success will depend on our ability to execute on the following initiatives:

Pursue Revenue Growth Across Our Distribution Channels

We believe there is a significant opportunity to grow our sales through our established distribution channels by way of adding new customers and increasing sales with existing customers. To pursue this opportunity, we intend to continue to grow our dedicated sales team and to increase consistent face-to-face customer interaction in both the institutional and retail settings. We have experienced strong revenue growth in the retail pharmacy/consumer channel, where we have instituted and maintained a consistent calling effort of pharmacists. According to a pharmacist survey conducted by U.S. Pharmacist, 80% of the patients surveyed said they would purchase a product if recommended by their pharmacist and 82% of the patients surveyed said they would not purchase a product if their pharmacist counseled against it. According to the OTC Guide, an online resource for pharmacists published by Pharmacy Times, our current product suite addresses health issues for which pharmacists make an average of approximately eight million recommendations a month. We intend to expand this high-touch coverage to a greater number of pharmacists and their staff.

We market our products in the institutional care and retail pharmacy/consumer channels, and it is our goal to expand our distribution network to include durable medical equipment companies, and specialty and home health providers, among others. Further, we believe the adoption of our products by some of the most well-known academic teaching hospitals has produced an outsized impact on health professionals in our current targeted specializations, including urology, OBGYN, long-term care medical directors, pharmacists, consulting pharmacists and primary care physicians. We also believe the validation of our products in these clinical settings leads to increased acceptance at the pharmacy and retail level. The acceptance of our products across the continuum of care from the institutional setting to the home is a distinct competitive advantage over companies that only pursue retail channels.

Expand Coverage and Reimbursement

We intend to expand coverage and reimbursement of our products among both insurance providers and workers’ compensation groups, which will increase access to our products and further drive revenues. In September 2019, several of our products were added to a national data registry for reimbursement by Medicare and Medicaid when a prescription for those products is written, which we believe will result in a significant reduction of out-of-pocket costs for a large proportion of our target customer base. As a result of this coverage and reimbursement access, certain institutional providers will now be able to defray current treatment costs and potentially benefit from the utilization of our products.

In addition to increasing coverage and reimbursement by Medicare and Medicaid, we have recently started to engage with private insurance groups to implement step therapy protocols incorporating our products. As part of an insurer’s strategy to control the costs and risks posed by prescription drugs, a step therapy protocol would require a patient to first try our product before being eligible for reimbursement of prescription drug costs. This would be particularly applicable to Theraworx Relief for Joint Discomfort and Inflammation, where patients suffering from osteoarthritis often seek prescription pain medication to manage pain symptoms.

Similarly, we expect our products to gain acceptance among workers’ compensation insurer groups, who are actively looking for lower cost, potentially safer options for their members.

Continue to Introduce Innovative Products

We believe the success of our initial products under the Theraworx Protect and Theraworx Relief brands have confirmed that there is significant demand for low toxicity, innovative, affordable and widely accessible products such as ours in large and underserved markets. We are focused on driving growth through continuous product innovation and we believe we have a strong product pipeline, including product extensions and new delivery methods under our existing brands, as well as products to address new market opportunities in the topical immune health, neuromuscular health and skin barrier health categories.

Leverage Existing Infrastructure

We intend to leverage our existing research and development, manufacturing and commercialization infrastructure to introduce new products to the market. Our Theraworx Relief for Joint Discomfort and Inflammation product is an example of a new product developed from our platform, marketed under our Theraworx Relief brand, distributed by our existing retail salesforce, and sold through the same retail network as our Theraworx Relief for Muscle Cramps and Spasms product. Another example is our Theraworx Protect U-Pak for Urinary Health product launched in August 2019 in over 8,000 pharmacies that already stock Theraworx Relief products. In addition, we are actively pursuing opportunities to be the exclusive manufacturing partner for existing customers that are looking to offer white label versions of our branded products in their stores.

Expand Our Existing Compendium of Clinical Evidence to Support Product Differentiation

In order to continue to build our library of clinical evidence in support of our product differentiation, our strategy is to work with key opinion leaders and hospital department chairs to:

•	convert these key influencers into supporters for our brand;

•	accelerate IRB approval and academic center prioritization;

•	reduce associated costs, as clinical study costs may be shared; and

•	improve the likelihood and speed of study presentation or publication.

As a result of our strategy, to date, over 40 clinical studies have been completed. The majority of these clinical studies are IRB approved, and have resulted in 19 peer-reviewed publications and clinical posters on the clinical effects of our products.

Expand Brand Awareness

We intend to continue to develop awareness of our brand. Our significant sales growth and expansion of our distribution network is evidence of increasing brand awareness in the marketplace. We have achieved this awareness through a combination of clinical studies and publications, television advertising and social media marketing, education of pharmacists, face-to-face physician interaction and in-store promotional activity. Since inception, we have seen pharmacy shelf space increase from four inches to nineteen inches in over 40% of our 45,000 pharmacy locations. In the topical analgesics space, we have increased our share of voice, a metric of brand awareness among peer products that measures relative media exposure in the marketplace, from 6% during the second quarter of 2018 to 32% during the second quarter of 2019. We plan to continue to invest in these efforts.

Our Products

Theraworx Protect

We currently have two products offered within the Theraworx Protect brand family: Theraworx Protect for Immune Health and Theraworx Protect U-Pak for Urinary Health.

Theraworx Protect For Immune Health

Theraworx Protect for Immune Health is a topical immune health product aimed at improving hygiene, potentially reducing risks that may lead to HAIs. Theraworx Protect for Immune Health was launched in 2013 and is available in the form of a foam, a spray, a swab and several types of pre-saturated towels. Theraworx Protect for Immune Health supports the critical permeability barrier of the skin and is particularly suitable for use in at-risk, difficult-to-treat patient populations, including pediatrics and geriatrics, whose skin cannot tolerate exposure to more caustic products. We believe Theraworx Protect for Immune Health will continue to gain a strong foothold by displacing other topical approaches prone to resistance and adverse events.

Theraworx Protect for Immune Health is used in hospitals, nursing homes and other long-term care facilities to address different needs, including:

•	perineal cleaning during insertion of Foley urethral catheters, and follow-up catheter maintenance; and

•	regular high-acuity bathing of patients in intensive care units.

We offer several applications of Theraworx Protect for Immune Health, including:

•	several types of pre-saturated towels infused with a measured amount of Theraworx Protect solution;

•	a foaming applicator to apply Theraworx Protect to a cloth for cleaning and protective application;

•	a nasal swab to support immune health; and

•	a cleansing, no-rinse spray to utilize Theraworx Protect in applications where wiping a cloth may not be desired, such as cleaning around an open wound.

Theraworx Protect for Immune Health is used in more than 200 acute care hospitals and more than 750 nursing homes and other long-term care facilities.

Theraworx Protect U-Pak For Urinary Health

The U-Pak uses the Theraworx Protect formulation and is designed as a hygiene product to reduce risks that may lead to UTIs. Launched in 2019, it is our first Theraworx Protect product marketed directly to consumers. The U-Pak was initially launched in over 8,000 Walgreens locations, 4,700 of which feature the product both behind the pharmacy counter and on their retail shelves. The U-Pak is also sold at independent pharmacies, and we expect that U-Pak will be launched in CVS, Rite Aid and Publix before the end of the year.

The U-Pak contains pre-saturated towelettes and a foaming cleanser to be used after fecal evacuation to manage micro debris left behind after routine cleansing. For pre-menopausal women who suffer from post-coital UTIs, the cloths and foaming cleanser are to be used prior to and after sexual intercourse. For patients who engage in self-catheterization, the cloths and foaming cleanser are to be used before and after catheter insertion. During a 12-month clinical surveillance in 16 nursing homes, the rate of newly diagnosed UTIs fell 61% in patients whose nurses incorporated Theraworx Protect as part of their daily perineal hygiene regimen.

Theraworx Relief

We currently have two products offered within the Theraworx Relief brand family: Theraworx Relief for Muscle Cramps and Spasms and Theraworx Relief for Joint Discomfort and Inflammation.

Theraworx Relief for Muscle Cramps and Spasms

Theraworx Relief for Muscle Cramps and Spasms is a topical spray or foam product for the relief of muscle cramps and spasms and symptoms related to RLS. It was launched in 2017 and produces a locally-acting muscle relaxant effect. The active homeopathic U.S. Phamarcopeia ingredient in this product is magnesium sulfate. The anti-spasmodic impact of Theraworx Relief for Muscle Cramps and Spasms reduces the severity and incidence of nocturnal cramps and spasms which demonstrated an improvement in sleep behavior and daytime functions. In a study of 35 patients diagnosed with RLS who used Theraworx Relief on a daily basis, these individuals showed a 52% improvement in symptom scores. In a study of patients with chronic nocturnal cramps and spasms, patients treated with Theraworx Relief demonstrated a significant reduction in the incidence and severity of those cramps and spasms. The reduction in incidence and severity was also observed to lead to improved sleep and daytime function.

Theraworx Relief for Muscle Cramps and Spasms is widely distributed in over 45,000 pharmacy locations, including Walgreens, Walmart, CVS, Rite Aid, Sam’s Club, Kroger, Albertsons, Publix and Target.

Theraworx Relief for Joint Discomfort and Inflammation

Theraworx Relief for Joint Discomfort and Inflammation targets consumers with inflamed and injured joints. Launched in July 2019, Theraworx Relief for Joint Discomfort and Inflammation is sold as both a standalone foam or a foam with a medical grade compression glove or sleeve. The active homeopathic U.S. Pharmacopeia ingredient in this product is olibanum. We believe Theraworx Relief for Joint Discomfort and Inflammation is the first dual modality option for combining a medical grade compression garment for the hand and knee with an anti-inflammatory foam. In a study of patients with hand or knee arthritis using Theraworx Relief for Joint Discomfort and Inflammation combined with medical grade compression, individuals showed a 41% and 55% improvement on the Visual Analog Scale for pain in the hand and knee, respectively.

In a pre-launch survey we conducted of more than 300 retail pharmacists, more than 95% said they would recommend this dual compression and topical product before an oral NSAID.

Theraworx Relief for Joint Discomfort and Inflammation is available in more than 20,000 pharmacy locations, including Walgreens, CVS, Rite Aid, Health Mart and Kroger.

Combat One

Combat One for soldier readiness uses the Theraworx Protect formulation and has been branded and packaged specifically for the government, military, law enforcement and first responder markets. We offer several Combat One applications, including pre-saturated towelettes, foaming applicators and spray applicators, which are designed for use in environments where proper hygiene can be a challenge. The foaming applicators provide a means to use Combat One in conjunction with a cloth for cleaning and protective application.

Combat One is currently being used by United States special forces and being evaluated by the U.S. government for broader deployment.

PHUEL

Launched in 2016, PHUEL for topical muscle nutrition uses the Theraworx Relief formulation and is intended to complement and enhance intense training regimens when integrated into sports recovery programs. We offer several PHUEL applications, including foamers and no-rinse sprayers. The product has been used by NFL, MLB, NHL and major NCAA teams. We plan to continue further studies and to market the product more broadly to endurance athletes both online and through specialty retailers.

Our Pipeline

We will continue to develop new products using our Bionome Engineered Platform and plan to market multiple new products in the coming years. We currently expect that our future products will focus on skincare for individuals with diabetes, pre-operative bathing, pre- and post-operative surgical site staging and symptoms of peripheral neuropathy.

We have additional launch plans that are prioritized by their potential to leverage our core competencies and capitalize on the emerging global demand for drug sparing products. We strive to launch safe and effective products that we believe can reach broad markets and that provide alternative symptom control options to first line prescription drugs. We believe patients and caregivers are increasingly seeking alternative healthcare options to mitigate unwanted side effects. This is particularly true of current pain and antibiotic medications, because of their widely reported drawbacks.

The following chart represents our existing products and our pipeline of potential future products organized by our three areas of focus.

Note: Highlighted boxes represent health issues currently addressed by our products. Other boxes represent health issues we currently consider as possibilities for future products.

Clinical Evidence

Theraworx Protect

Evidence of the effectiveness of Theraworx Protect for Immune Health and Theraworx Protect U-Pak for Urinary Health has been shown in more than 21 clinical studies, seven of which have been published and eight others of which have been peer-reviewed and presented as posters during medical symposia. Please see below for some select studies of Theraworx Protect for Immune Health and Theraworx Protect U-Pak for Urinary Health.

Study Name / Characteristics / Publication	Focus of the Study	Key Highlights

“Effect of an innovative pH lowering wound therapeutic on MMP levels and bacterial biofilm colonization of chronic non-healing wounds.”

•   Company funded

•   IRB-approved

•   Open-label experimental design-comparison to standard treatment

•   25 patients to date, ongoing

	Patients placed on a 4-week protocol with Theraworx Protect to determine effects on pH in the wound bed, Matrix metallopeptidsase 9, or MMP9, an inflammatory marker, bacteria biofilm, bacterial load and	In nine patients who completed the study, 99.99% reduction in resistant biofilm, 56% reduction in MMP9 activity and 70% reduction in bacterial load over the 4 week treatment period was shown.

Study Name / Characteristics / Publication	Focus of the Study	Key Highlights
• Peer-reviewed poster presented at Symposia for Advanced Wound Care in Fall 2018. (University of North Carolina—Dept. of Vascular Surgery-Raleigh, NC and UF Shands Gainesville, FL)	oxygen levels in the wound.

“Efficacy and safety of a novel skin cleansing formulation versus chlorhexidine gluconate”

•   Company funded

•   IRB-approved

•   Randomized placebo-controlled double-blind

•   Peer-reviewed publication American Journal of Infection Control

(BioScience Laboratories, Inc, Bozeman, MT)

	Compared Theraworx Protect to CHG 4% in a decolonization bacterial study of the groin.	In a study of 81 individuals, Theraworx Protect was found to be non-inferior to 4% CHG both 10 minutes and 6 hours after application.

“Theraworx skin care formulation reduces nosocomial associated CAUTI rates when used for urinary catheter insertion and maintenance”

•   Independent study

•   Retrospective cohort study; multi-site

•   Peer-reviewed publication Journal of Clinical and Medical Investigations

(Multi-Center Study Conducted in High-Risk Neurological, Cardiovascular and Trauma Critical Care Settings)

	Retrospective study of electronic health records to determine effects of Theraworx Protect on CAUTI in high risk intensive care units, or ICUs.	With prolonged use of 20 months or more in accordance with visual and descriptive protocols, the mean change in CAUTI rates was a reduction of 52.88% in high risk ICUs.

Study Name / Characteristics / Publication	Focus of the Study	Key Highlights

“Efficacy of a novel skin antiseptic against carbapenem-resistant Enterobacteriaceae”

•   Independent study (though one author is a consultant of the Company)

•   Independent laboratory-based efficacy study

•   Peer-reviewed publication American Journal of Infection Control, April 2015

(University of Louisville Departments of medicine, infectious diseases, translational research and epidemiology)

	A laboratory-based study evaluating the efficacy of Theraworx Protect against carbapenem- resistant Escherichia coli and carbapenem-resistant Klebsiella pneumoniae using vitro skin, a testing substrate that mimics human skin, with similar topography, pH, surface tension and ionic strength.	A reduction of carbapenem-resistant Escherichia coli (E. coli) by more than 99.9% and Klebsiella pneumoniae by approximately 99% was demonstrated.

“Preventing Chronic Urinary Tract Infections from Urinary and Fecal Incontinence: The Impact of Theraworx” • Independent study • Open label experimental design • Abstract submitted for publication	A 16-site study of nursing home data measuring the effects of Theraworx Protect in post-menopausal women suffering from chronic UTI caused by urinary and fecal incontinence.	Data showed a 61% reduction of UTIs over a 12-month timeframe.

Theraworx Relief

Evidence of the effectiveness of Theraworx Relief for Muscle Cramps and Spasms and Theraworx Relief for Joint Discomfort and Inflammation has been shown in nine clinical studies, two of which were published, and three peer-reviewed medical symposia posters. Please see below for select studies of Theraworx Relief for Muscle Cramps and Spasms and Theraworx Relief for Joint Discomfort and Inflammation.

Study Name / Characteristics / Publication	Focus of the Study	Key Highlights

“Effects of Topical Anti-inflammatory and a dual modality consisting of topical inflammatory foam + impregnated medical grade compressive sleeves in moderate to severe arthritic joints”

•   Company funded

•   IRB-approved

•   Open-label, experimental Design

•   Abstract currently under review

(Brown University and Omega Research Institute)

	A study to determine the effects of Theraworx Relief topical foam together with medical grade compression on symptoms and function in patients with moderate to severe arthritic joints.	Patients with arthritis of the hand and knee using Theraworx Relief experienced a 27% and 38% improvement in the Visual Analog Scale for pain, respectively. Patients with hand and knee arthritis using Theraworx Relief and compression experienced 41% and 55% improvement on the Visual Analog Scale for pain, respectively.

“Restless Leg Syndrome: The Efficacy of a Non-Systemic, Non-Centrally Acting Topical Treatment.”

•   Company funded

•   IRB-approved

•   Open label experimental design

•   Abstract submitted for publication

(Brown University)

	A study to determine the effects of Theraworx Relief in refractory RLS sufferers with moderate to severe symptoms using the International Restless Leg Scale.	After four weeks of treatment with Theraworx Relief, the mean International Restless Leg Scale Score decreased, demonstrating an overall improvement of 52% from the baseline score.

“Report on Theraworx Active and muscle oxygenation and blood flow” • Company funded	A study of 12 participants to examine muscle oxygenation and blood flow with Theraworx Active compared to	Theraworx Active was revealed to be statistically associated with greater blood flow compared to patients given a placebo, and the trend was reversed when patients crossed over to placebo.

Study Name / Characteristics / Publication	Focus of the Study	Key Highlights
• IRB-approved • Randomized, placebo controlled-crossover design mechanism of action study (Blood Flow) • Abstract diagnostic summary (University of Louisiana Lafayette School of Kinesiology)	placebo using near infrared spectroscopy.	Theraworx Active was not directly associated with increased muscle oxygenation. Therworx Active contained the same formulation as Theraworx Relief currently does.

Results from previous clinical evaluations are not necessarily predictive of the efficacy of our products, and the results of future clinical evaluations, and interim results, are not necessarily indicative of final results. Moreover, if there is a flaw in a clinical study, it may not become apparent until the study is well advanced or potentially until well after it is complete. Finally, some of our studies are funded in full or in part by us. See “Risk Factors—Risks Related to Business, Financial Position and Industry—Positive results, if any, obtained in clinical evaluations may not necessarily be indicative of the efficacy of our products and the results in future clinical evaluations or other studies, and failure to replicate positive results from early studies may inhibit our ability to support and market our products or any future potential products or product extensions.”

Sales and Marketing

We have a dedicated sales team of 90 direct representatives across four sales areas: Institutional Care, Retail Pharmacy/Consumer, Community Health and Government.

Institutional Care

Our institutional care sales team primarily markets to acute care centers, hospitals and nursing homes and other long-term care centers. In the U.S., there are approximately 6,200 acute care centers and 15,500 nursing homes and long-term care centers. As of July 2019, we had more than 200 active hospital customers and more than 750 long-term care customers. We have established contractual relationships with the four national healthcare distributors, Cardinal Health, Owens & Minor, Medline Industries, and McKesson, each of which are currently purchasing our Theraworx Protect products for distribution through their systems.

We have also secured contracts with several large GPOs, providing our brands broad supply chain access. In May 2014, we entered into an innovation contract with Med-Assets, enabling approximately 3,300 acute care hospitals to purchase our products. As of the date hereof, we are on contract with the two largest GPOs, Vizient and Premier, enabling more than 5,000 acute care hospitals to purchase our products. Additionally, we have contracted with several large integrated delivery networks, including UHS, Capstone, Henry Ford and Health Partners. As of the date hereof, our brands are also contracted with the two largest GPOs in long-term care, Forum and Managed Healthcare Associates, enabling more than 15,000 nursing homes and other long-term care facilities to purchase our products.

We believe our success in the institutional care sales area provides credibility to consumers who may purchase our products through a retail channel.

Retail Pharmacy/Consumer

Our retail sales team primarily markets to pharmacies, specialty retail locations and online retailers.

In the U.S., there are approximately 67,000 pharmacies. According to the National Council on Patient Information and Education, pharmacists, on average, offer advice on self-care or OTC products 7.2 times per day. According to the Consumer Healthcare Products Association, consumers make an average of 26 trips per year to their pharmacy to purchase OTC products, while they only visit doctors an average of three times per year. Pharmacists make millions of recommendations each month to our targeted demographics who we believe could benefit from our products. Our team of retail sales representatives directly engages with the pharmacist and in-store support staff to drive recommendations of our products.

We sell Theraworx Relief for Cramps and Spasms, Theraworx Relief for Joint Discomfort and Inflammation and Theraworx Protect U-Pak for Urinary Health primarily to pharmacies. We believe the awareness created through our retail pharmacy/consumer channel will increase awareness among patients, caregivers and physicians in our institutional care channel, which may lead to increased usage of our products in the acute and long-term care settings.

As of July 2019, our products are available in over 45,000 pharmacy locations, up from approximately 7,200 locations at the beginning of 2018. Our top retail partners include: Walgreens (over 8,000 stores), CVS (over 8,000 stores), Health Mart (over 4,900 stores), Walmart (over 3,700 stores), Rite Aid (over 3,100 stores), Albertsons (over 2,300 stores), Kroger (over 2,100 stores), Target (over 2,000 stores), Publix (over 1,100 stores) and Sam’s Club (over 250 stores). In addition to our rapidly expanding store count, our brands have increasingly been given additional and more prominent shelf space. We also have distribution agreements with the nation’s three largest pharmaceutical distributors, AmerisourceBergen, Cardinal Health and McKesson.

We also sell our products online through our website and Amazon. We entered into an agreement with Amazon in October 2017, and since the initial offering of Theraworx Relief to their shoppers, Theraworx Relief has earned the “Best Seller” badge numerous times in the muscle rub category.

Our direct-to-consumer, or DTC, branding initiatives are driven by traditional DTC marketing campaigns, including television and social media campaigns. We work with Guthy-Renker, a leading direct marketing company, on all DTC initiatives.

Community Health

Our Community Health team sells PHUEL and our Theraworx Protect line into specialty retail, schools, universities and professional organizations.

Government

Our Government team sells Combat One products in the U.S. government, military, law enforcement and first responder markets.

Manufacturing, Fulfillment and Packaging Facilities

We have in-house manufacturing facilities, capabilities and functions. We manufacture substantially all of our Theraworx Protect, Theraworx Relief (with the exception of the compression garments), PHUEL and Combat One products in two main facilities located in Asheville, North Carolina. Of the 170,081 square feet under lease, 18,456 square feet comprises our head office and testing facility, and 151,625 square feet comprises our manufacturing, fulfillment, warehousing, staging and distribution facilities.

Much of the equipment utilized to produce and package our products is proprietary. Our manufacturing facilities, operated through our wholly-owned subsidiary, Relion Manufacturing, are 21 CFR Part 820 and Part 211 compliant and maintain ISO 13485 and ISO 9001 certifications.

Relion Manufacturing also provides manufacturing and medical packaging services to certain third parties on a contract basis.

We anticipate that our existing facilities will be sufficient to handle the anticipated demand for our Theraworx Protect products, Theraworx Relief products, PHUEL, Combat One and other future potential products in the near term.

Competition

Notwithstanding the size of the health, wellness and self-care market, our industry remains highly fragmented. We do not compete with any single competitor across all of our product lines and have numerous competitors of varying sizes, including personal care companies, branded consumer healthcare companies and private label manufacturers.

The Theraworx Protect brand competes with Sage Products, Medline and Mölnlycke, the makers of CHG 2% and 4% products. In the area of perineal care, our brand also competes with Sage Products and C.R. Bard.

The Theraworx Relief brand competes with Hyland’s Natural Relief tablets; Novartis, the maker of Voltaren; Johnson & Johnson, the maker of Bengay; Chattem, the maker of Icy-Hot; Biofreeze; Hitamisu, the maker of Salonpas; Aspercreme and Capsaicin. However, we believe there are no other topical, clinically-validated anti-inflammatory foams available in the marketplace. There are other topical OTC pain products in the U.S., such as topical menthol, lidocaine and capsaicin, but none of these options are anti-inflammatory.

We compete on the basis of numerous factors, including brand awareness and loyalty, ease of use, product quality, product variety, package design, shelf space, price, advertising, promotion, customer service and the ability to identify and satisfy consumer demand. We believe that we currently compete effectively with respect to each of these factors.

Coverage and Reimbursement

In September 2019, Theraworx Protect U-Pak, Theraworx Relief for Muscle Cramps and Spasms and Theraworx Relief for Joint Discomfort and Inflammation were added to a national data registry, thereby enabling Medicare and Medicaid reimbursement as well as HSA and FSA coverage with a prescription. Inclusion in this registry allows doctors to view our products as a prescriptive option in their electronic health record systems. We believe this will increase exposure to our products and significantly facilitate the prescription process for doctors. We are also pursuing a pathway for our Theraworx Protect for Immune Health products for urinary catheters and central line catheters to be included in institutional reimbursements through diagnosis related group, or DRG, codes.

Intellectual Property

Our trademarks are among our most important assets. Substantially all of our sales are from products bearing proprietary brand names. Accordingly, our future success may depend in part upon our ability to build and protect our rights and the goodwill associated with our trademarks, particularly Theraworx Protect for Immune Health, Theraworx Relief for Joint Discomfort and Inflammation, Theraworx Relief for Muscle Cramps and Spasms, Theraworx Protect U-Pak for Urinary Health, Combat One and PHUEL. As of September 1, 2019, we maintained 11 trademarks, including eight registrations and three applications, in the U.S. We monitor and protect our brands by enforcing our trademark rights against infringers. If we are not able to effectively enforce our rights, others may be able to infringe or dilute our trademarks and diminish the value associated with our brands, which could have a material adverse effect on our business, financial condition and results of operations.

We are continually developing new technology and ideas and also rely on a combination of patents, copyrights and trade secrets to protect our proprietary information. To protect our trade secrets, we employ internal policies and controls as well as confidentiality and proprietary information agreements with vendors, employees, consultants and other third parties. Despite these protections, it may be possible for unauthorized parties to copy our products or gain access to or independently develop our proprietary information, any of which could have a material adverse effect on our business. As of September 12, 2019, we had two issued U.S. active patents, three pending U.S. patent applications, one pending U.S. provisional application covering multiple new formulations and methods, three issued foreign active patents, and 20 pending foreign patent applications, covering a number of our products or portions of our products or methods of using our products. Each foreign asset is a corresponding counterpart of one or more U.S. patents or patent applications. None of these patents or patent applications is individually material to our business.

Government Regulation

Cosmetics, homeopathic drug products and medical devices are subject to regulation by the FDA, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the ingredients, design, safety, clearance, approval or authorization, manufacture, packaging, recordkeeping, proper labeling, advertising, marketing, shipment and disposal of such products. In addition, the FTC is specifically authorized to regulate advertising of OTC products to prevent unfair or deceptive acts or practices in such advertising. Although the FDA has the authority to evaluate the substantiation of written advertising and promotional materials, it generally examines advertising and promotional material to determine the intended use of a product. Pursuant to a memorandum of understanding between the FDA and the FTC, the FDA has primary responsibility for preventing misbranding of cosmetics, OTC homeopathic drug products, OTC monograph drug products and devices by label review, whereas the FTC exercises primary jurisdiction over all matters regulating the truth or falsity of advertising of these products. Failure to comply with applicable requirements may subject a cosmetic, an OTC homeopathic drug, and an OTC monograph drug or a medical device and its manufacturer to a variety of administrative sanctions, such as FDA refusal to clear or approve a pending application, issuance of warning letters or letters, mandatory product recalls, import detentions, civil monetary penalties and judicial sanctions, such as product seizures, injunctions and criminal prosecution.

FDA Regulation of Cosmetics

Under the FDC Act, a cosmetic is a product that is applied to the human body and intended to cleanse, beautify, or alter its appearance. The labeling of cosmetic products is subject to the requirements of the FDC Act, the Fair Packaging and Labeling Act, and FDA implementing regulations.

The FDC Act prohibits marketing of adulterated cosmetics, e.g., products that contain unsafe ingredients, products with deficiencies in the manufacturing process, or products with labeling that render the product adulterated. It is also unlawful under the FDC Act to market a cosmetic that is misbranded. Whereas adulteration is generally associated with the product’s ingredients, composition, or manufacturing conditions, misbranding is generally a label or labeling violation. For example, a cosmetic may be misbranded because its label or labeling lacks certain information that is required by law or regulation; because it includes statements that are prohibited by law or regulation; or because the information included on the label or labeling does not conform to specific formatting requirements.

The FDA relies heavily on voluntary compliance by the cosmetics industry. There is no premarket ingredient or label review requirement and no list of approved ingredients, and there are no regulations governing cGMPs. As such, FDA enforcement activities generally target either unsafe cosmetics or cosmetics that, by virtue of inappropriate claims in the product’s labeling or promotional materials, are subject to the regulatory regime that governs drugs.

In contrast to a cosmetic, under the FDC Act, a drug is defined, in relevant part, as a product intended for use in the treatment, or prevention of disease or intended to affect the structure or any function of the body. The FDA may consider labeling claims in determining the intended use of a product. If the FDA interprets labeling claims for a cosmetic product to be claims affecting the structure or function of the human body, or intended for a disease condition, the product may be regulated as a new drug, which generally may not be marketed without approval of a NDA. The marketing of an unapproved drug is a prohibited act. Although the distinction between a cosmetic use and a drug use can be difficult to draw in some cases, failure to recognize the distinction can lead a cosmetic product to be the subject of FDA enforcement action. Additionally, OTC products that are both cosmetics and drugs must meet the requirements for both cosmetics and drugs.

To facilitate its regulation of cosmetic manufacturing, FDA administers the Voluntary Cosmetic Registration Program through which cosmetic firms can register their establishments and ingredients with the FDA. Although voluntary registration is one of the few ways the FDA can become aware of the existence of a cosmetic establishment (and thus helps FDA identify facilities for inspection), registering or being assigned a registration number does not denote approval of the establishment or its products by the FDA.

The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products do not contain false or misleading labeling and that they are not manufactured under unsanitary conditions. Inspections may also arise from consumer or competitor complaints submitted to the FDA. In the event the FDA identifies false or misleading labeling, unsanitary conditions, or other failures to comply with FDA requirements, the FDA may require a recall or market withdrawal of a product or changes to the manufacturing process or product formulation or take other enforcement actions, including warning or untitled letters, seizures and injunctions.

FDA Regulation of OTC Monograph Drug Products

Generally, any new drug must undergo FDA review for safety and efficacy to obtain marketing approval before it may be legally marketed in the United States. However, if the drug is generally recognized as safe and effective, or GRASE, then it is exempt from regulation as a new drug and may be marketed without prior approval. In 1972, the FDA initiated the comprehensive review of safety, effectiveness, and labeling (i.e., a review of the GRASE status) of OTC drugs then on the market, known as FDA’s OTC Drug Monograph Review, which establishes parameters under which OTC drugs may be marketed as GRASE without the need for approval of a New Drug Application. The FDA’s OTC Drug Monograph Review is a rulemaking process that establishes conditions under which certain active ingredients, in certain amounts, and with specific labeling, may be marketed as OTC drugs without requiring FDA approval. Monographs do not specify which inactive ingredients may or may not be used. Instead, FDA has issued a regulation requiring inactive ingredients to be “safe” and “suitable” and to not interfere with the drug’s efficacy. It is the responsibility of the manufacturer, marketer and distributor to ensure that the finished product, including all inactive ingredients, is safe and effective for its intended use. If FDA determines that an OTC drug does not conform to the conditions in the applicable FDA regulation and monograph, the product may be misbranded and subject to FDA enforcement actions.

FDA Regulation of Homeopathic Drugs

Homeopathy is premised on a belief that diseases or symptoms can be treated by very small doses of substances that treat the same disease or symptoms in larger quantities in healthy persons. The FDC Act expressly defines a drug to include an article recognized in the official Homeopathic Pharmacopoeia of the United States, or HPUS. The FDA must, therefore, accept a drug that conforms to the HPUS as a legitimate article of interstate commerce. The FDA does not approve any OTC drug products that are labeled as homeopathic. While the FDC Act does not expressly exclude homeopathic drugs from regulation as new drugs, which generally require premarket approval, the FDA established a compliance policy that identifies the specific conditions under which homeopathic drugs may be marketed. Under its compliance policy, the FDA generally exempts a homeopathic drug from regulation as a new drug if:

(1) the active ingredient is subject of a monograph in the HPUS;

(2) there are no non-homeopathic active ingredients in the product;

(3) the drug is homeopathically prepared (e.g., appropriately attenuated or diluted);

(4) the product is labeled as homeopathic;

(5) the claims (indications) are consistent with homeopathic usage for the active ingredient(s) in the product, as described in a recognized material medica (i.e., a book published by a recognized practitioner of homeopathic medicine describing uses of homeopathic ingredients); and

(6) if marketed as an OTC drug, the product is intended solely for self-limiting diseases amenable to self-diagnosis and treatment by consumers. In addition, the OTC drug labeling must bear at least one major OTC indication for use that is stated in terms likely to be understood by lay people.

The FDA policy provides that if a homeopathic drug is being offered for use or promoted significantly beyond recognized or customary practice of homeopathy, the priorities and procedures concerning the agency’s policy on health fraud would apply.

In 2017, the FDA issued a draft guidance that proposed a new approach to regulating homeopathic drugs. In the draft guidance, FDA updated its policy, in part, to focus on better regulating homeopathic treatments that are marketed to treat serious diseases and/or conditions but that do not demonstrate proven clinical benefits. The draft guidance also addressed situations in which products labeled as homeopathic contain potentially harmful ingredients or do not meet cGMPs. The draft guidance laid out the FDA’s proposed plan to prioritize enforcement and regulatory actions for unapproved homeopathic drug products that have the greatest potential risk for consumers. It is not clear if or when the FDA will finalize this draft guidance.

Qualification as a homeopathic drug does not mean that a product is exempt from FDA regulation or requirements related to adulteration, labeling or misbranding. A homeopathic drug still must comply with any applicable drug requirements. For example, the product must be manufactured in a drug manufacturing establishment registered with the FDA, the product must be listed with the FDA, the product must be labeled in accordance with applicable drug labeling rules, the product must be manufactured in accordance with cGMPs, the product must be packaged in accordance with applicable packaging rules, and adverse event reports must be submitted.

FDA Regulation of Medical Devices

The FDC Act classifies medical devices into one of three categories based on the risks associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness. Class I devices are deemed to be low risk and are subject to the fewest regulatory controls. Class II devices provide intermediate levels of risk. They are subject to general controls, and some Class II devices must also comply with special controls. Class III devices are generally the highest risk devices and are subject to the highest level of regulatory control to provide reasonable assurance of the device’s safety and effectiveness. Class III devices must typically be approved by FDA before they are marketed.

Pre-market Authorization and Notification

While most Class I and some Class II devices can be marketed without prior FDA authorization, most medical devices can be legally sold within the U.S. only if the FDA has: (i) approved a PMA application prior to marketing, generally applicable to most Class III devices; (ii) cleared the device in response to a premarket notification, or 510(k) submission, generally applicable to Class I and II devices; or (iii) authorized the device to be marketed through the de novo process, generally applicable for novel Class I or II devices.

510(k) Notification

Product marketing in the U.S. for most Class II and limited Class I devices typically follows a 510(k) pathway. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a legally marketed device, referred to as the predicate device. A predicate device may be a previously 510(k) cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications, or a product previously granted de novo authorization. The manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or it is shown to be equally safe and effective and does not raise different questions of safety and effectiveness as compared to the predicate device. Though the FDA has a user fee goal to clear a traditional 510(k) within 90 days of receipt, the clearance pathway can take substantially longer.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

De Novo Classification

Devices of a new type that the FDA has not previously classified based on risk are automatically classified into Class III by operation of the FDC Act, regardless of the level of risk they pose. To avoid requiring PMA review of low- to moderate-risk devices classified in Class III by operation of law, Congress enacted a provision to allow FDA to classify a low- to moderate-risk device not previously classified into Class I or II. To grant a request for de novo classification, FDA must find that general controls or general and special controls provide a reasonable assurance of safety and effectiveness for the device.

PMA Approval

A product not eligible for 510(k) clearance or de novo classification must follow the PMA approval pathway, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. Results from adequate and well-controlled clinical trials are required to establish the safety and effectiveness of a Class III PMA device for each indication for which FDA approval is sought. After completion of the required clinical testing, a PMA including the results of all preclinical, clinical, and other testing, and information relating to the product’s marketing history, design, labeling, manufacture, and controls, is prepared and submitted to the FDA. The PMA approval process is generally more expensive, rigorous, lengthy, and uncertain than the 510(k) premarket notification. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation, or QSR, requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. The FDA’s review of a PMA application typically takes one to three years but may last longer. Even after approval of a PMA, a new PMA or PMA supplement may be required in the event of a modification to the device, its labeling or its manufacturing process.

Postmarket Requirements

Once a device is on the market, numerous regulatory requirements apply. These include the QSR; labeling regulations; the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; the Reports of Corrections and Removals regulation, which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk to health posed by the device or to remedy a violation of the FDC Act; and establishment registration and device listing requirements.

Any modification to a 510(k)-cleared or de novo authorized device that significantly affects its safety or effectiveness, or that constitutes a major change in its intended use, requires a new 510(k) clearance or, possibly, de novo authorization or approval or a PMA depending on the nature of the change. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with decisions regarding whether new clearances or authorizations are necessary.

The FDA also regulates the advertising and promotion of medical devices, including direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in or are inconsistent with the product’s approved labeling, known as off-label use, industry-sponsored scientific and educational activities, and promotional activities involving the internet. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products. Violations of the FDC Act relating to the inappropriate promotion of cleared or approved products may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws.

FDA Enforcement Mechanisms

FDA has a variety of enforcement mechanisms at its disposal. Manufacturing facility inspections are one of the primary ways that the FDA enforces cosmetic, OTC monograph drug product and OTC homeopathic drug product requirements. During an inspection, FDA inspectors examine the facility’s manufacturing practices and records for compliance with cGMPs. The FDA may also take samples of labels and promotional materials to review for compliance with the applicable laws and regulations. If the FDA observes manufacturing deficiencies or labeling or promotional violations that are sufficiently serious, the FDA may take administrative or other enforcement action, most often in the form of a warning or untitled letter.

The FDA generally issues a warning or untitled letter as a first attempt to secure voluntary compliance. Warning or untitled letters regarding cosmetics, homeopathic drugs and OTC drugs may result from facility inspections, review of labels of products taken off the shelf of stores, and/or reviews of product websites. If the violation is intentional or flagrant, part of a history of repeated or continuous violations, or poses a reasonable possibility of injury or death to consumers, the FDA may take stronger enforcement action without first issuing a warning or untitled letter.

In some cases, such as an imminent threat to public health or safety, or if the FDA is not satisfied with the corrective actions taken in response to a warning or untitled letter, the FDA may take an enforcement action authorized by the FDC Act to prevent a violative cosmetic or drug product from entering or staying on the market and/or to penalize the company for its action but the FDA is not required to first issue a warning letter before pursuing other enforcement actions. These enforcement actions include civil product seizures, civil injunctions, and criminal prosecution.

With regard to medical devices, FDA uses many of the same enforcement tools. FDA may initiate an inspection of facilities, issue an untitled or warning letter asserting violation of law, seek an injunction or impose civil or criminal penalties or monetary fines, suspend or withdraw regulatory clearance, authorization or approval, suspend any ongoing clinical studies, delay or refuse clearance, authorization or approval of a pending regulatory submissions or supplements, impose restrictions on cleared or authorized products, seize or recall product, partially suspend or totally shutdown manufacturing operations, issue advisories or other field actions, impose operating restrictions, or refer matters to the Department of Justice or other enforcement or regulatory bodies.

FTC Regulation of Advertising

The FTC regulates cosmetic, OTC drug, including homeopathic drug, and non-restricted medical device advertising and promotional materials under the FTC Act, which prohibits unfair or deceptive acts or practices as well as the dissemination of any false advertisement that is likely to induce the purchase of cosmetics or drugs. The FTC requires that all express and implied claims must be substantiated and that advertisers have a reasonable basis for all claims.

The FTC has historically applied a standard of competent and reliable scientific evidence for health-related claims and defined the standard generally to require tests, analyses, research or studies that have been conducted and evaluated in an objective manner by qualified persons and are generally accepted in the profession to yield accurate and reliable results. More recently, the FTC has interpreted this standard as requiring, in some instances, randomized, double-blind, placebo-controlled clinical trials.

The FTC has issued an enforcement policy statement for OTC homeopathic drug products intended solely for self-limiting disease conditions amenable to self-diagnosis of symptoms and treatment pursuant to which marketing claims for OTC homeopathic drug products must meet the same standards as marketing claims for other OTC drugs (that is, they must be supported by competent and reliable scientific evidence). However, according to the policy statement, a claim that is based only on homeopathic theory (and that is not supported by competent and reliable scientific evidence) may be permissible if accompanied by a disclaimer that effectively communicates to consumers that: (1) there is no scientific evidence that the product works; and (2) the product’s claims are based only on theories of homeopathy that are not accepted by most modern medical experts.

The FTC is authorized to issue cease-and-desist orders enforceable by injunctions, civil penalties, and criminal contempt proceedings as penalties for violating the FTC Act, as well as to proceed directly in federal court for injunctive relief and to obtain ancillary consumer redress.

Other Healthcare Laws and Regulations and Healthcare Reform

Healthcare Laws and Regulations

Our current and future business operations may be subject to healthcare regulation and enforcement by the CMS, other divisions of HHS including its Office of Inspector General, the U.S. Department of Justice, the Departments of Defense and Veterans Affairs, to the extent our products are paid for directly or indirectly by those departments, state and local governments, and their respective foreign equivalents. The healthcare laws that may affect our ability to operate include:

•

The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value.

•

Federal civil and criminal false claims laws, such as the FCA, which can be enforced by private citizens, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government.

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HIPAA among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

•

HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information.

•

The federal transparency requirements under the Physician Payments Sunshine Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.

Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. For example, states have anti-kickback and false claims laws that may be broader in scope than analogous federal laws and may apply regardless of payor. In addition, state data privacy laws that protect the security of health information may differ from each other and may not be preempted by federal law. Moreover, several states have enacted legislation requiring certain manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, report information related to pricing, require the registration of sales representatives, and prohibit certain other sales and marketing practices. These laws may adversely affect our sales, marketing and other activities with respect to any product for which we receive approval, clearance or authorization to market in the United States by imposing administrative and compliance burdens on us.

If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations.

Healthcare Reform

In the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms to the healthcare system to contain costs, improve quality and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the healthcare industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the U.S. healthcare industry.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive legislation related to ACA, it has enacted laws that modify certain provisions of the ACA, such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the Tax Act modified the individual mandate. While the Judge in the U.S. District Court of Texas, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA or our business.

In addition, there has been heightened governmental scrutiny in the United States of healthcare pricing practices in light of rising costs. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposals for fiscal years 2019 and 2020 contain further drug price control measures that could be enacted during the budget process or in other future legislation. Further, the Trump administration released a “Blueprint” to lower overall drug prices and reduce out-of-pocket costs of drugs paid by consumers, which also contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Employees

As of June 30, 2019, we employed 218 full-time and 6 part-time employees. None of our employees are represented by a collective bargaining agreement. There are no pending labor-related legal actions against us filed with any state or federal agency. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Except as described below, we are not currently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such legal proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

In October 2018, CWE Enterprises, Inc. filed a complaint in the U.S. District Court for the Western District of North Carolina, alleging that we had breached an agreement with CWE to make certain royalty payments to CWE that would be due on the sale of specified products by us. The dispute is currently in arbitration, and all legal proceedings have been stayed pending the outcome of the arbitration. We deny the claims made by CWE and intend to defend this action vigorously.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our current executive officers and directors, including their ages as of September 1, 2019:

Name	Age	Position(s)

Executive Officers

Stephen Woody	57	Chief Executive Officer, Founder and Chairman of our Board of Directors

David Fann	64	President and Director

Paul Cox.	56	Senior Vice President, Corporate Secretary and Director

Joseph McGuire	60	Chief Financial Officer

Ralph Lombardo	58	Senior Vice President, Sales and Marketing

Non-Employee Directors

Dewey Andrew (3)	77	Director

Humberto Antunes (1)(3)	58	Director

Linda McGoldrick (1)(3)	64	Director

Charles Owen III (1)(2)(3)	59	Director

Karan Rai	42	Director

James Rosati (1)(2)(3)	70	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Stephen Woody is our founder and has served as our Chief Executive Officer and a director since our inception in 2013. Mr. Woody also founded and served as managing member of our predecessor company, Avadim LLC, from 2007 to 2013. During his professional career, he has assisted numerous life science companies with business development, quality control, regulatory support and strategic planning necessary for their launch of new or modified medical devices. Prior to founding Avadim LLC, he founded G3 Medical, Inc. which focused on manufacturing, packaging and sterilization services along with quality control. He previously founded Integrated Quality Systems, Inc., an organization focused on launching new medical devices into the healthcare sector. He began his career in the medical device field at Medical Action Industries, Inc., where he was responsible for quality and business development. Mr. Woody received a Bachelor of Science in mathematics from the University of North Carolina at Asheville. We believe Mr. Woody’s deep understanding of our company as our founder and chief executive officer, and his extensive business and executive management experience, make him particularly well qualified to serve on our board of directors.

David Fann has served as our President since July 2014 and as a director since September 2014. He previously co-founded Solar Energy Initiatives, Inc., a solar power company, and served as its chief executive officer from 2009 to 2013. He also held leadership and management positions with a number of other companies, including Netholdings.com Inc., FNDS3000 Corporation and Global Axcess Corporation. Mr. Fann filed a voluntary petition for relief as a debtor under

Chapter 7 in U.S. Bankruptcy Court for the Western District of North Carolina in January 2013, and he was discharged as a debtor in March 2014 in a final decree closing the case in December 2014. There are no pending legal proceedings related to this matter. We believe Mr. Fann is qualified to serve on our board of directors as a result of his history and involvement as an officer and director of our company and his significant management experience.

Paul Cox has served as our Corporate Secretary and as a director since inception in 2013 and as our Senior Vice President since October 2015. Throughout his career, he has founded and held leadership positions with a number of companies in the technology, energy, resources, life sciences and renewable industries. Since October 2012, he has served as an officer and a director of Landwell Energy Corp., an energy company. He also founded Pilotage Capital Corp., an investment firm, and has served as its chief executive officer and a member of its board of directors since 2007. He also served as president and chief executive officer and a director of Adent Capital Corp., an investment firm, from 2012 to 2016, as president and chief executive officer and a member of the board of directors of Delta Gold Corporation (formerly ADR Capital Corp.) from 2011 to 2013 and as president, chief executive officer and chief financial officer of Wind River Energy Corp. from 2007 to 2010. Mr. Cox received a Bachelor of Arts in International Relations and Economics from the University of British Columbia. We believe Mr. Cox is qualified to serve on our board of directors as a result of his extensive history and involvement as an officer and director of our company and his entrepreneurial management experience.

Joseph McGuire has served as our Chief Financial Officer since October 2014. Prior to joining our company, he had approximately 25 years of experience serving as chief financial officer for numerous privately held and publicly traded companies in the financial services, investment and manufacturing industries, where his responsibilities included financial reporting, capital raising and investor relations. He began his career with Price Waterhouse, where he was a certified public accountant, and later held management positions with Dean Witter Reynolds and Paine Webber, Inc. Mr. McGuire received a Bachelor of Science in accounting from the University of Notre Dame.

Ralph Lombardo has served with our company and our predecessor company, Avadim LLC, since 2009 and as our Senior Vice President of Sales and Marketing since February 2015. Prior to joining us, he worked in sales for 15 years with Purdue Pharma, where he served in a number of roles with increasing responsibility, including regional sales director and senior director roles. Earlier in his career, Mr. Lombardo was a sales representative for Wyeth Labs. Mr. Lombardo received a Bachelor of Science in nutrition and a Masters of Business Administration, each from Youngstown State University.

Non-Employee Directors

Dewey Andrew has served as a director of our company since 2017. He has been an independent business consultant and investor since 2001. Previously, he founded and served as chief executive officer of Mountaineer Distributing Company and was the owner and general manager of Smoky Mountain Distributors. He also served as chairman of First Commercial Bank in Asheville, North Carolina. Mr. Andrew received a Bachelor of Arts from Elon College and a Master of Education from the University of North Carolina at Chapel Hill. We believe that Mr. Andrew’s significant corporate ownership and management experience provide him with the qualifications and skills to serve on our board of directors.

Humberto Antunes has served as a director of our company since 2017. He is a partner of Gore Range Capital, a venture capital firm focused on the healthcare industry, since May 2017. He founded and has served as principal of Terra2 Solutions, a healthcare and wellness think tank, since April 2017. From 1997 to 2016, he served in a number of roles of increasing responsibility with Galderma Pharma S.A., a global pharmaceutical company, including as its chief executive officer from 2004 to 2015 and chairman of its board of directors from 2015 to 2016. In 2014, he co-founded Nestlé Skin Health and served as its chief executive officer until 2016. He currently serves on the board of directors of the American Skin Association. Mr. Antunes received a Bachelor of Science in Business Administration with a major in International Economics from the University of Nebraska, Lincoln and continued his post-graduate studies in executive education at the IMD Business School in Lausanne, Switzerland. We believe that Mr. Antunes’s industry experience, particularly as a chief executive officer of a global pharmaceutical company, provides him with the qualifications and skills to serve on our board of directors.

Linda McGoldrick has served as a director of our company since January 2019. Since June 2019, Ms. McGoldrick has served as President and Chief Executive Officer of Zillion, Inc., a health, technology and condition management company. In 1985, she founded, and currently serves as non-Executive Chairman of, Financial Health Associates International, a strategic consulting company specializing in healthcare and life sciences. Over her professional career, she has served in a number of leadership roles, including senior vice president and National Development director for the Healthcare and Life Sciences Industry Practices at Marsh-MMC Companies, international operations and marketing director of Veos plc, a European medical devices company, and managing director Europe for Kaiser Permanente International. In 2018, she was appointed by the Governor of Massachusetts to serve on the state’s Health Information Technology Commission. She has served as a director of numerous publicly traded and private held companies and non-profit organizations in the U.S., U.K. and Europe and currently serves on the faculty of the National Association of Corporate Directors. Ms. McGoldrick received a Bachelor of Arts in Sociology from Ohio Wesleyan University and Master of Social Work from the University of Pennsylvania and a Master of Business Administration from the Wharton School, University of Pennsylvania in Management. We believe that Ms. McGoldrick’s extensive experience as a director, global business strategy leader and policy expert for U.S. and European companies and organizations provides her with the qualifications and skills to serve on our board of directors.

Charles Owen III has served as director of our company since 2014. Since 2007, he has owned and served as the President of Fletcher Warehousing Company, a logistics company, and since 2009 has also served as the president of Fletcher Transportation and Logistics Company, a freight carrier serving western North Carolina. He previously served as president of Charles D. Owen Manufacturing Co., Inc. from 1985 until its acquisition by Springs Global, Inc. in 2003 and subsequently served as president of the Blanket Division of Springs Global. He has been a member of the board of directors of the University of North Carolina Health System since 2006 and is currently Chairman. He previously served on the board of directors of the Mission Health Care System in Asheville, North Carolina and on the Regional Board of Wachovia Bank. He currently serves as Administrator for the Micro Inception Angel Fund of Western North Carolina. Mr. Owen received a Bachelor of Science in Business Administration from the University of North Carolina at Chapel Hill and a Bachelor of Science in Textile Materials and Management from North Carolina State University. We believe that Mr. Owen’s extensive operational and strategic management experience provides him with the qualifications and skills to serve on our board of directors.

Karan Rai has served as a director of our company since 2015. In February 2017, he founded, and has since served as Managing Partner of ASGARD Partners & Co., an investment and financial advisory firm. From 2012 to February 2017, he served as executive vice president and chief financial officer, and later as president, of ADS, Inc., a provider of logistics and supply chain solutions to the U.S. armed forces. He previously served as vice president in JPMorgan Chase & Co.’s Investment Banking Group. Mr. Rai received a Bachelor of Science in Economics degree from Northwood University and a Master of Business Administration degree with distinction in Finance and Strategy from the Yale University School of Management. We believe that Mr. Rai’s extensive financial management experience provides him with the qualifications and skills to serve on our board of directors.

James Rosati has served as a director of our company since January 2019 and previously served as a consultant to our company from 2017 until his appointment as a director. He served as President and Chief Executive Officer of The Beacon Mutual Insurance Company, an insurance company, from 2007 until his retirement in June 2017. He previously served a partner at the investment banking company Riparian Partners, LLC and as Chief Executive Officer of the worldwide Telecommunications Division of Cookson Group plc. He began his career at Old Stone Bank, where he served in various roles, including president and chief executive officer and chairman of the board of directors, later serving as president and chief executive officer and director of Old Stone Corporation, a publicly traded company. Mr. Rosati is a veteran of the United States Coast Guard and earned a Bachelor of Science in economics from Bryant University. We believe that Mr. Rosati’s extensive leadership and management experience provides him with the qualifications and skills to serve on our board of directors.

Board Composition

Our board of directors currently consists of nine members. Our board of directors primary responsibilities include providing oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and on an ad hoc basis as required.

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be effective immediately prior to the closing of this offering, our board of directors will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Effective upon the closing of this offering, our board of directors will be divided into the following classes:

•	Class I, which will consist of , and , whose terms will expire at our first annual meeting of our stockholders to be held after the closing of this offering;

•	Class II, which will consist of , and , whose terms will expire at our second annual meeting of our stockholders to be held after the closing of this offering; and

•	Class III, which will consist of , and , whose terms will expire at our third annual meeting of our stockholders to be held after the closing of this offering.

At each annual meeting of our stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently nine members, and may be changed only by resolution by a majority of the board of directors. We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least     % of our voting stock.

Director Independence

Applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees, that neither the director nor any of his or her family members has engaged in various types of material business dealings with us, among others. In addition, under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has determined that five of our directors, Messrs. Andrew, Antunes, Owen and Rosati and Ms. McGoldrick, are independent directors, as defined under applicable Nasdaq rules. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Messrs. Woody, Fann and Cox are not independent by virtue of their employment with us, and Mr. Rai is not independent by virtue of his position with ASGARD Partners, which has provided financial advisory services to our company. See “Certain Relationships and Related Party Transactions” below.

There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors is currently chaired by our Chief Executive Officer, Mr. Woody. Our board believes that combining the positions of Chief Executive Officer and Chairman helps to ensure that the board and management act with a common purpose. In the board’s view, separating the positions of Chief Executive Officer and Chairman has the potential to give rise to divided leadership, which could interfere with good decision-making or weaken our ability to develop and implement strategy. Instead, the board believes that combining the positions of Chief Executive Officer and Chairman provides a single, clear chain of command to execute our strategic initiatives and business plans. In addition, we believe that a combined Chief Executive Officer and Chairman is better positioned to act as a bridge between management and the board, facilitating the regular flow of information between the two. The board also believes that it is advantageous to have a Chairman with an extensive history with, and knowledge, of our company, as is the case with our Chief Executive Officer, who is also a founder of our company, as compared to a relatively less informed independent Chairman.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of the audit, compensation and nominating and corporate governance committees are described below.

Audit Committee

Upon completion of this offering, our audit committee will consist of Ms. McGoldrick and Messrs. Antunes, Owen and Rosati, with Ms. McGoldrick serving as chair of the audit committee. Our board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act, as well as Rule 10A-3 under the Exchange Act, and the applicable listing standards of Nasdaq. Each member of our audit committee can read and understand fundamental consolidated financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and current employment.

Our board of directors has determined that Ms. McGoldrick qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered Ms. McGoldrick’s formal education and previous and current experience in financial and accounting roles.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing a formal written statement delineating all relationships between the independent auditor and us that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly consolidated financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	engaging external advisors as it deems necessary;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

We will provide appropriate funding for the audit committee, as determined by the committee. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us, including once we are no longer a smaller reporting company, as defined in SEC rules.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of Messrs. Owen and Rosati, with Mr. Owen serving as chair of the compensation committee. Each of these individuals is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our board of directors has determined that each of these individuals is ‘‘independent’’ as defined under the applicable listing standards of Nasdaq, including the standards specific to members of a compensation committee. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•

reviewing and making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers (provided that the chief executive officer may not be present during voting or deliberations as to his own compensation);

•

reviewing and making recommendations to the full board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and making recommendations to the full board of directors regarding the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of Messrs. Andrew, Antunes, Owen and Rosati and Ms. McGoldrick, with Mr. Owen serving as chair of the nominating and corporate governance committee. Our board of directors has determined that each of these individuals is ‘‘independent’’ as defined under the applicable listing standards of Nasdaq and SEC rules and regulations. The functions of this committee include, among other things:

•	identifying, reviewing, evaluating and nominating candidates to serve on our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

•	reviewing and making recommendations to the board of directors with respect to management succession planning;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

Mr. Fann, our President, served as a member of our compensation committee during the year ended December 31, 2018 and has served as a member during the current year prior to the completion of this offering. Mr. Fann will resign as a member of this committee prior to the listing of our common stock on the Nasdaq. Other than Mr. Fann, none of our directors who serve as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Effective upon the closing of this offering, we will adopt the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the closing of this offering, the Code of Conduct will be available on our website at www.avadimhealth.com. We intend to post on our website all disclosures that are required by law or the listing standards of the Nasdaq Global Market concerning any amendments to, or waivers from, any provision of the Code of Conduct.

Non-Employee Director Compensation

We have not historically paid cash retainers to our directors for their service on our board of directors and its committees. However, we do reimburse all reasonable out-of-pocket expenses incurred by our non-employee directors to attend board and committee meetings. In addition, in each of 2018 and 2019 we made restricted stock grants of 50,000 shares of common stock to each of our directors, including directors who are also our executive officers.

The following table sets forth information regarding compensation earned for service on our board of directors during the year ended December 31, 2018 by our non-employee directors. Ms. McGoldrick and Mr. Rosati joined our board of directors in January 2019 and therefore did not receive any compensation for their service as a director during the year ended December 31, 2018. Mr. Woody, our Chairman and Chief Executive Officer, Mr. Fann, our President and Mr. Cox, our Senior Vice President, are also directors and received grants of restricted stock during the year ended December 31, 2018 for their services as a director. See the footnotes to the table under the caption titled “Executive Compensation—Summary Compensation Table for Fiscal Year Ended December 31, 2018.”

Name	Stock Awards(1)

Dewey Andrew	$—

Humberto Antunes	—

Charles Owen III	—

Karan Rai	—

(1)

Each of the directors in this table received an award under our Restricted Stock Plan for 50,000 shares of restricted stock. Each of the awards contains both a time-based vesting condition and a liquidity event vesting condition. The time-based vesting condition was satisfied as to 25% of the shares subject to the restricted stock award on July 20, 2018 and as to an additional 25% of the shares subject to the restricted stock award each quarter thereafter through April 2019. The liquidity event vesting condition will be satisfied upon later of (a) the expiration of the lock-up period following the completion of this offering and (b) the date on which the grantee would not be subject to suit under the “short swing” profit rules of Section 16(b) of the Exchange Act, for the sale of the shares underlying the restricted stock award at a profit following the completion of this offering. In addition, each of the restricted stock awards is subject to forfeiture upon certain terminations of service or in the event of certain other circumstances, as described below in “Executive Compensation—Equity Incentive Plans—Restricted Stock Plan.” Amounts in this column represent the grant date fair value of the shares underlying the restricted stock awards, calculated in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for stock-based compensation transactions, or Topic 718 and therefore no amount was recorded as expense in accordance with Topic 718. The maximum grant date fair value of each award of 50,000 shares, assuming the satisfaction of all time-based and liquidity event conditions, was $212,500. For additional information, see note 14 to our consolidated financial statements included in this prospectus. The aggregate number of restricted stock awards outstanding for our non-employee directors as of December 31, 2018 was: 290,870 shares for Mr. Andrew; 200,000 shares for Mr. Antunes; 232,764 shares for Mr. Owen; and 141,000 shares for Mr. Rai. In addition, our non-employee directors held options to purchase the following number of shares of common stock as of December 31, 2018: 300,000 shares for Mr. Andrew; 100,000 shares for Mr. Owen; and 100,000 shares for Mr. Rai.

We expect that our board of directors will adopt a director compensation policy for non-employee directors to be effective following the completion of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Year Ended December 31, 2018

The following table sets forth information regarding compensation earned with respect to the fiscal year ended December 31, 2018 by our principal executive officer and the next two most highly compensated executive officers for the fiscal year ended December 31, 2018, whom we refer to collectively as our named executive officers.

Name and Principal Position	Salary ($)	Stock Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation ($)		Total ($)

Stephen Woody	360,000	—	160,457	12,822	(3)	533,779
Chairman and Chief Executive Officer

David Fann	360,000	—	160,457	21,828	(4)	542,285
President

Paul Cox (5)	179,164	—	74,743	—		253,907
Senior Vice President and Corporate Secretary

(1)

Each executive officer received two awards of restricted stock during the year: (a) an award of 70,000 shares of common stock that contained a performance-based vesting condition that could be satisfied by the achievement of specified financial and operational achievements by our company during the year ended December 31, 2018, and (b) an award of 50,000 shares of restricted stock for service as a director of our company, which award vests on the same terms as the awards granted to the other directors of our company. See footnote (1) to the table under “Non-Employee Director Compensation” above. The restricted stock awards described in clause (a) of the foregoing sentence also include the same liquidity event condition as the awards described in clause (b). Because the satisfaction of the liquidity event vesting condition is outside of our control, vesting of these awards was not considered “probable,” and therefore no amount was recorded as expense in accordance with Topic 718. The maximum grant date fair value of each award of 70,000 shares, assuming the satisfaction of all time-based and liquidity event conditions, was $297,500. The maximum grant date fair value of each award of 50,000 shares, assuming the satisfaction of all time-based and liquidity event conditions, was $212,500. For additional information, see note 14 to our consolidated financial statements included in this prospectus.

(2)

Amounts reported represent compensation earned with respect to the year ended December 31, 2018 in accordance with our annual bonus plan, which is designed to motivate and reward executives for the attainment of company performance goals set by our board of directors. In 2018, these included specified targets with respect to our revenue and profitability for the year ended December 31, 2018, as well as progress associated with this offering. The level of achievement was determined by our board of directors, and the amounts reported in this column were paid, in 2019.

(3)	Amount represents taxable reimbursement of personal expenses incurred by Mr. Woody.
(4)	Consists of (a) $20,453 in reimbursements for country club membership expenses and (b) $1,375 in company matching contributions under our 401(k) plan.
(5)	Amounts in this row represent fees and other amounts paid to Pilotage Capital Corp., of which Mr. Cox is the president, chief executive officer and sole owner.

Outstanding Equity Awards as of December 31, 2018

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2018.

	Option Awards						Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)		Option exercise price ($)	Option expiration date	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (1) (#)		Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (1) ($)
Stephen Woody	300,000	—			2.50	9/18/2020
	100,000	—			2.50	10/15/2020
							1,020,705		4,337,996
							70,000	(2)	297,500	(2)

David Fann	300,000	—			2.50	9/18/2020
	100,000	—			2.50	10/15/2020
							1,020,705		4,337,996
							70,000	(2)	297,500	(2)

Paul Cox	350,000	—			0.35	1/1/2021
	200,000		100,000	(3)	2.50	9/18/2020
	100,000	—			2.50	10/15/2020
							466,000	(4)	1,980,500	(4)
							50,000		212,500
							70,000	(2)	297,500	(2)

(1)

Except as otherwise provided in the footnotes to this table, amounts in these columns represent restricted stock awards outstanding as of December 31, 2018 that contained a liquidity event condition for vesting, which condition will be satisfied upon the later of (a) the expiration of the lock-up period following the completion of this offering and (b) the date on which the grantee would not be subject to suit under the “short swing” profit rules of Section 16(b) of the Exchange Act, for the sale of the shares underlying the restricted stock award at a profit following the completion of this offering. The awards are also subject to forfeiture upon certain terminations of employment or service or in the event of certain other circumstances, as described below in “Equity Incentive Plans—Restricted Stock Plan.” The fair value of the underlying shares of common stock was determined by our board of directors to be $4.25 per share as of December 31, 2018.

(2)

In addition to the liquidity event condition described in footnote (1), this award contained a performance vesting condition. Subsequent to December 31, 2018, 54,351 shares were forfeited by each named executive officer as a result of certain performance-based vesting conditions not having been satisfied for the year ended December 31, 2018.

(3)	This portion of option vested upon the submission of the confidential draft registration statement to the SEC for this offering.
(4)

These awards are RSUs that will vest upon the later of (a) the expiration of the lock-up period following the completion of this offering and (b) the date on which Mr. Cox would not be subject to suit under the “short swing” profit rules of Section 16(b) of the Exchange Act, for the sale of the shares underlying the restricted stock unit award at a profit following the completion of this offering.

Employment Arrangements with Our Named Executive Officers

We have entered into an employment or consulting agreement with each of our named executive officers on the terms and conditions described below.

Stephen Woody and David Fann

We are party to employment agreements with Messrs. Woody and Fann, each dated July 1, 2015, pursuant to which Mr. Woody serves as our Chief Executive Officer and Mr. Fann serves as our President. The agreements have no specific term and provide for at will-employment, except that the named executive officer must provide us at least two weeks’ prior written notice to terminate his employment without “good reason” (as defined in the applicable employment agreement).

Pursuant to his employment agreement, each of Mr. Woody and Mr. Fann is currently entitled to receive a base salary of $360,000. Each executive is also eligible for a target annual bonus equal to 50% to 100% of his base salary in effect at the end of the year to which the bonus relates, based on the attainment of company targets and/or individual performance metrics. In addition, each of Mr. Woody and Mr. Fann is entitled to receive a one-time $150,000 bonus upon the completion of this offering.

Mr. Woody and Mr. Fann also are eligible to receive severance benefits under their respective employment agreement, as described in “—Potential Payments Upon Termination or Change of Control.”

The agreements contain a covenant not to compete with us, or solicit our customers, business partners, or employees during the length of the named executive officer’s employment with us and for a period of 12 months thereafter. The agreements also contain standard confidentiality and invention assignment provisions.

Paul Cox

We are party to a consulting agreement with Pilotage Capital Corp, or Pilotage, and Paul Cox, dated July 1, 2015, as amended on September 16, 2016 and October 14, 2016, pursuant to which Mr. Cox serves as our Senior Vice President and Corporate Secretary and a member of our board of directors, and Pilotage provides specified business advisory services to us. Mr. Cox is the President, Chief Executive Officer and sole owner of Pilotage. The consulting agreement has no specific term and can be terminated at any time, except that Pilotage must provide us at least two weeks’ prior written notice to terminate its service without “good reason” (as defined in the consulting agreement).

Under the terms of the consulting agreement, as amended to date, Pilotage is currently paid a monthly fee of $20,000. The monthly fee will increase to $30,000 upon the completion of this offering. Pilotage also is eligible for a target annual bonus equal to 6 to 12 times the monthly fee rate in effect at the end of the year to which the bonus relates, based on the attainment of company targets and/or consultant performance metrics. In addition, Pilotage also is entitled to receive a one-time $150,000 bonus upon the completion of this offering.

Pursuant to the agreement, Mr. Cox is entitled to receive equivalent benefits to those employee benefits provided to our executive employees or payments from us in an amount equal to the cost of benefit packages comparable to those offered to our executive employees.

The agreement contains a covenant that prohibits Pilotage and Mr. Cox from competing with us, or soliciting our customers, business partners, or employees during the length of their service with us and for a period of 12 months thereafter. The consulting agreement also contains standard confidentiality and invention assignment provisions that are binding on Pilotage and Mr. Cox.

Mr. Cox and Pilotage also are eligible to receive severance benefits under the agreement, as described in “—Potential Payments Upon Termination or Change of Control.”

Potential Payments Upon Termination or Change of Control

In certain circumstances, each of our named executive officers is eligible to receive additional payments and benefits on termination of employment or service, as applicable, under their respective employment agreement or consulting agreement, as described below.

Under the employment agreement or consulting agreement, as applicable, with each of our named executive officers, if the named executive officer (or Pilotage in the case of the consulting agreement with Mr. Cox and Pilotage) terminates his or its employment or service for “good reason” (as defined in the applicable agreement), or if we terminate the employment or service of the named executive officer (or Pilotage in the case of the consulting agreement with Mr. Cox and Pilotage) without “cause” (as defined in the applicable agreement) (and not due to death or disability), then the named executive officer (or Pilotage in the case of the consulting agreement with Mr. Cox and Pilotage) will become entitled to receive (i) an amount equal to 24 months of his then-current base salary (or in the case of Pilotage, 24 months of its consulting fees at the rate then in effect) and (ii) an amount equal to the named executive officer’s (or Pilotage’s in the case of the consulting agreement with Mr. Cox and Pilotage) annual bonus for the prior calendar year. In addition, the named executive officer will be entitled to continue his and his qualified beneficiaries’ coverage under our health and dental insurance plans and continue his life and disability insurance coverage, in each case at our expense and for a period of two years from the date of termination (or in the case of Mr. Cox, will be entitled to payments that would allow him to purchase equivalent coverage for the applicable period). In addition, all of the named executive officer’s (and Pilotage’s in the case of the consulting agreement with Mr. Cox and Pilotage) outstanding and unvested equity awards will fully vest.

In order to receive the severance benefits described above, the named executive officer (and Pilotage in the case of the consulting agreement with Mr. Cox and Pilotage) must timely deliver to us an executed waiver and release acceptable to us.

In addition, if a named executive officer’s employment or service is terminated due to his “disability” (as defined in the applicable agreement) or death, the named executive officer will be entitled to continue his and his qualified beneficiaries’ coverage under our health and dental insurance plans, in each case at our expense and for a period of 3 years (or 2 years in the case of death) from the date of termination (or in the case of Mr. Cox, will be entitled to payments in such amounts that will enable him to purchase equivalent coverage for him and his qualified beneficiaries for the applicable period).

For each of the employment agreements and the consulting agreement, “cause” includes any of the following occurrences: (i) willful failure to perform, or gross negligence in the performance of, his material duties and responsibilities or services to us or our affiliates; (ii) material breach of any provision of the agreement or any other material, written agreement with us or any of our affiliates which is not remedied within 30 days of written notice thereof; (iii) fraud, embezzlement or other dishonesty with respect to us or any of our affiliates, taken as a whole, which, in the case of such other dishonesty, causes or could reasonably be expected to cause material harm to us or any of our affiliates, taken as a whole; (iv) refusal to follow or implement a clear and reasonable directive of our company; or (v) any conduct which constitutes a felony or of any other crime involving fraud, dishonesty or moral turpitude.

Under each of the agreements, “good reason” includes any of the following occurrences: (i) a material reduction in the executive’s duties, authority or responsibilities relative to the executive’s duties, authority, and responsibilities in effect immediately prior to such reduction; provided, however, that the acquisition of our company and subsequent conversion to a division or unit of the acquiring company will not by itself result in a diminution of executive’s position; or (ii) in the case of the employment agreements with Mr. Woody and Mr. Fann only, the relocation of the executive’s principal place of employment, without the executive’s consent, in a manner that lengthens his one-way commute distance by 50 or more miles from his then-current principal place of employment immediately prior to such relocation.

Equity Incentive Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plan, which is filed as exhibits to the registration statement of which this prospectus is a part.

2019 Equity Incentive Plan

Our board of directors adopted our 2019 EIP in                2019, and we expect our stockholders to approve our 2019 EIP prior to the completion of this offering. Our 2019 EIP will become effective on the date of the underwriting agreement related to this offering. The 2019 EIP came into existence upon its adoption by our board of directors, but no grants will be made under the 2019 EIP prior to its effectiveness. Once the 2019 EIP is effective, no further grants will be made under our January 2019 Incentive Plan.

Awards. Our 2019 EIP provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2019 EIP after it becomes effective will not exceed                  shares of our common stock, which is the sum of (1)    new shares, plus (2) an additional number of shares not to exceed                 , consisting of (A) shares that remain available for the issuance of awards under our January 2019 Incentive Plan as of immediately prior to the time our 2019 EIP becomes effective and (B) shares of our common stock subject to outstanding stock options or other stock awards covered by our January 2019 Incentive Plan that, on or after the 2019 EIP becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2019 EIP will automatically increase on                 of each calendar year, starting on                 , 2020 through                 , 2029, in an amount equal to (i)    % of the total number of shares of our common stock outstanding on                 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable                . The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2019 EIP is                  shares.

Shares subject to stock awards granted under our 2019 EIP that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2019 EIP. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2019 EIP. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares; (2) to satisfy the exercise, strike or purchase price of an award; or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2019 EIP. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2019 EIP.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2019 EIP and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to: (1) designate employees (other than officers) to receive specified stock awards; and (2) determine the number of shares subject to such stock awards. Under our 2019 EIP, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2019 EIP, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right ; (B) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under GAAP.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 EIP; provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 EIP vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2019 EIP, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (1) cash, check, bank draft or money order: (2) a broker-assisted cashless exercise; (3) the tender of shares of our common stock previously owned by the optionholder; (4) a net exercise of the option if it is an NSO; or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless: (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2019 EIP vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2019 EIP, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2019 EIP permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under GAAP; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $        in total value.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to: (1) the class and maximum number of shares reserved for issuance under the 2019 EIP; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued on the exercise of ISOs; and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2019 EIP in the event of a corporate transaction (as defined in the 2019 EIP), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2019 EIP may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Change in Control. Awards granted under the 2019 EIP may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2019 EIP) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2019 EIP; provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2019 EIP. No stock awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

2019 Employee Stock Purchase Plan

Our board of directors adopted the ESPP on                 , 2019 and our stockholders approved the ESPP on                 , 2019. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Share Reserve. Following this offering, the ESPP will authorize the issuance of                  shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on                 of each calendar year, from                 , 2020 (assuming the ESPP becomes effective in 2019) through                 , 2029, by the lesser of (1)    % of the total number of shares of our common stock outstanding on                 of the preceding calendar year, and (2)             shares; provided that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to             % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to: (1) the number of shares reserved under the ESPP; (2) the maximum number of shares by which the share reserve may increase automatically each year; (3) the number of shares and purchase price of all outstanding purchase rights; and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP; provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

2019 Stock Incentive Plan

In 2014, our board of directors adopted, and our stockholders approved our 2014 Plan. In 2015, our board of directors adopted, and our stockholders approved, our 2015 Plan, which replaced and superseded our 2014 Plan. In 2016, our board of directors adopted, and our stockholders approved, our 2016 Plan (together with our 2014 Plan and our 2015 Plan, the “Prior SIPs”), which replaced and superseded our 2015 Plan. Our board of directors adopted our 2019 Stock Incentive Plan, or January 2019 Incentive Plan, in 2019 and we expect our stockholders will approve our January 2019 Incentive Plan prior to the completion of this offering. Our January 2019 Incentive Plan replaces and supersedes our Prior SIPs, and the awards granted under our Prior SIPs are subject to the terms of our Incentive Plan, except to the extent the terms of our January 2019 Incentive Plan are more restrictive than the terms of the Prior SIP under which the applicable award was granted, in which case the Prior SIP will govern.

Our January 2019 Incentive Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock units, deferred stock unit awards, performance shares, performance units, other stock-based awards, and dividend equivalent awards to employees, directors and consultants of ours and any of our affiliates. Prior to the completion of this offering, our Incentive Plan will be terminated and no new awards will be granted under our January 2019 Incentive Plan thereafter. However, all outstanding awards under the January 2019 Incentive Plan will continue to be governed by their existing terms.

As of                 , the following were outstanding under our January 2019 Incentive Plan: options to purchase                  shares of our common stock at a weighted-average exercise price of approximately $        per share,                  shares of restricted stock, and restricted stock units covering                  shares of our common stock.

Plan Administration. Our board of directors or an authorized committee of our board of directors administers our January 2019 Incentive Plan. The administrator has the authority to construe and interpret our January 2019 Incentive Plan and awards granted thereunder and to make all other determinations that it deems necessary or advisable for administering our January 2019 Incentive Plan. Our board of directors may also delegate to one or more of our officers the authority to grant awards to eligible participants and to make any or all of the determinations reserved for the administrator with respect to such awards, subject to the terms of the January 2019 Incentive Plan and applicable law.

Stock Options. ISOs and NSOs are evidenced by stock option agreements adopted by the administrator. The administrator determines the exercise price for stock options, within the terms and conditions of the Incentive Plan, except that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the January 2019 Incentive Plan vest at the rate specified in the stock option agreement as determined by the administrator.

The administrator determines the term of stock options granted under the January 2019 Incentive Plan, up to a maximum of 10 years. The administrator also determines the extent, if any, to which an optionholder may have the right to exercise any vested options following termination of the optionholder’s service relationship with us or any of our affiliates.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include: (1) cash or cash equivalent; (2) the delivery of shares of common stock owned by the optionholder; (3) shares of common stock withheld upon exercise; (4) a broker-assisted cashless exercise; or (5) other legal payment methods approved by the administrator.

Unless the administrator provides otherwise, stock options generally are not transferable except by will or the laws of intestate succession, and only the optionholder may exercise the option during his or her lifetime.

Restricted Stock Awards and Restricted Stock Units. Restricted stock awards and restricted stock units are evidenced by award agreements adopted by the administrator. The administrator determines the terms and conditions of restricted stock awards and restricted stock units, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, his or her shares of restricted stock or restricted stock units, to the extent not then vested or earned, will be forfeited immediately upon such termination (unless the administrator determines otherwise).

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, recapitalization, or reorganization, adjustments will be made to the number and type of shares of common stock reserved for issuance under the Incentive Plan and to outstanding awards (such as the number, type and price of shares subject to outstanding awards and any performance goals) or to any provisions of the Incentive Plan as the administrator deems equitable to prevent dilution or enlargement of awards or as may otherwise be advisable.

Change of Control. In the event of a change of control (as defined in the January 2019 Incentive Plan), any awards outstanding under the January 2019 Incentive Plan that are not assumed, substituted for an award or continued by the successor or surviving corporation on substantially similar terms or with substantially equivalent economic benefits will become fully vested (and, in the case of options and stock appreciation rights, exercisable), and any restrictions on outstanding awards other than options and stock appreciation rights will be deemed met, and such awards will become fully vested, earned and payable (or in the case of performance awards, such awards will be deemed earned at the greater of actual performance or target performance).

Any awards outstanding under the January 2019 Incentive Plan that are assumed, substituted or continued by the successor or surviving corporation will also become fully vested (and, in the case of options and stock appreciation rights, exercisable), and any restrictions on such awards other than options and stock appreciation rights will be deemed met, and such awards will become fully vested, earned and payable (or in the case of performance awards, such awards will be deemed earned at the greater of actual performance or target performance), if the employment or service of the participant is terminated by us without cause (as defined in the Incentive Plan) or by the participant for good reason (as defined in the January 2019 Incentive Plan), in each case within two years after the change of control.

Notwithstanding the foregoing, awards originally granted under the Prior SIPs will fully vest upon our public announcement of a change of control (as defined in the applicable Prior SIP).

Plan Amendment or Termination. Our board of directors may amend, alter, suspend or terminate our January 2019 Incentive Plan at any time. Certain material amendments of the January 2019 Incentive Plan require stockholder approval. As discussed above, we will terminate our January 2019 Incentive Plan effective as of the completion of this offering and no new awards will be granted under our January 2019 Incentive Plan following such termination.

Restricted Stock Plan

Our board of directors adopted our Restricted Stock Plan in 2016. Prior to the completion of this offering, our Restricted Stock Plan will be terminated and no new awards will be granted under our Restricted Stock Plan thereafter. However, all outstanding awards under our Restricted Stock Plan will continue to be governed by their existing terms.

Our Restricted Stock Plan provides for the grant of restricted stock awards to employees, directors and consultants of ours and any of our subsidiaries. As of                 ,                  shares of restricted stock remained outstanding under the Restricted Stock Plan.

Plan Administration. Our Restricted Stock Plan is administered by our board of directors or an authorized committee of our board of directors. Under our Restricted Stock Plan, the administrator has the authority to determine award recipients, the number of shares of restricted stock to be granted, the purchase price, if any, and the form of payment for any restricted stock award, and such other terms applicable to any restricted stock award. The administrator may also construe and interpret the Restricted Stock Plan and any restricted stock award thereunder and make all other decisions and determinations as may be required under the Restricted Stock Plan or as the administrator may deem necessary or advisable for the administration of the Restricted Stock Plan. The administrator may also delegate to officers or managers of ours or any of our affiliates the authority to perform such functions as the administrator may determine to extent permitted by applicable law.

Restricted Stock Terms. Restricted stock awards are evidenced by restricted stock award agreements adopted by the administrator. Unless otherwise provided in a grantee’s restricted stock award agreement or the Restricted Stock Plan, no restricted stock will vest until the later of: (1) the completion of a qualified IPO (as defined in our Restricted Stock Plan); (2) the first date on which the grantee would not be subject to suit under the “short swing” profit rules of Section 16(b) of the Securities Exchange Act of 1934, as amended, for the sale of the restricted stock at a profit following the completion of a qualified IPO; or (3) the first date on which the restricted stock is no longer subject to a lock-up or similar agreement entered into by the grantee following the completion of a qualified IPO (collectively, the “Purpose Vesting Conditions”). Each share of restricted stock will also be subject to the schedule or other vesting conditions set forth on the grantee’s restricted stock award agreement (the “Earn-out Vesting Conditions”). The administrator may accelerate the vesting of any or all outstanding shares of restricted stock at any time in its sole discretion.

Restricted stock generally will be automatically forfeited on the earlier of: (1) with respect to any restricted stock of a grantee, upon the grantee’s termination of employment or service by the grantee other than due to death or disability or by us for cause (as defined in the Restricted Stock Plan); and (2) with respect to restricted stock of a grantee for which the Earn-out Vesting Conditions have not been met and, in the discretion of the administrator, will not be met within three months of such termination, upon the grantee’s termination of employment or service.

Upon a grantee’s termination of employment or service, as applicable, all unsatisfied Earn-out Vesting Conditions will be waived so long as: (1) the administrator determines that the Earn-out Vesting Conditions would be met within three months of such termination of employment or service; and (2) the grantee’s employment or service was terminated by us other than for cause or the grantee’s employment or service terminated due to the grantee’s death or disability.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a forward or reverse split, a recapitalization, or a reorganization, the administrator may make equitable adjustments, if any, to prevent unanticipated dilution or enlargement of the rights of grantees under the Restricted Stock Plan.

Change in Control. Unless otherwise provided in a restricted stock award agreement, all restricted stock granted under our Restricted Stock Plan will become fully vested upon a change in control (as defined in our Restricted Stock Plan) that is not a qualified IPO.

Plan Amendment or Termination. Our board of directors may amend or terminate our Restricted Stock Plan at any time. Certain material amendments of the Restricted Stock Plan require stockholder approval. As discussed above, we will terminate our Restricted Stock Plan prior to the completion of this offering and no new awards will be granted thereunder following such termination.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

401(k) Plan

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make discretionary matching and profit sharing contributions to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2016 in which we have been a participant and the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Sales of Common Stock

Since January 1, 2016, we have sold common stock in several private placement transactions. Some of our directors and executive officers, and their immediate family members and affiliated entities, have purchased common stock in these transactions, as summarized in the table below.

Participant	Date	Shares of Common Stock	Aggregate Cash Purchase Price ($)

Dewey Andrew	July 26, 2016	23,529	100,000

Susan Andrew (1)	September 21, 2016	3,600	15,300

Scott Andrew (1)	December 21, 2016	10,000	42,500

Humberto Antunes	March 15, 2017	7,100	30,175

Dewey Andrew	March 31, 2017	20,000	85,000

(1)	Susan Andrew is the spouse of Dewey Andrew, one of our directors. Scott Andrew is the son of Dewey Andrew.

Sales of Convertible Promissory Notes and Warrants

In April 2018, we issued $11.8 million in aggregate principal amount of senior secured convertible promissory notes. A portion of the principal amount of the notes were repaid in cash and the remainder, together with accrued interest, were converted into shares of common stock in October 2018 at a conversion price of $4.25 per share.

In connection with the issuance of the convertible promissory notes, each noteholder also received warrants to purchase common stock in an amount equal to 0.08235 shares for each dollar of principal amount of notes. Each warrant has an exercise price of $4.25 per share and expires on April 4, 2023.

Since April 2018, certain of our directors and executive officers, and their family members and affiliated entities, purchased convertible note and related and warrants, and either converted their convertible notes into common stock or were repaid in cash, as summarized in the table below.

Participant	Principal Amount of Notes (1) ($)	Warrant	Principal and Accrued Interest Repaid in Cash ($)	Shares of Common Stock Upon Conversion of Notes (2)

Dewey Andrew	500,000	41,176	—	126,483

Karan Rai	250,000	20,588	272,808	—

David Fann	100,000	8,235	109,123	—

Paul Cox	25,000	2,059	—	6,324	(3)

(1)	As of December 31, 2018 all convertible notes had been redeemed or converted into shares of common stock.

(2)	Includes shares issued upon conversion of accrued interest on our convertible notes.
(3)	Shares are held in the name of Mr. Cox’s spouse.

Financial Advisory Arrangement with ASGARD Partners

In March 2019, we entered into an agreement with ASGARD Partners & Co. LLC, or ASGARD, pursuant to which ASGARD agreed to provide certain financial advisory services to our company. Karan Rai, a director of our company, is the founder, Chief Executive Officer and majority shareholder of ASGARD. Under our agreement with ASGARD, we currently pay a monthly retainer of $20,000, plus a fixed amount of $1,750 for travel expenses. For the nine months ended September 30, 2019, we have paid a total of $             to ASGARD under this agreement.

In addition to the agreement with ASGARD, we have also entered into an agreement with Venture.co Brokerage Services LLC, or Venture.co. In May 2019, Venture.co entered into a fee sharing agreement with ASGARD Securities, LLC, a subsidiary of ASGARD. Pursuant to our agreement with Venture.co, we currently pay a monthly fee and a variable success fee relating to capital raised prior to this offering. For the nine months ended September 30, 2019, ASGARD Securities, LLC has received total fees of $         resulting from our arrangement with Venture.co and its fee sharing agreement. In addition to these fees, Venture.co, upon the closing of this offering, is entitled to receive a one-time fee plus shares of our common stock. Accordingly, pursuant to the fee sharing agreement, ASGARD Securities, LLC will receive a payment of $         and approximately              shares of our common stock upon the completion of this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

Asset Purchase Agreement with G3 Medical, Inc.

In February 2015, we entered into an asset purchase agreement with G3 Medical, or G3, of which Steve Woody, our Chairman and Chief Executive Officer, was the sole owner. Pursuant to the asset purchase agreement, we acquired certain contracts, intellectual property, machinery, equipment and inventory in exchange for a combination of cash and shares of our common stock. The cash portion of the purchase price was payable in monthly installments. During the years ended December 31, 2016, 2017 and 2018, we paid approximately $44,000, $12,000 and $8,000, respectively, to Mr. Woody in his capacity as the former sole shareholder of G3 pursuant to our obligations under the asset purchase agreement. In addition, the shares of our common stock were issuable to G3 upon the satisfaction of milestones set forth in the asset purchase agreement. During the year ended December 31, 2016, we issued a total of 204,000 shares of our common stock to G3. We have no further obligations to G3 under the asset purchase agreement.

Employment of Immediate Family Members

We currently employ Debbie Fann as a sales manager. Ms. Fann is the wife of David Fann, our President. During the years ended December 31, 2016, 2017 and 2018 and the nine months ended September 30, 2019, we paid total compensation to Ms. Fann in the amounts of approximately $176,000, $223,000, $230,000 and $            , respectively.

We currently employ Jack Hands as a vice president of sales. Mr. Hands is Mr. Fann’s brother-in-law. During the years ended December 31, 2016, 2017 and 2018, and the nine months ended September 30, 2019, we paid total compensation to Mr. Hands in the amounts of approximately $253,000, $290,000, $290,000 and $            , respectively.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We have adopted a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants and in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under such policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding such related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy.

In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the shares offered by this prospectus for sale to our directors, officers and certain employees and other parties we may designate through a directed share program. See “Underwriting—Directed Share Program” for additional information.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of                 , 2019 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on                  shares of common stock outstanding as of                 , 2019. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options held by such person that are currently exercisable or will become exercisable within 60 days of                 , 2019 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless noted otherwise, the address of all listed stockholders is c/o Avadim Health, Inc., 81 Thompson Street, Asheville, North Carolina 28803.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
		BEFORE OFFERING	AFTER OFFERING

5% Stockholders:

GRS, LLC (1)

Directors and Named Executive Officers:

Stephen Woody

David Fann

Paul Cox

Dewey Andrew

Humberto Antunes

Charles Owen III

Karan Rai

Linda McGoldrick

James Rosati

All current executive officers and directors as a group (11 persons)

*	Represents beneficial ownership of less than 1%.
(1)	Represents shares underlying warrants exercisable within 60 days of , 2019.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be effective following the completion of this offering are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share, and shares of convertible preferred stock, par value $0.001 per share.

Common Stock

Outstanding Shares

As of                 , 2019, we had                  shares of common stock outstanding, held of record by                 stockholders.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least     % of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends

Subject to preferences that may apply to any outstanding convertible preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our convertible preferred stock that we may designate and issue in the future.

Preferred Stock

Immediately after the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                  shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options and Restricted Stock Units

As of                     , 2019,              shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $            . We have also granted RSUs under our 2016 Plan, with each RSU representing the right to receive one share of common stock. As of                     , 2019,              shares of common stock were issuable upon the exercise of outstanding RSUs. For information regarding the terms of our equity incentive plans, see ‘Executive Compensation—Equity Incentive Plans.”

•

                 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2019 and granted under the 2014 Plan, the 2015 Plan and the 2016 Plan, with a weighted-average exercise price of $             per share 466,000 shares of common stock issuable upon the settlement of RSUs outstanding as of December 31, 2018 and granted under our 2016 Plan;

•	shares of common stock issuable upon the settlement of RSUs outstanding as of September 30, 2019 and granted under our 2016 Plan;

•	shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2019, with a weighted-average exercise price of $ per share;

•

                 shares of common stock reserved for future issuance pursuant to the January 2019 Incentive Plan, which was adopted in January 2019, of which                  shares are issuable upon the exercise of options granted subsequent to September 30, 2019 and through                 , 2019;

•

                 shares of common stock reserved for future issuance pursuant to the 2019 EIP, which will become effective on the date of execution of the underwriting agreement for this offering, as well as any automatic increases in the number of common shares reserved for future issuance under the 2019 EIP;

•	shares of common stock reserved for future issuance pursuant to our ESPP, as well as any automatic increases in the number of common shares reserved for future issuance under the ESPP.

Warrants

As of                 , 2019,                  shares of common stock were issuable upon the exercise of outstanding warrants to purchase common stock, at a weighted-average exercise price of $        per share. Of the outstanding warrants, warrants to purchase                  shares were subject to further vesting conditions as of that date.

Each of the outstanding warrants provides for the adjustment of the number of shares issuable upon the exercise thereof in the event of stock splits, recapitalizations, reclassifications and consolidations. The majority of these warrants also include anti-dilution price protection, providing for an adjustment to the number of shares issuable upon exercise, or an adjustment to the exercise price if we sell equity securities at a price per share lower than a stated price (ranging from $2.50 to $4.25 per share).

Warrants Issued in Connection with Senior Secured Term Loan

In October 2018, in connection with entering into our $40.0 million senior secured term loan, we issued two sets of warrants. We issued warrants to the lenders to purchase a total of 1,963,287 shares of our common stock at an exercise price of $0.01 per share through October 5, 2028. The common stock warrants issued to the lenders in connection with our October 2018 credit agreement also provide pre-emptive rights to purchase a pro rata portion of future equity issuances, but exclude, among others, issuances that are (x) not for the purpose of raising capital, (y) pursuant to an underwritten offering, and (z) for certain private placements at an effective price per share of common stock in excess of $4.25.

In connection with the October 2018 credit agreement, we also issued Hayfin a warrant to purchase shares of our super voting Series W preferred stock, which warrant is exercisable only if there is an event of default under the credit agreement and Hayfin accelerates the maturity of the term loan. If exercised, the Series W preferred stock would provide Hayfin the right to vote a majority of all shares entitled to vote on any matter presented to our stockholders, including the election of directors. None of the Series W preferred stock shares are currently outstanding and the Series W warrants will expire upon the completion of this offering, assuming the receipt of gross proceeds of at least $50 million or the repayment of the loan in full.

Warrant Issued to GRS, LLC

In July 2016, we entered into a services agreement with GR Match, LLC, later assigned to GRS, LLC, or GRS, under which GRS agreed to provide specified advertising and marketing services on our behalf. In connection with the services agreement, we issued a warrant to GRS to purchase an aggregate of up to 6,535,223 shares of our common stock at an exercise price of $2.50 per share through July 2025. Of the shares subject to this warrant, approximately one-half of the shares vest at a fixed rate of 68,075 shares per month through June 2020 as services are provided under the services agreement. The remaining shares vest upon our achievement of specified amounts of aggregate gross revenues ($25 million, $50 million and $100 million) from the sale of our products through specifically identified sales channels that are impacted by the provision of the services by GRS under the services agreement. As of                 , 2019, the first applicable gross revenues threshold has been achieved. Therefore, as of                 , 2019, a total of                  shares of common stock underlying the warrant issued to GRS were vested.

In the event that we issue any preferred stock or other equity securities with contractual rights such as information or registration rights, GRS will be entitled to receive the same contractual rights as those granted to the purchasers in any such financing. This provision does not apply to economic rights or rights to designate directors that may be granted to any such purchasers.

Registration Rights

Hayfin will be entitled to certain piggyback registration rights with respect to the shares underlying the common stock warrants it received in October 2018 in connection with the credit agreement. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a: (1) a registration relating to the sale of securities to our employees pursuant to a stock option, stock purchase, or similar plan; (2) a registration relating to an SEC Rule 145 transaction; (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities; (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered; or (5) this offering, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Anti-Takeover Provisions of Delaware Law and Our Charter Documents

Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned: (1) by persons who are directors and also officers; and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, if the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least     % of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to                  shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least a majority of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or president or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least     % of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee, to us or our stockholders (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; (4) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (5) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us, or any of our directors, officers or other employees, that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. These provisions of our amended and restated certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Limitation on Liability and Indemnification Matters

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation to be in effect upon the closing of this offering will provide that we are authorized to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws to be in effect upon the closing of this offering will provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our other officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “                 ..”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of                 , upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares,                  shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining                  shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act or another available exemption.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	of the existing restricted shares will be eligible for immediate sale upon the completion of this offering; and

•

            restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, non-affiliate persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates (subject to certain exceptions);

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after the completion of this offering based on the number of shares outstanding as of                 ; or

•

the average weekly trading volume of our common stock on the stock exchange on which our shares are listed during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144, but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans. We expect to file the registration statement covering shares offered pursuant to our equity incentive plans as soon as practicable after the closing of this offering, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.

Lock-up Agreements

We, our executive officers and directors and a substantial majority of the other holders of our common stock outstanding on the date of this prospectus have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly (collectively, a “Disposition”), any of our common stock or securities convertible into or exchangeable or exercisable for, or any rights to purchase or otherwise acquire, shares of our common stock, exercise or seek to exercise or effectuate in any manner any rights of any nature that such holder has or may have to require us to register under the Securities Act, or enter into any swap, hedge, collar (whether or not for any consideration) or other agreement or transaction that transfers, in whole or in part, any of the economic consequences or ownership of our common stock or is designed to or reasonably expected to lead or result in a Disposition of such shares, even if such shares could be disposed of by someone other than such holder, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, in each case, without the prior written consent of Raymond James & Associates, Inc. and SunTrust Robinson Humphrey, Inc. for a period of 180 days from the date of this prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, and does not address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, governmental organizations, broker-dealers and traders in securities, U.S. expatriates and former citizens or long-term residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to Section 451(b) of the Code, persons deemed to sell our common stock under the constructive sale provisions of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other passthrough entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of our common stock that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or

•	organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it: (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In the case of a holder of our common stock that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder, to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. tax purposes and generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion below regarding effectively connected dividends. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Withholding agents generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of our common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “U.S. real property holding corporation” at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprise (by fair market value) at least half of our worldwide interests in real property plus our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax if: (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period; and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market. If any gain on your disposition of our common stock is taxable because we are a U.S. real property holding corporation, you will be taxed on such gain generally in the manner applicable to U.S. persons, and the branch profits tax generally will not apply. In addition, if our common stock is not regularly traded on an established securities market, you would generally be subject to a withholding tax at a rate of 15% on the amount realized on the disposition.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale or other disposition at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder described in (b) above will be subject to U.S. federal income tax on the net gain derived from the sale or other disposition at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States); provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, payors must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, potentially resulting in a refund; provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on and, subject to the discussion below, the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid on and, subject to the discussion below, the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The Treasury Secretary has issued proposed Treasury regulations, which, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed Treasury regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed Treasury regulations until final regulations are issued.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Raymond James & Associates, Inc. and SunTrust Robinson Humphrey, Inc. are acting as representatives of each of the underwriters named below. Under the terms and subject to the conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of our common stock set forth opposite its name below:

Underwriter	Number of Shares

Raymond James & Associates, Inc.

SunTrust Robinson Humphrey, Inc.

Oppenheimer & Co. Inc.

Maxim Group LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at that price less a concession not in excess of $        per share. After the initial offering of the shares of common stock, the offering price and other selling terms may be varied from time to time by the underwriters. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters.

Option to Purchase Additional Shares of Common Stock

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                  additional shares of common stock from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions and less an amount per share equal to any dividends or distributions declared by us and payable on the common stock but not payable on the additional shares of common stock purchased pursuant to the underwriters’ option. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the table above bears to the total number of shares of common stock listed next to the names of all underwriters in the table above.

Discounts and Expenses

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us for both no exercise and a full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise

Public offering price

Underwriting discounts and commissions

Proceeds, before expenses, to us

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for certain expenses in the amount up to $        .

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the shares offered by this prospectus for sale to our directors, officers, certain employees and other parties we may designate through a directed share program. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-Up Agreements

In connection with this offering, we have agreed with the underwriters not to, and not to cause any of our controlled affiliates to, (1) offer for sale, sell, contract to sell, pledge, lend or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock or securities convertible into or exchangeable for our common stock (other than the common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to our 2019 EIP); (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise; (3) file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into our common stock or any other securities of ours; or (4) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of Raymond James & Associates, Inc. and SunTrust Robinson Humphrey, Inc., for a period of 180 days after the date of this offering, subject to certain exceptions.

In connection with this offering, our officers, directors and a substantial majority of the other holders of our outstanding shares of capital stock and other securities have agreed with the underwriters not to offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly (collectively, a “Disposition”), any of our common stock or securities convertible into or exchangeable or exercisable for, or any rights to purchase or otherwise acquire, shares of our common stock, exercise or seek to exercise or effectuate in any manner any rights of any nature that such holder has or may have to require us to register under the Securities Act of 1933, as amended, or enter into any swap, hedge, collar (whether or not for any consideration) or other agreement or transaction that transfers, in whole or in part, any of the economic consequences or ownership of our common stock or is designed to or reasonably expected to lead or result in a Disposition of such shares, even if such shares could be disposed of by someone other than such holder, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, in each case, the prior written consent of Raymond James & Associates, Inc. and SunTrust Robinson Humphrey, Inc., for a period of 180 days after the date of this offering, subject to certain exceptions.

Stabilization

Until this offering is completed, rules of the SEC may limit the ability of the underwriters and various selling group members to bid for and purchase the shares of our common stock. As an exception to these rules and in accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock in order to facilitate the offering of the common stock, including: short sales; syndicate covering transactions; imposition of penalty bids; and purchases to cover positions created by short sales.

Stabilizing transactions may include making short sales of shares of our common stock, which involve the sale by the underwriters of a greater number of shares than it is required to be purchased in this offering and purchasing shares of common stock from us by exercising the option or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Each underwriter may close out any covered short position either by exercising its option, in whole or in part, or by purchasing shares of common stock in the open market after the distribution has been completed. In making this determination, each underwriter will consider, among other things, the price of shares of our common stock available for purchase in the open market compared to the price at which the underwriter may purchase shares of our common stock pursuant to the underwriters’ option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our common stock in the open market after pricing that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of our common stock in the open market to cover the position after the pricing of this offering.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares of our common stock in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

As a result of these activities, the price of shares of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and if the underwriters commence these activities, they may discontinue them without notice at any time. The underwriters may carry out these transactions on the Nasdaq Global Market or otherwise.

Advisory Services

In March 2019, we entered into an agreement with ASGARD, pursuant to which ASGARD agreed to provide certain financial advisory services to our company. Karan Rai, a director of our company, is the founder, Chief Executive Officer and majority shareholder of ASGARD. Under our agreement with ASGARD, we currently pay a monthly retainer of $20,000, plus a fixed amount of $1,750 for travel expenses. For the nine months ended September 30, 2019, we have paid a total of $             to ASGARD under this agreement.

In addition to the agreement with ASGARD, we have also entered into an agreement with Venture.co. In May 2019, Venture.co entered into a fee sharing agreement with ASGARD Securities, LLC, a subsidiary of ASGARD. Pursuant to our agreement with Venture.co, we currently pay a monthly fee and a variable success fee relating to capital raised prior to this offering. For the nine months ended September 30, 2019, ASGARD Securities, LLC has received total fees of $         resulting from our arrangement with Venture.co and its fee sharing agreement. In addition to these fees, Venture.co, upon the closing of this offering, is entitled to receive a one-time fee plus shares of our common stock. Accordingly, pursuant to the fee sharing agreement, ASGARD Securities, LLC will receive a payment of $         and approximately              shares of our common stock upon the completion of this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

Relationships and Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates may have, from time to time, and may in the future perform certain commercial banking, financial advisory, investment banking and other services for us or our affiliates in the ordinary course of their business, for which they received or will receive customary fees and commissions, as applicable, and reimbursement for out-of-pocket expenses.

In addition in the ordinary course of their various business activities, from time to time, certain of the underwriters and their respective affiliates may effect transactions or make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts or the accounts of customers, and hold on behalf of themselves or their customers, long or short positions in such securities or instruments, and may do so in the future. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold or recommend to clients that they acquire long or short positions in such securities or instruments, and may do so in the future.

Listing

Currently, no public market exists for our shares. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “                .”

Electronic Prospectus

A prospectus in electronic format may be made available by e-mail or on the websites or through other online services maintained by one or more of the underwriters, their respective affiliates or other selling group members. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by the underwriters or us and should not be relied upon by investors.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering materials or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(1) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or

(3) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, warranted, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined in the Prospectus Directive or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000. Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended). Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than: (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the SFA (Capital Markets Products), or CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. At the time of this offering, a partner of Simpson Thacher & Bartlett LLP owns an interest in our common stock that will represent less than 1% of our outstanding common stock.

EXPERTS

The consolidated financial statements of Avadim Health, Inc. as of December 31, 2017 and 2018, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2018 consolidated financial statements contains an explanatory paragraph that states that our recurring losses and negative cash flows from operations raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The audit report covering the December 31, 2018 consolidated financial statements refers to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement at the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available on the website of the SEC referred to above. We also maintain a website at www.avadimhealth.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

AVADIM HEALTH, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Avadim Health, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Avadim Health, Inc. and subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of operations, changes in redeemable preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for revenues in 2018 due to the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

Charlotte, North Carolina

March 31, 2019, except for Note 19 as to which the date is September 30, 2019

AVADIM HEALTH, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2018

	2017	2018

ASSETS

Current assets

Cash	$2,867,107	$17,448,354

Restricted cash	2,070,836	—

Accounts receivable, net	1,975,860	3,419,380

Inventory	2,813,124	7,626,894

Prepaid expenses and other current assets	365,530	129,077

Total current assets	10,092,457	28,623,705

Non-current assets

Property and equipment, net	3,454,970	4,291,966

Intangible assets, net	1,424,292	532,494

Deferred offering costs	325,748	—

Total non-current assets	5,205,010	4,824,460

Total assets	$15,297,467	$33,448,165

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities

Term loans payable	$—	$41,283,605

Derivative liability	—	532,503

Accounts payable	3,255,290	5,066,222

Accrued expenses	3,044,164	2,421,347

Due to related parties	537,303	—

Stock subscriptions received	2,070,836	—

Current installment of obligations under capital lease	698,673	1,113,785

Deferred revenue	—	909,606

Patent obligation	187,500	—

Other current liabilities	—	293,750

Total current liabilities	9,793,766	51,620,818

Non-current liabilities

Capital lease obligations, excluding current installments	1,084,517	1,124,071

Warrant liability due to related parties	—	159,248

Warrant liability	—	11,910,162

Total non-current liabilities	1,084,517	13,193,481

Total liabilities	10,878,283	64,814,299

Commitments and contingencies (Note 18)

Series A redeemable preferred stock; par value $0.001 per share, none and 2,000,000 shares authorized at December 31, 2017 and 2018, respectively, none issued and outstanding at December 31, 2017 and 2018	—	—

Series W redeemable preferred stock; par value $0.001 per share, none and 100 shares authorized at December 31, 2017 and 2018, respectively, none issued and outstanding at December 31, 2017 and 2018	—	—

Stockholders’ equity (deficit)

Common stock; par value $0.001 per share, 200,000,000 shares authorized, 61,918,358 and 66,126,252 shares issued and outstanding at December 31, 2017 and 2018, respectively	61,918	66,126

Additional paid-in capital	65,955,284	81,935,222

Accumulated deficit	(61,598,018)	(113,367,482)

Total stockholders’ equity (deficit)	4,419,184	(31,366,134)

Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	$15,297,467	$33,448,165

The accompanying notes are an integral part of the consolidated financial statements.

AVADIM HEALTH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 2017 AND 2018

	2017	2018

Net revenues	$10,817,525	$29,043,129

Cost of revenues	8,561,076	13,086,932

Gross profit	2,256,449	15,956,197

Selling and marketing expenses	19,179,005	33,842,475

General and administrative expenses	10,433,017	11,484,404

Research and development expenses	1,715,028	1,904,194

Total operating expenses	31,327,050	47,231,073

Loss from operations	(29,070,601)	(31,274,876)

Interest income	—	76,010

Interest expense	(153,578)	(17,769,373)

Loss on extinquishment of debt	—	(1,354,529)

Change in fair value of warrant liability	—	811,339

Total other expenses	(153,578)	(18,236,553)

Net loss	(29,224,179)	(49,511,429)

Preferred stock dividends	—	(646,751)

Accretion of preferred stock	—	(1,611,284)

Net loss attributable to common stockholders	$(29,224,179)	$(51,769,464)

Net loss per common share, basic and diluted:	$(0.56)	$(0.93)

Weighted average number of common shares outstanding, basic and diluted:	52,431,950	55,836,554

The accompanying notes are an integral part of the consolidated financial statements.

AVADIM HEALTH, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2017 AND 2018

	Series A redeemable preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount	Shares	Amount

Balance, December 31, 2016	—	$—	52,580,881	$52,581	$43,519,744	$(32,373,839)	$11,198,486

Sale of common stock, including previous stock subscribed, net of offering costs	—	—	3,719,731	3,720	14,884,074	—	14,887,794

Issuance of restricted stock	—	—	4,694,354	4,694	(4,694)	—	—

Shares issued for patent	—	—	450,000	450	(450)	—	—

Shares issued for services	—	—	129,187	129	541,918	—	542,047

Exercise of stock options	—	—	344,205	344	126,856	—	127,200

Stock-based compensation	—	—	—	—	6,887,836	—	6,887,836

Net loss	—	—	—	—	—	(29,224,179)	(29,224,179)

Balance, December 31, 2017	—	—	61,918,358	61,918	65,955,284	(61,598,018)	4,419,184

Sale of preferred stock, net of offering costs	1,170,588	2,182,246	—	—	1,181,470	—	1,181,470

Sale of common stock, including previous stock subscribed, net of offering costs	—	—	1,884,520	1,885	7,431,365	—	7,433,250

Accretion of preferred stock	—	1,611,284	—	—	—	(1,611,284)	(1,611,284)

Dividends on preferred stock	—	—	—	—	—	(646,751)	(646,751)

Redemption of preferred stock	(1,170,588)	(4,975,000)	—	—	—	—	—

Reacquisition of beneficial conversion feature on preferred stock	—	1,181,470	—	—	(1,181,470)	—	(1,181,470)

Beneficial conversion feature on convertible notes	—	—	—	—	2,817,497	—	2,817,497

Reacquisition of beneficial conversion feature on convertible notes	—	—	—	—	(1,760,569)	—	(1,760,569)

Issuance of restricted stock, net of forfeitures	—	—	1,194,708	1,195	(1,195)	—	—

Shares issued on debt settlement	—	—	1,104,902	1,105	4,694,729	—	4,695,834

Shares issued for services	—	—	11,412	11	48,489	—	48,500

Exercise of stock options	—	—	12,352	12	(12)	—	—

Stock-based compensation	—	—	—	—	2,749,634	—	2,749,634

Net loss	—	—	—	—	—	(49,511,429)	(49,511,429)

Balance, December 31, 2018	—	$—	66,126,252	$66,126	$81,935,222	$(113,367,482)	$(31,366,134)

The accompanying notes are an integral part of the consolidated financial statements.

AVADIM HEALTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 AND 2018

	2017	2018

Cash flows from operating activities

Net loss	$(29,224,179)	$(49,511,429)

Adjustments to reconcile net loss to net cash used by operating activities

Depreciation and amortization	2,205,849	1,762,136

Bad debt expense	8,287	—

Paid in kind interest and amortization of debt discount	—	16,951,534

Loss on extinguishment of debt	—	1,354,529

Change in fair value of warrant liability	—	(811,339)

Stock-based compensation	6,887,836	2,749,634

Shares issued for services	542,047	48,500

Changes in operating assets and liabilities:

Accounts receivable	(1,144,723)	(1,443,520)

Prepaid expenses	250,401	236,453

Inventory	(411,159)	(4,813,770)

Other current assets	(5,044)	—

Deferred revenue	—	909,606

Accounts payable	1,245,160	1,810,932

Accrued expenses	1,368,718	(698,108)

Other current liabilities	—	293,750

Net cash used by operating activities	(18,276,807)	(31,161,092)

Cash flows from investing activities

Purchase of property and equipment	(723,623)	(198,383)

Purchase of intangible assets	(41,679)	(148,567)

Net cash used by investing activities	(765,302)	(346,950)

Cash flows from financing activities

Proceeds from sale of common stock	15,511,080	5,938,370

Proceeds from sale of Series A redeemable preferred stock	—	4,975,000

Payment of offering costs	(884,054)	(655,022)

Stock options exercised	127,200	—

Preferred stock dividends	—	(646,751)

Payment of debt issuance costs	—	(3,398,818)

Payments to related parties	(160,820)	(37,303)

Proceeds from related parties for convertible notes and warrants	500,000	375,000

Proceeds from convertible notes and warrants	—	10,930,300

Payments on convertible notes	—	(7,472,163)

Redemption of preferred stock	—	(4,975,000)

Proceeds from term loans payable	—	40,000,000

Principal payments on capital lease obligations	(435,705)	(827,660)

Payments on patent obligation	(437,500)	(187,500)

Cash for subscribed shares	2,070,836	—

Net cash provided by financing activities	16,291,037	44,018,453

Net increase (decrease) in cash and restricted cash	(2,751,072)	12,510,411

Cash and restricted cash at beginning of year	7,689,015	4,937,943

Cash and restricted cash at end of year	$4,937,943	$17,448,354

Supplemental schedule of cash flow information

Cash paid during the period:

Interest	$151,866	$769,008

Non-cash investing and financing activities:

Settlement of debt for equity	$—	$4,695,834

Shares issued for stock subscribed	$297,777	$2,063,093

Capital leases for new equipment	$1,166,446	$1,360,384

The accompanying notes are an integral part of the consolidated financial statements.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

1. Nature of business and liquidity:

Business of Company

Avadim Health, Inc. (“AHI” or the “Company”), formerly Avadim Technologies, Inc., is incorporated in Delaware with four wholly-owned subsidiaries, Relion Manufacturing, Inc. (“Relion”), Bionome Properties Corp (“Bionome”), Quality Assurance Associates, Inc. (“Quality Assurance”), and Avadim Health IP, Inc. (“AHIP”).

AHI is a commercial-stage healthcare and wellness company that develops, manufactures and markets topical products for the institutional care and consumer markets. The Company uses its proprietary technology platform, which it calls its Bionome Engineered Platform, to target areas of topical immune health, neuromuscular health and skin barrier health. The Company has a portfolio of marketed products that address pain, infections, muscle cramps and spasms, symptoms of restless leg and joint discomfort. Bionome is a minority owner in commercial real estate development of the future location of the Company. Quality Assurance manages consulting services the Company provides to third-parties. AHIP manages and maintains intellectual property and proprietary secrets of the Company.

The Company has research and development (“R&D”), R&D management, production and operating facilities in Asheville and Swannanoa, North Carolina. AHI’s sales and assets are primarily in the United States. The Company’s operations primarily consisted of production and sales of its Theraworx Protect products, pursuing clinical validation of initial therapies and continued R&D, as well as production of Theraworx Relief products being sold in retail channels, production and sales of PHUEL, and CombatOne for use in field evaluations and R&D.

Liquidity

The Company has incurred operating losses and negative cash flows from operations since inception. The Company incurred a net loss of $49.5 million during the year ended December 31, 2018 and has a stockholders’ deficit of $31.4 million as of December 31, 2018. At December 31, 2018, the Company had $17.4 million of cash on hand. On October 5, 2018, AHI entered into the Credit Agreement (see Note 9). The Credit Agreement provides for a senior secured term loan in the principal amount of $40.0 million, with an additional facility of up to $20.0 million if certain conditions are met, which bears interest at LIBOR plus 10% per year and matures on October 5, 2023. The Company is not in compliance with the covenants of the Credit Agreement, which could potentially allow for the lenders to call the term loan sooner than its maturity date; therefore, the term loan has been classified as a current liability on the consolidated balance sheet. The Company anticipates that its current capital resources and expected future receipts will enable it to meet its operational expenses and planned capital expenditures into the fourth quarter of 2019 (excluding any repayment of the Credit Agreement). These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements were available to be issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

1. Nature of business and liquidity (continued):

The Company plans to seek additional financing and to continue to implement a direct to consumer TV campaign to improve sales and address the Company’s liquidity needs. If the Company does not generate sufficient cash flow from operations when needed, the Company expects it would scale back its operating plan by deferring or limiting some or all of its research and development activities, and/or initiate reductions to its workforce. Management cannot predict, with certainty, whether such actions would generate the expected liquidity.

2. Basis of presentation:

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The accompanying consolidated financial statements include the accounts of AHI and its wholly-owned subsidiaries, Relion, Bionome, Quality Assurance, and AHIP. All intercompany balances and transactions are eliminated in consolidation.

Use of estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenues and expenses. Actual results could differ from these estimates. Significant items subject to such estimates include revenue recognition, sales discount and rebate allowances, the fair value of warrants, and stock-based compensation.

Estimates and underlying assumptions are reviewed on an ongoing basis and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

3. Significant accounting policies:

Cash, cash equivalents and restricted cash

The Company considers all highly liquid, short-term investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2017 and 2018, the Company had no cash equivalents.

Restricted cash includes funds received from investors that have not been vetted as accredited investors by the Company’s placement agent as of December 31, 2017. These funds represent refundable obligations until the investor is accredited. The Company has presented restricted cash separately from cash and cash equivalents on the consolidated balance sheets.

Fair value of financial instruments

Financial Accounting Standards Board (the “FASB”) Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820), provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such,

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

3. Significant accounting policies (continued):

fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3:	Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The Company’s financial instruments consist of cash and restricted cash, accounts receivable, accounts payable, due to related parties, stock subscriptions received, patent obligation, the term loan under the Credit Agreement and derivative and warrant liabilities. The carrying amounts of cash and restricted cash, accounts receivable, accounts payable, due to related parties, stock subscriptions received and the patent obligation approximate fair value due to their short term to maturity. The carrying amount of the term loan approximates fair value as interest rates reset on a daily basis, and the term loan was a recent transaction (level 2 inputs). The derivative and warrant liabilities are measured at fair value on a recurring basis (see Note 13). No transfer of assets between Level 1 and Level 2, or into or out of Level 3, of the fair value hierarchy occurred during the years ended December 31, 2017 and 2018.

Inventory

Inventory is stated at the lower of cost or net realizable value. Inventory costs have been determined on a first-in, first-out basis. Management performs routine periodic reviews to determine the extent of any provision for excess and obsolescence, which was not material as of December 31, 2017 and 2018. The amount of inventory consigned to others as of December 31, 2017 and 2018 is immaterial.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation is calculated over the estimated useful life of the property and equipment on a straight line-basis. The useful lives for machinery and equipment are 5-7 years, computer equipment is 5 years and leasehold improvements is 7 years, respectively. Equipment under capital leases that do not include a transfer of title or bargain purchase option is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Intangible assets

Intangible assets subject to amortization are capitalized and amortized on a straight line-basis over their estimated useful life.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

3. Significant accounting policies (continued):

Long-lived assets

Long-lived assets, such as property and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques included discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Warrant liability

The warrant liability is recorded at fair value, determined by using a Monte Carlo simulation model. At the end of each reporting period, changes in estimated fair value during the period are recorded in the consolidated statements of operations. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the expiration or exercise of the liability-classified warrants.

Debt discounts and debt issuance costs

Debt discounts and debt issuance costs incurred in connection with financing arrangements are amortized over the life of the respective financing arrangement utilizing the effective interest method.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs primarily include social media and a direct to consumer television campaign. These costs also include advertising in health industry magazines, promotional materials, group purchasing organization fees, and trade show appearances. Total advertising expenses for the years ended December 31, 2017 and 2018 were $6.4 million and $23.1 million, respectively.

Research and development

Research and development costs are expensed as incurred.

Stock-based compensation

Stock-based compensation expense is recognized over the period during which an employee, consultant and/or advisor is required to provide service in exchange for the award (generally, the vesting period). The Company estimates the fair value of each stock option by using a Black-Scholes option pricing model. The Company recognizes forfeitures as they occur.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

3. Significant accounting policies (continued):

The inputs used in the Black-Scholes option pricing model include the fair value of the Company’s common stock, expected term, volatility, risk-free interest rate and dividend yield.

Due to the lack of historical data to calculate the expected term of options, the Company utilizes the simplified method to estimate the expected term of options issued to employees. Under this approach, the expected term is the mid-point between of the vesting term and the contractual term of the option.

Because the Company’s stock is not publicly traded, the Company uses an average historical share price volatility based on an analysis of a peer group of comparable companies. The risk-free interest rate for the expected term of the stock option is based on the U.S. Treasury yield curve on the grant date of the option.

Revenue recognition

The Company primarily generates revenue from the sales of its Theraworx Protect, Theraworx Relief, PHUEL and CombatOne products in institutional care facilities and retail pharmacy chains. The Company sells its products primarily through institutional care and retail pharmacy/consumer channels.

The Company enters into agreements with healthcare supply contracting companies, commonly referred to as Group Purchasing Organizations (“GPOs”), which enable the Company to sell and distribute its products to their member hospitals. GPO agreements typically include negotiated pricing for all group members established at time of GPO contract execution. The Company does not sell to GPOs. Institutional care facilities, such as hospitals and nursing homes, that are members of a GPO, purchase products directly from the Company under the terms negotiated by the GPO.

On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) using the modified retrospective method applied to contracts that were incomplete as of January 1, 2018. Results from reporting periods beginning after January 1, 2018 are presented under this new guidance, while prior period amounts are unadjusted and continue to be reported under previous revenue recognition guidance. The adoption of Topic 606 did not have a material effect on the Company’s consolidated statements of operations and financial position and did not materially impact the presentation and timing of revenue transactions.

In 2018, the Company utilized the following five-step method to recognize revenues:

1. Identify the contract(s) with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations in the contract

5. Recognize revenue when or as the performance obligation is satisfied

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

3. Significant accounting policies (continued):

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, the Company considers the promise to transfer products and services, each of which are distinct, to be the identified performance obligations.

When determining the transaction price, the Company considers variable consideration, which occurs in the form of fees, discounts and rebates to customers. Allowances for fees, discounts and rebates to customers and sales returns are estimated using the expected value method based on historical experience. The accruals related to the allowances are immaterial as of December 31, 2017 and 2018.

The Company typically satisfies its performance obligations and recognizes revenue at a point in time for product sales, when products are shipped or delivered to the customer, depending on the terms underlying each arrangement. At these points in time, the Company has a present right to payment and title and significant risks and rewards of ownership have transferred to its customers.

In circumstances where the Company’s products are on consignment, revenue is recognized when the end user purchases products at the point of sale at check out. At that point in time, control transfers to the customer. Specifically, the title and risk of ownership transfers to the retailer and immediately transfers to the end user and payment is required by the retailer to the Company.

Service revenue is recognized over time as the performance obligation is satisfied. Service revenue is immaterial.

Shipping and handling fees incurred after a customer obtains control of the Company’s goods are treated as a fulfillment cost and are not considered a separate performance obligation. Applicable sales tax is charged to the customer when invoiced. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

During 2017, the Company recognized revenue when all of the following criteria were met: when the risks and rewards of ownership had passed to the customer based on the terms of the sale, collection of the receivable was probable, evidence of an arrangement existed, and the sales price was fixed or determinable. Revenue on direct sales to customers is generally recognized upon shipment. Revenue on sales to distributors is recognized when the title and risk of ownership transfer to the distributor, which is upon delivery. Revenue on consignment sales to national retail pharmacy chains is recognized when the products are sold by the national chains to their customers.

The Company recognizes a receivable at the point in time the Company has an unconditional right to payment. Receivables are recognized at invoiced amounts but do not bear interest and payment terms are typically within 30 days of the invoice date. Receivables are stated at their net realizable value. The Company generally extends short-term credit to customers without requiring collateral. The Company monitors its exposure for credit losses and maintains allowances for

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

3. Significant accounting policies (continued):

anticipated losses. The Company records an allowance for doubtful accounts when it is probable that the accounts receivable will not be collected. In establishing the allowances, the Company considers historical losses, current market conditions, the amount and aging of receivables and the customers’ financial condition and payment patterns. The allowances for doubtful accounts were immaterial as of December 31, 2017 and 2018. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is remote. With the exception of certain consignment customers who pay in advance of revenue recognition, payments for products and services are collected within a short period of time following the transfer of control of the Company’s products or commencement of the services, as applicable.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts, and for tax loss and credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided against deferred tax assets when it is determined to be more likely than not that the deferred tax asset will not be realized.

The Company is subject to income tax return filing requirements in the U.S. federal jurisdiction and in multiple state and local jurisdictions.

The Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax positions as a component of income tax expense.

Recently adopted accounting pronouncements

In addition to adopting ASU 2014-09, Revenue from Contracts with Customers, on January 1, 2018, the Company adopted the following accounting pronouncements in 2018:

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this update provide guidance on the presentation of statement of cash flows under Topic 230 on eight specific issues. This standard was issued to reduce diversity on how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted the disclosure requirements of the ASU as of January 1, 2018, which did not have an impact on the Company’s consolidated financial statements and related disclosures.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

3. Significant accounting policies (continued):

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting, which clarifies that an entity should account for the effects of a modification unless the fair value, vesting terms and classification as liability or equity of the modified and original awards do not change on the modification date. The Company adopted this guidance effective January 1, 2018, which did not have a material impact on the Company’s consolidated financial statements and related disclosures.

New accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). In July 2018, the FASB issued ASU No. 2018-11 which updates ASU No. 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in Leases (Topic 840) and generally requires all leases to be recognized in the statement of financial position. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to retrospectively recognize and measure leases at the beginning of the earliest period presented or at the beginning of the period of adoption through a cumulative effect adjustment. The provisions of ASU 2016-02, as amended, are effective for annual reporting periods beginning after December 15, 2019 and interim periods within annual periods beginning after December 15, 2020 for the Company. Early adoption is permitted. Management is currently assessing the potential impact of this ASU on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The ASU eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The provisions of ASU 2018-07 are effective for annual reporting periods beginning after December 15, 2019 and interim periods within annual periods beginning after December 15, 2020 for the Company. Early adoption is permitted. Management is currently assessing the potential impact of this ASU on its consolidated financial statements.

4. Inventory:

At December 31, 2017 and 2018, inventory consisted of the following:

	December 31,
	2017	2018

Raw materials	$1,786,303	$4,176,530

Finished goods	1,026,821	3,450,364

Total	$2,813,124	$7,626,894

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

5. Property and equipment:

At December 31, 2017 and 2018, property and equipment consisted of the following:

	December 31,
	2017	2018

Equipment	$2,392,739	$3,759,488

Computer equipment	677,472	801,930

Leasehold improvements	106,494	192,071

Land	286,755	312,034

Construction in progress	763,207	719,912

Property and equipment	4,226,667	5,785,435

Less: Accumulated depreciation	(771,697)	(1,493,469)

Property and equipment, net	$3,454,970	$4,291,966

For the years ended 2017 and 2018, depreciation expense was $426,533 and $721,772, respectively.

The Company is obligated under capital leases covering certain equipment that expire at various dates during the next 3-5 years. Each lease contains a bargain purchase option. At December 31, 2017 and 2018, the gross amount of property and equipment and related accumulated amortization recorded under capital leases were as follows:

	December 31,
	2017	2018

Equipment	$1,231,277	$2,102,277

Computer equipment	506,218	97,594

Construction in progress	556,876	261,052

	2,294,371	2,460,923

Less: Accumulated depreciation	(262,103)	(411,827)

	$2,032,268	$2,049,096

Amortization of assets held under capital leases is included in depreciation expense.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

6. Intangibles:

At December 31, 2017 and 2018, intangibles consisted of the following:

	December 31,				Weighted Average Useful Life
	2017		2018
	Cost	Accumulated Amortization	Cost	Accumulated Amortization

Patents	$3,739,041	$2,625,880	$3,881,797	$3,559,710	5 yrs

Trademarks and domain	65,067	7,257	70,877	11,844	15 yrs

Customer contracts	509,733	306,602	509,733	408,549	5 yrs

Intangible indefinite life	50,190	—	50,190	—	—

Intangibles, gross	$4,364,031	$2,939,739	$4,512,597	$3,980,103	5.6 yrs

Intangibles, net	$1,424,292		$532,494

Future estimated amortization expense as of December 31, 2018 was as follows:

Amount

2019	$217,391

2020	88,042

2021	79,779

2022	48,802

2023	13,604

Thereafter	34,686

$482,304

For the years ended 2017 and 2018, amortization expense of $1,662,500 and $831,250, respectively, is reflected in cost of revenues. For the years ended 2017 and 2018, amortization expense of $116,816 and $209,114, respectively, is reflected in general and administrative expenses.

7. Accrued expenses:

At December 31, 2017 and 2018, accrued expenses consisted of the following:

	December 31,
	2017	2018

Employee compensation and benefits	$1,966,441	$1,642,847

Other	1,077,723	778,500

Accrued expenses	$3,044,164	$2,421,347

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

8. Convertible notes:

In April 2018, the Company issued $11.8 million of Senior Secured Convertible Notes (the “Notes”). Net proceeds to the Company were $11.1 million, after giving effect to the placement fees and expenses. The Notes were due April 2021 and accrued interest at 12.5% (subject to adjustment) payable monthly plus (i) with respect to the period commencing on the original issue date through and including October 4, 2019, interest payable-in-kind equal to two percent (2%) per year and (ii) from the period commencing October 5, 2019 and thereafter, interest payable-in-kind equal to one percent (1%) per year. The Company entered into an amendment to the Notes that allowed for each electing investor to take a one-time option that all future cash interest (12.5%) could be treated as interest payable-in-kind through the maturity date. Principal payments made before October 1, 2019 were subject to a 1.5% fee and 2.5% thereafter. The Notes and any accrued but unpaid interest were convertible into common stock at the option of the holder at $4.25 per share subject to adjustments.

The Note holders also received warrants to purchase an aggregate of 970,136 shares of the Company’s common stock at an exercise price of $4.25 per share. The warrants expire on April 4, 2023. The Company determined that the warrants should be liability classified because the exercise price can be lowered if the exercise price of previously issued options or convertible instruments are modified. The Company recorded the estimated fair value of the warrants of $2,842,497 as a debt discount.

The assumptions used to estimate the $2,842,497 fair value of the warrants at issuance consisted of the following:

Fair value of common stock	$4.25

Contractual term	5 years

Volatility	79.0%

Risk-free interest rate	2.6%

Dividend yield	—

After allocating proceeds to the warrants, the Notes included a beneficial conversion feature (“BCF”), as the effective conversion price was less than the current fair value of the underlying common stock at the issuance date. The BCF of $2,817,497, which represents the intrinsic value of the conversion option, was recorded as an additional discount on the Notes. After consideration of the warrants and recognition of the BCF, the remaining proceeds were allocated to the Notes.

The Notes were extinguished with a portion of the proceeds received from the term loan extended under the Credit Agreement (see Note 9). In addition, $4.7 million of principal, accrued and paid in kind interest, was converted into an aggregate of 1,104,902 shares of common stock at $4.25 per share. The Company recorded a loss on extinguishment of debt on its consolidated statement of operations of $1,354,529 upon the repayment of the Notes, which represents the difference between the cash paid to extinguish the Notes and the total of the BCF at its intrinsic value immediately before the extinguishment and the net carrying amount of the debt.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

8. Convertible notes (continued):

The issuance and extinguishment of the Notes consisted of the following:

Notes, net of debt discounts and acquisition costs	$5,344,948

Amortization of debt discounts and acquisition costs	3,295,254

Paid in kind interest (2%)	119,811

Paid in kind interest (12.5%)	290,119

Settlement of accrued liabilities	2,767

Reacquisition of beneficial conversion feature	1,760,569

Loss on extinguishment of debt	1,354,529

Converted to common stock	(4,695,834)

Repayment	(7,472,163)

Balance as of December 31, 2018	$—

9. Term loan:

On October 5, 2018, the Company entered into the Credit Agreement, which provides for a $40.0 million term loan with an additional facility of up to $20.0 million if certain conditions are met at the discretion of the lenders. Net proceeds to the Company were $37.5 million, after placement fees and issuance costs. The term loan extended under the Credit Agreement matures on October 5, 2023 and bears interest at LIBOR plus 10% per year or 12.4% as of December 31, 2018. The Credit Agreement allows the lenders to determine if a material adverse effect on the condition, business, operation or performance of the Company has occurred and restricts the payment of dividends with respect to equity interests in the Company. The term loan is secured by substantially all of the Company’s assets.

The Credit Agreement includes certain financial covenants. The financial covenants include minimum quarterly consolidated net sales, annual consolidated EBITDA and liquidity requirements. The Company was in compliance with the financial covenants as of December 31, 2018.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

9. Term loan (continued):

The lenders received warrants to purchase an aggregate of 1,963,287 shares of common stock at $0.01 per share. The warrants expire on October 5, 2028. The Company determined that the estimated fair value of the warrants of $8,781,783 should be liability classified with an offsetting discount to term loan payable because the warrants contain down round features with a clause that allows for changes to the stock issued upon exercise that are triggered when a previously issued option or convertible security is modified. The assumptions used to estimate the fair value of the warrants at October 5, 2018 consist of the following:

Fair value of common stock	$4.25

Contractual term	10 years

Volatility	95.0%

Risk-free interest rate	3.2%

Dividend yield	—

Due to the going concern disclosure (see Note 1—Liquidity) and the financial reporting requirements in the Credit Agreement, the term loan has been classified as a current liability as of December 31, 2018, and the debt discount and debt issuance costs were expensed.

Management deferred paying interest of $1,283,605 for 2018 on the term loan.

Term loan payable	$40,000,000

Paid in kind interest	1,283,605

Balance at December 31, 2018	$41,283,605

10. Patent obligation:

In February 2007, the Company obtained a license to the rights to make, use and sell its current Theraworx brand products using proprietary technology covered by a U.S. patent issued on March 19, 2002. The Company subsequently purchased the patent under the terms of a Patent Sale Agreement in March 2013. To further clarify the scope and meaning of the agreements between the parties, the Company entered into a Settlement Agreement in July 2016, which effectively replaced the prior agreements between the parties. The Settlement Agreement confirms that the Company has been assigned the patent which expired on August 21, 2018.

Under the Settlement Agreement, payments to the seller equal to 6% of future net sales of certain products covered by the original agreements were replaced with the following consideration: (a) cash payments totaling up to $9,950,000, as follows (i) $200,000 (paid in 2016), (ii) $750,000 payable in 12 equal monthly installments of $62,500 commencing October 2016, and (iii) a payment of 6% of net sales of the covered products up to $9,000,000, payable monthly; and (b) 950,000 shares of common stock, of which 500,000 shares were issued upon execution of the Settlement Agreement, and the balance of 450,000 shares were issued on January 2, 2017. As of December 31, 2018, the patent obligation payable was paid in full; however, the remaining balance of the future sales of covered products is up to $6.7 million, with $1.6 million in accounts payable as of December 31, 2018.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

10. Patent obligation (continued):

The patent cost is amortized over its estimated useful life on a straight-line basis. Amortization was $1,662,500 and $831,250 in 2017 and 2018, respectively, and is reflected in cost of revenues. Expenses related to the 6% due on the net sales of covered products were $521,400 and $1,209,361 for 2017 and 2018, respectively, and is included in cost of revenues in the consolidated statements of operations.

11. Income taxes:

A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	Year ended December 31,
	2017	2018

U.S. federal statutory rate	(34.0)%	(21.0)%

State taxes, net of federal benefit	(2.4)	(2.4)

Permanent differences	(0.3)	(0.4)

Revaluation of net deferred tax assets, due to Tax Cuts and Jobs Act	25.5	—

Other	0.9	0.4

Change in valuation allowance	10.3	23.4

Effective income tax rate	—%	—%

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

11. Income taxes (continued):

Deferred tax assets and liabilities represent the future impact of temporary differences between the consolidated financial statements and tax bases of assets and liabilities and were as follows:

	December 31,
	2017	2018

Deferred tax assets

Net operating loss carryforwards	$10,150,000	$16,368,000

Amortization	652,000	831,000

Patent obligation	47,000	—

Stock-based compensation	3,587,000	4,301,000

Accrued compensation	302,000	132,000

Interest expense	—	4,901,000

Other	243,000	319,000

Gross deferred tax assets	14,981,000	26,852,000

Less: valuation allowance	(14,842,000)	(26,451,000)

	139,000	401,000

Deferred tax liabilities

Fair value adjustment for warrant liabilities	—	(208,000)

Depreciation	(139,000)	(193,000)

Net deferred tax assets	$—	$—

The Company did not recognize an income tax benefit for the years ended December 31, 2017 and 2018 related to operating losses because the Company continues to maintain a full valuation allowance on deferred tax assets. The income tax benefit related to those losses is offset by an increase in the valuation allowance. Realization of future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward periods. Based on the Company’s history of operating losses, management has concluded that the likelihood of realizing deferred income tax assets in the future is at a level that requires the Company to maintain a full valuation allowance. The net change in the total valuation allowance was an increase of $3,023,000 in 2017 and $11,609,000 in 2018. The 2017 change was impacted by the Tax Cuts and Jobs Act (“Tax Reform”) enacted by the U.S. government on December 22, 2017.

The legislation was effective January 1, 2018 and made significant changes to U.S. tax law including a reduction in the corporate income tax rate and changes to net operating loss carryforwards and carrybacks. The legislation reduced the federal statutory tax rate from 35% to 21%. The Company was required to revalue its deferred tax assets and liabilities to reflect the reduced federal income tax rate expected to be in effect at the time of future reversals. Such revaluation resulted in the reduction of net deferred tax assets and a reduction of the valuation

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

11. Income taxes (continued):

allowance of $7,466,755 in 2017. The other provisions of the U.S. Tax Reform did not have a material impact on the 2017 consolidated financial statements.

As of December 31, 2018, the Company had federal and state net operating loss carryforwards of $69,667,000 and $44,019,000, respectively, available to offset future taxable income. If not utilized, these net operating loss carryforwards will begin to expire in 2033.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of net operating loss carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed a Section 382 study to determine the limitations resulting from any prior ownership changes. Accordingly, the timing or amount of net operating loss carryforwards available for utilization in the future may be limited in any given year.

The Company does not have any unrecognized tax benefits as of December 31, 2017 and 2018. There are open statutes of limitations for taxing authorities to audit the Company’s tax returns from 2013 through the current period.

12. Stockholders’ equity:

Common stock

As of December 31, 2018, the authorized capital stock of the Company was 200,000,000 shares of common stock, $0.001 par value per share, 2,000,000 shares of Series A redeemable preferred stock, $0.001 par value per share, and 100 shares of Series W redeemable preferred stock, $0.001 par value per share. As of December 31, 2017, the authorized capital stock of the Company was unlimited shares of common stock, no par value per share. A retroactive adjustment of par value occurred in 2018 and is reflected in the consolidated statements of changes in redeemable preferred stock and stockholders’ equity (deficit).

During 2018, the Company raised $7.4 million net of $0.6 million offering costs through the private placement of an aggregate of 1,884,520 shares of its common stock at $4.25 per share (which includes $2.1 million from subscriptions received in 2017 but accepted in 2018).

During 2017, the Company raised $14.9 million net of $0.9 million offering costs through the private placement of an aggregate of 3,719,731 shares of its common stock at $4.25 per share. An additional $2.1 million was raised during the year ended December 31, 2017 through the sale of additional shares of common stock at $4.25 per share that remained subject to acceptance by the Company, and which is reflected in current liabilities as share subscriptions received. These funds received were classified as a liability and were refundable to the subscribers if their respective subscriptions were rejected by the Company. In 2018, the Company accepted such subscriptions and the shares related to the $2.1 million of share subscriptions were issued.

The Company has an active private placement memorandum in place to raise equity financing of up to $10.0 million. As of December 31, 2018, $2.1 million had been raised by the Company.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

12. Stockholders’ equity (continued):

During the year ended December 31, 2018, 1,412 shares of common stock were issued for services from one consultant at a total value of $6,000 and are included in selling and marketing expenses.

During the year ended December 31, 2017, 9,187 shares of common stock were issued for services from two consultants at a total value of $32,047 and are included in selling and marketing expenses.

In July 2016, the Company issued 480,000 shares of common stock pursuant to a marketing agency agreement with a term of four years. These shares vest at a rate of 10,000 shares a month as services are rendered under the agreement. During the years ended December 31, 2017 and 2018, 120,000 and 10,000 shares related to this agreement were vested at a value of $510,000 and $42,500, respectively.

During 2018, the marketing agency agreement was amended. In exchange for decreasing the performance milestones on equity classified warrants issued in June 2016 and increasing the monthly fee, the Company’s obligation to issue any remaining unvested common stock was terminated and the remaining 290,000 unvested common stock shares were returned to treasury as of December 31, 2018.

Series A redeemable preferred stock

In April 2018, the Company sold 1,170,588 shares of its Series A redeemable preferred stock (the “Series A”), at a purchase price of $4.25 per share (which is the Original Issue Price) for net proceeds of $4.6 million. The Series A accrued dividends at the initial rate of thirteen percent (13%) per year, subject to one percent (1%) increases per year thereafter. The Series A and all unpaid accrued dividends were convertible at the option of the holder into shares of common stock by dividing the Original Issue Price and accrued dividends by the conversion price of $4.25 per share. In addition, the Series A was redeemable by the holder for cash at a price of $4.25 per share beginning in April 2019.

The Series A stockholders also received warrants to purchase an aggregate of 411,764 shares of the Company’s common stock at an exercise price of $4.25 per share, which expire on April 4, 2023.

The Company determined that the estimated fair value of the warrants of $1,206,470 should be liability classified with an offsetting discount to the Series A because the exercise price of the warrants can be lowered if the exercise price of previously issued options or convertible instruments are modified. The assumptions used to determine the fair value of the warrants at April 4, 2018 consist of the following:

Fair value of common stock	$4.25

Contractual term	5 years

Volatility	79.0%

Risk-free interest rate	2.6%

Dividend yield	—

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

12. Stockholders’ equity (continued):

After allocating proceeds to the warrants, the Series A included a BCF of $1,181,470 as the effective conversion price was less than the estimated fair value of the underlying common stock at the issuance date.

In 2018, the Company repurchased all of the outstanding shares of Series A at a purchase price of $5.6 million, which equaled the Original Issue Price plus accrued and unpaid dividends. As of December 31, 2018, all shares of Series A have been redeemed. Upon redemption of the Series A, the Company allocated an amount to reacquire the embedded conversion option equal to the amount previously recognized for the BCF. The remaining reacquisition price was allocated to reacquiring the Series A. The difference between amount allocated to reacquiring the Series A and the net carrying amount of the Series A increased the loss attributable to common stockholders.

Series W warrants and Series W redeemable preferred stock

In connection with the Credit Agreement, the Company issued Hayfin Services LLP Series W warrants that are exercisable for Series W redeemable preferred stock by the warrant holders only in the event of default of the term loan (see Note 9).

The Series W warrants do not have an underlying as defined in ASC 815-10-15-83 and therefore are not separately bifurcated or recognized by the Company. The Series W redeemable preferred stock is not entitled to any dividends or any liquidation preference. Series W redeemable preferred stock is entitled to majority voting rights of the entity on all corporate matters with limited exceptions. The Series W warrant expires automatically upon completion of a Qualified Public Offering (as defined in the warrant to be an initial underwritten U.S. public offering generating cash proceeds to the Company of at least $50.0 million), or when the term loan is repaid in full.

The Series W redeemable preferred stock is required to be redeemed at the earlier of (a) a Qualified Public Offering, as defined above, (b) repayment of all obligations under the Credit Agreement, (c) a deemed liquidation event, dissolution or winding up of the Company agreed to by the majority of the holders of the Series W redeemable preferred stock or (d) a vote or written consent by the majority of the holders of the Series W redeemable preferred stock. The aggregate redemption amount of the Series W redeemable preferred stock is $1.

Equity classified warrants

As of December 31, 2018, non-vested warrants to acquire an aggregate of 3,267,624 shares of common stock have vesting terms based on meeting aggregate gross Theraworx Relief revenue achievements of $25.0 million, $50.0 million, and $100.0 million, and each of these levels will allow warrants to acquire an aggregate of 1,089,208 shares at each level of revenue achievement. These warrants were issued as a result of the July 2016 marketing agreement. The warrants entitle the holder to purchase one share of common stock at the stated exercise price for each warrant ($2.50 per share for substantially all of such warrants). The maximum contractual term of the warrants is nine years. These non-employee warrants are equity classified awards.

Total warrant expense for the years ended December 31, 2017 and 2018 was $3,072,862 and $2,409,216, respectively, which is included in selling and marketing expenses in the consolidated statements of operations.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

12. Stockholders’ equity (continued):

The Company estimates the fair value of warrants at each vesting date by using an option pricing Black-Scholes model. The assumptions utilized to estimate the fair value of vested warrants during the years ended December 31, 2017 and 2018 are as follows:

December 31,
	2017	2018

Expected term	2.7 to 8.5 years	6.6 to 7.5 years

Volatility	64.1 to 69.3%	56.2 to 64.5%

Risk-free interest rate	1.4-2.6%	2.4-3.2%

Dividend yield	—	—

The fair value of warrants that vested during the years ended December 31, 2017 and 2018 was $1.80-$3.36 and $2.93-$3.17 per warrant, respectively. A summary of warrants activity for the year ended December 31, 2018, is as follows:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Outstanding at January 1, 2018	6,738,725	$2.55

Outstanding at December 31, 2018	6,738,725	2.55	6.4 years

Exercisable at December 31, 2018	2,245,751	$2.66	6.0 years

Warrants are exercisable when vested. In addition, the warrants include a down-round anti-dilution protection feature whereby the exercise price may be reduced on the basis of the pricing of future equity offerings. The maximum contractual term of the warrants is nine years.

13. Fair value measurements:

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

13. Fair value measurements (continued):

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

	December 31, 2018
	(Level 1)	(Level 2)	(Level 3)

Liabilities:

Warrant liability	$—	$—	$12,069,410

Derivative liability	$—	$—	$532,503

The table presented below is a summary of changes in the fair value of the Company’s Level 3 valuation for the warrant liability for year ended December 31, 2018:

Balance at January 1, 2018	$—

Issuance of warrants, April 4, 2018	4,098,966

Issuance of warrants, October 5, 2018	8,781,783

Change in fair value	(811,339)

Balance at December 31, 2018	$12,069,410

As of December 31, 2018, the fair value of the warrants issued on April 4, 2018 in connection with the Series A and the Notes was estimated at $3,053,996 using the Monte Carlo simulation model using the following assumptions:

December 31, 2018

Risk-free interest rate	2.5%

Remaining contractual life of warrant	4.3 years

Expected volatility	68%

Annual dividend yield	—

Fair value of common stock	$4.55

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

13. Fair value measurements (continued):

As of December 31, 2018, the fair value of the warrants issued on October 5, 2018 in connection with the Credit Agreement was estimated at $9,015,414 using the Monte Carlo simulation model using the following assumptions:

December 31, 2018

Risk-free interest rate	2.7%

Remaining contractual life of warrant	9.8 years

Expected volatility	79%

Annual dividend yield	—

Fair value of common stock	$4.55

The fair value of the mandatory prepayment derivative liability as of December 31, 2018 is $532,503 utilizing a with and without analysis to bifurcate the mandatory prepayment feature from the fixed income instrument using the following assumptions:

December 31, 2018

Risky rate	18.8-19.6%

Term	5 years

LIBOR rate	2.4-3.3%

Applicable margin	10.0%

Present value factor	0.4-1.0

Duration	3.8-4.1

For recurring fair value measurements within level 3, the sensitivity of the fair value measurement of changes in unobservable inputs might result in a significant higher or lower fair value measurement. Unobservable inputs include the expected amount and timing of the Company’s next financing round and a potential initial public offering.

14. Stock-based compensation:

The cost of employee awards of equity instruments is measured based on the grant-date fair value of the award. As of December 31, 2018, the Company has two active stock-based compensation plans: (a) the March 2016 Stock Incentive Plan and (b) the Restricted Stock Plan as described in detail below.

Stock options

The Company has also granted stock options pursuant to the August 2014 Stock Incentive Plan and September 2015 Stock Incentive Plan, both of which are no longer active. All options are granted with a per share exercise price equal to the estimated fair value of the Company’s common stock on the date of the grant of such award.

Under the March 2016 Stock Incentive Plan an aggregate of 12,564,400 shares of the Company’s common stock may be issued as stock options, stock appreciation rights, restricted

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

14. Stock-based compensation (continued):

stock, unrestricted shares, restricted stock units and deferred stock units. As of December 31, 2018, no shares remain issuable under the March 2016 Stock Incentive Plan. The Board of Directors or Compensation Committee determines the exercise prices of the option grants. Stock option grants are generally exercisable up to five years from the date of the grant. Each option can be exercised for one share of common stock. The Company currently uses authorized and unissued shares to satisfy share award exercises.

At December 31, 2018, the Company had unrecognized compensation expense relating to employee stock options of $350,653 that are expected to vest over a weighted average period of 0.2 years. Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2017 and 2018 were $127,200 and $0, respectively. No actual tax benefit was realized for the tax deductions from option exercise of the share-based payment arrangements in 2017 or 2018.

Employee Service Condition Awards

Total compensation expense for employee stock options that vest over time for the years ended December 31, 2017 and 2018 was $2,870,804 and $70,865, respectively. Of the $2,870,804, $1,260,014, $1,451,596, and $159,194 were included in selling and marketing, general and administrative, and research and development expenses, respectively. Of the $70,865, $37,590 and $33,275 were included in selling and marketing and general and administrative expenses, respectively, in the consolidated statement of operations. The assumptions utilized to estimate the fair value of options granted during the year ended December 31, 2017 are as follows:

2017

Expected term	2.1 to 2.1 years

Volatility	75.9%

Risk-free interest rate	1.2%

Dividend yield	—

A summary of employee service condition stock option activity for the year end December 31, 2018 follows:

	Employee Service Condition Stock Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at January 1, 2018	3,230,300	$2.43

Forfeited	(130,000)	2.50

Exercised	(15,000)	2.50

Outstanding at December 31, 2018	3,085,300	2.43	2.4 years	$6,539,865

Exercisable at December 31, 2018	3,025,300	$2.43	2.4 years	$6,416,865

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

14. Stock-based compensation (continued):

During the year ended December 31, 2017, 580,000 options granted in 2014 to employees for service conditions with an exercise price of $0.35 per share were cancelled in 2017 in exchange for 532,234 restricted shares issued pursuant to the Company’s Restricted Stock Plan. All 580,000 options had vested as of the date of cancellation.

All 1,100,000 options granted during 2017 were modifications of prior performance awards granted in 2016 to four employees. The weighted average grant date fair value of each option was $2.45. The incremental compensation recognized in 2017 as a result of the modification was $2,695,000.

The total intrinsic value of stock options exercised during the years ended December 31, 2017 and 2018 was $586,875 and $26,250, respectively.

Non-Employee Service Condition Awards

Total compensation expense for non-employee stock options that vest over time for the years ended December 31, 2017 and 2018 was $154,991 and $34,399, respectively, which is included in general and administrative expenses in the consolidated statements of operations. Non-employee option awards are equity classified awards.

A summary of non-employee stock options activity for the year ended December 31, 2018 is as follows:

	Non-Employee Service Condition Stock Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at January 1, 2018	784,800	$2.50

Outstanding at December 31, 2018	784,800	$2.50	2.3 years	$1,608,840

Exercisable at December 31, 2018	784,800	$2.50	2.3 years	$1,608,840

The total intrinsic value of stock options exercised during the years ended December 31, 2017 and 2018 was $358,800 and $0, respectively.

Performance Condition Awards

Under the March 2016 Stock Incentive Plan, the Company has granted performance condition stock options that vest contingent on performance goals such as revenue growth, expanding into new territories and markets, creating strategic relationships, succession strategy for a senior manager, and deliverance of documents to facilitate the Company’s initial public offering.

Compensation cost is recognized when the performance condition is deemed probable of achievement. If such goals are not met, no compensation cost is recognized, and any previously recognized compensation cost is reversed.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

14. Stock-based compensation (continued):

Total compensation expense from employee performance awards for 2017 and 2018 was $789,179 and $235,154, respectively. Of the $789,179, $505,171, $237,396, and $46,612 were included in selling and marketing, general and administrative, and research and development expenses, respectively. Of the $235,154, $81,299, $74,759, and $79,096 were included in selling and marketing, general and administrative, and research and development expenses, respectively, in the consolidated statements of operations.

No performance condition stock options were granted in 2017 or 2018. A summary of performance-based stock options activity for the year ended December 31, 2018 is as follows:

	Performance Condition Stock Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at January 1, 2018	2,835,000	$2.31

Modified	95,000	2.50

Exercised	(15,000)	2.50

Forfeited	(315,000)	2.67

Outstanding at December 31, 2018	2,600,000	$2.27	2.0 years	$5,920,000

Options vested and expected to vest as of December 31, 2018	2,480,000	$2.28	2.0 years	$5,621,500

Exercisable at December 31, 2018	2,065,000	$2.24	2.0 years	$4,770,750

During the year ended December 31, 2018, 320,000 options granted in 2016 to two employees with an exercise price of $2.50 per share with probable performance vesting conditions were modified to fully vested and exercisable. In addition, during the year ended December 31, 2018, 95,000 options granted in 2016 to five employees with an exercise price of $2.50 per share with not probable performance vesting conditions were modified to fully vested or to vest over time. The incremental compensation cost as a result of the modification was immaterial.

During the year ended December 31, 2017, 1,100,000 options granted in 2014 to employees with an exercise price of $0.35 per share were cancelled in exchange for 1,009,411 restricted stock issued pursuant to the Company’s Restricted Stock Plan. All 1,100,000 options had vested as of the date of cancelation. During the year ended December 31, 2017, 100,000 options granted in 2016 to an employee with an exercise price of $2.50 per share were cancelled in exchange for 91,764 restricted stock issued pursuant to the Company’s Restricted Stock Plan. The incremental compensation cost as a result of the modification was immaterial.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

14. Stock-based compensation (continued):

The total intrinsic value of employee performance condition stock options exercised during the year ended December 31, 2017 and 2018 was $175,000 and $26,250, respectively.

Restricted stock

The fair value of restricted stock awards granted to employees is the estimated fair value of the Company’s common stock on the date of grant. Employee restricted stock activity during the year ended December 31, 2018 was as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value per Share

Non-vested restricted stock, January 1, 2018	6,736,930	$2.13

Granted	1,224,750	4.29

Forfeited	(185,450)	4.25

Non-vested restricted stock, December 31, 2018	7,776,230	$2.42

The Company has granted employees restricted stock that generally vest over a period of 0 to 2 years from the date of grant. In addition, vesting of the restricted stock is also dependent upon the completion of a Qualified IPO which is a performance condition that is outside of the Company’s control. Therefore, the Company has not recognized any stock-based compensation for restricted stock awards to date. As of December 31, 2018, there was $18.8 million of unrecognized expense related to employee restricted stock awards.

Non-employee restricted stock awards are equity classified awards. The fair value of restricted stock awards issued to non-employees is determined when the vesting conditions are achieved. Non-employee restricted stock activity during the year ended December 31, 2018 was as follows:

Number of Shares

Non-vested restricted stock, January 1, 2018	804,226

Granted	267,173

Forfeited	(111,765)

Non-vested restricted stock, December 31, 2018	959,634

Subject to the terms of the Restricted Stock Plan, no restricted stock will vest until the later of (i) the completion of a Qualified IPO, (ii) the first date on which the holder of the restricted stock would not be subject to suit under the “short swing” profit rules of section 16(b) of the Securities Exchange Act of 1934, as amended, for the sale of shares of common stock at a profit following completion of a Qualified IPO, and (iii) the first date on which the shares are no longer subject to a lock-up or similar agreement entered into by the holder following completion of a Qualified IPO (the “Purpose Vesting Conditions”). Individual grants are also subject to additional time-based and performance-based vesting conditions as defined by the Board of Directors or the Compensation Committee. However, the restricted stock may become fully vested upon a change in control.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

14. Stock-based compensation (continued):

“Qualified IPO” is defined to mean the consummation of an underwritten public offering of common stock registered under the Securities Act of 1933, as amended, on or before January 1, 2021 that results in gross proceeds to the Company of at least $10.0 million.

The holders of the unvested restricted stock have voting rights but do not have rights to dividends if declared.

Restricted stock units

The restricted stock units have been awarded under the 2016 Stock Incentive Plan. Each restricted stock unit entitles the holder to receive one share of the Company’s common stock, subject to vesting. Restricted stock unit awards vest upon a) satisfaction of Purpose Vesting Conditions and b) time-based vesting conditions. The time-based vesting condition is generally satisfied between 0.3 and one year from the date of grant. However, the restricted stock units may become fully vested upon a change in control. Restricted stock units activity during year ended December 31, 2018 was as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value per Share

Non-vested restricted stock units, January 1, 2018	466,000	$4.25

Non-vested restricted stock units, December 31, 2018	466,000	$4.25

As of December 31, 2018, there was $2.0 million of unrecognized expense related to restricted stock units.

15. Net loss per share of common stock attributable to common stockholders:

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the years ended December 31, 2017 and 2018. The net loss attributable to common stockholders is calculated by adjusting the net loss of the Company for the accretion on the Series A and the Series A dividends.

Diluted earnings per share is computed by dividing net loss attributable to common stockholders, by the sum of (1) the weighted-average number of shares of common stock outstanding during the period, (2) the dilutive effect of the assumed exercise of convertible instruments and (3) the dilutive effect of the exercise of stock options and other stock units to the common stock.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

15. Net loss per share of common stock attributable to common stockholders (continued):

The following tables set forth the computation of basic and diluted net loss per share of common stock:

	December 31,
	2017	2018

Net loss	$(29,224,179)	$(49,511,429)

Accretion of preferred stock	—	(1,611,284)

Preferred stock dividends	—	(646,751)

Numerator for basic and diluted loss attributable to common stockholders	$(29,224,179)	$(51,769,464)

Weighted average basic shares of common stock	52,431,950	55,836,554

Dilutive effect of stock options, restricted stock, restricted stock units, and warrants	—	—

Total weighted average diluted shares of common stock	52,431,950	55,836,554

Basic and diluted loss attributable to common stockholders per common share	$(0.56)	$(0.93)

The following securities were not included in the diluted net loss per share calculations as of December 31, 2017 and 2018 because their effect was anti-dilutive:

	December 31,
	2017	2018

Options to purchase common stock	6,850,100	6,470,100

Restricted stock awards subject to future vesting	7,541,156	8,735,864

Restricted stock units	466,000	466,000

Liability classified warrants	—	3,345,187

Equity classified warrants	6,738,725	6,738,725

Total	21,595,981	25,755,876

16. Revenue recognition:

On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers. The adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

16. Revenue recognition (continued):

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by revenue type as the Company believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flow. For the years ending December 31, 2017 and 2018, disaggregated revenues were as follows:

	December 31,
	2017	2018

Theraworx Protect products	$7,998,199	$11,612,682

Theraworx Relief products	1,518,889	16,003,238

Contract manufacturing services	1,300,437	1,427,209

Revenues, net	$10,817,525	$29,043,129

Contract Liabilities

For customer agreements with consignment clauses, revenue is recognized when the end user purchases products at the point of sale at check out. At that point in time, the title and risk of ownership transfers to the retailer and immediately transfers to the end user and payment is required by the retailer to the Company. If a customer pays in advance of revenue recognition, then the Company records a contract liability as deferred revenue. Deferred revenue is classified as a current liability in the consolidated balance sheets, as the expected timing of selling product to the end user is generally less than 12 months. Advance payments from customers as of December 31, 2017 and 2018 are $0 and $909,606, respectively.

Changes in the contract liabilities during the period were as follows:

Deferred Revenue

Contract liabilities, December 31, 2017	$—

Increases due to cash received from customers	6,133,811

Decreases due to recognition of revenue	(5,224,205)

Contract liabilities, December 31, 2018	$909,606

17. Related party transactions:

As of December 31, 2017, the Company had the following amounts due to related parties, which include cash provided to the Company for general operating needs:

2017

Due to a director and officer of the Company, related to a previous acquisition	$8,000

Cash advances from directors and officers of the Company	529,303

$537,303

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

17. Related party transactions (continued):

During the years ended December 31, 2017 and 2018, the Company received $500,000 and $375,000, respectively, from accredited investors and directors for Notes and related warrants (see Note 8). For each dollar invested, investors received 35% of the face value of the Notes in warrants to purchase one share of common stock of the Company at an exercise price of $4.25 per share.

18. Commitments and contingencies:

The Company leases office and warehouse space with expiration dates ranging from 2018 through 2022. The office space can be renewed for two additional one-year periods at the existing rental payment amount. The warehouse space is restricted for warehouse purposes only and cannot be used for any other purposes without consent of the lessor. Future minimum lease payments required under operating leases having initial or remaining non-cancellable terms in excess of one year and future minimum capital lease payments as of December 31, 2018 were as follows:

	Capital leases	Operating leases

2019	$1,274,463	$466,274

2020	860,577	461,880

2021	303,038	461,287

2022	23,155	317,680

2023	18,038	—

Total	$2,479,271	$1,707,121

Less: amounts representing interest (at rates ranging from 6.19% to 20.42%)	241,415

Present value of net minimum capital lease payments	2,237,856

Less: current installments of obligation under capital lease	1,113,785

Obligations under capital leases, excluding current installments	$1,124,071

Rent expense for all operating leases was $274,097 and $591,673 for 2017 and 2018, respectively, and is reflected primarily in cost of revenues.

The Company settled an arbitration dispute in August 2018 for $670,000 for marketing services rendered. Of this amount, $200,000 was paid on the settlement date and eight payments of $58,750 are payable monthly as a promissory Note due May 1, 2019. As of December 31, 2018, the remaining balance due is $293,751, which is reflected as other current liabilities on the consolidated balance sheet.

See Note 10 for the amounts due to the seller of a patent upon future sales of certain products.

19. Segment information:

The Company has two reportable segments, retail pharmacy / consumer and institutional care. The Company’s segments reflect the way in which its management makes operating decisions,

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

19. Segment information (continued):

allocates resources, and manages the growth and profitability of the Company. The segments are managed separately because how the end user receives the Company’s products is different. The chief operating decision maker (“CODM”) is the executive management team, including Chief Executive Office, President, Chief Financial Officer, Sr. Vice President of Sales & Marketing, Vice President of Operations, and Vice President of Business Development, who review specific financial information by these segments on a regular basis. The financial information provided to CODM are net revenues, certain cost of revenues, gross profit and certain selling and marketing expenses. The cost of revenues excludes amortization and other expenses related to the patent obligation (see Note 10). The selling and marketing expenses include certain marketing and advertising expenses related to our primary advertising vendor and sales commissions, but exclude certain selling and marketing expenses, such as marketing expenses that do not relate to only one segment, the salaries and wages of sales and marketing personnel and non-cash compensation expenses. The Company’s revenues come primarily from the domestic market, and the revenues from foreign countries is not material. The accounting policies for the segments are consistent with Company’s accounting policies. The CODM does not evaluate the business by segments based on assets. The assets and asset-based ratios are measured and evaluated from the overall Company perspective.

The reportable segments are defined as follows:

•

Retail pharmacy / consumer segment is defined as business activities that correspond to the sale of goods to retail outlets where the general public can purchase AHI products. Examples of retailers include grocery stores and pharmacies. The retail pharmacy/consumers segment primarily includes the sale of the Theraworx Relief products.

•

Institutional care segment is defined as business activities that correspond to the sale of AHI products to patients through a healthcare provider. Examples of healthcare providers would be hospitals and long-term care facilities, including nursing homes. The institutional care segment primarily includes the sale of the Theraworx Protect products.

In addition to the Company’s reportable segments, an Other category is included in the tables below. The Other category includes all other business activity that does not represent a reportable segment and collectively represented less than 10% of our total net revenues during the year ended December 31, 2018. The Other category includes contract manufacturing and quality assurance services to third parties and net revenues from sales of our PHUEL and Combat One products.

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

19. Segment information (continued):

Segment information for the years ended December 31, 2017 and 2018 is as follows:

	Year Ended
	December 31, 2017
	Net revenues	Cost of revenues	Gross profit	Segment selling and marketing expenses	Segment profit (loss)

Retail pharmacy / consumer	$1,314,836	$828,964	$485,872	$2,762,324	$(2,276,452)

Institutional care	7,912,201	3,998,551	3,913,650	1,178,854	2,734,796

Other	1,590,488	1,549,661	40,827	—	40,827

Total	$10,817,525	$6,377,176	$4,440,349	$3,941,178	$499,171

	Year Ended
	December 31, 2018
	Net revenues	Cost of revenues	Gross profit	Segment selling and marketing expenses	Segment profit (loss)

Retail pharmacy / consumer	$15,731,557	$4,874,321	$10,857,236	$20,180,965	$(9,323,729)

Institutional care	11,591,743	4,598,492	6,993,251	1,189,861	5,803,390

Other	1,719,829	1,573,508	146,321	—	146,321

Total	$29,043,129	$11,046,321	$17,996,808	$21,370,826	$(3,374,018)

AVADIM HEALTH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2018

19. Segment information (continued):

The reconciliations of segment profit (loss) to consolidated net loss are as follows:

	Year Ended
	2017	2018

Retail pharmacy / consumer	$(2,276,452)	$(9,323,729)

Institutional care	2,734,796	5,803,390

Other	40,827	146,321

Segment profit (loss)	499,171	(3,374,018)

Cost of revenues	2,183,900	2,040,611

Selling and marketing expenses	15,237,827	12,471,649

General and administrative expenses	10,433,017	11,484,404

Research and development expenses	1,715,028	1,904,194

Loss from operations	(29,070,601)	(31,274,876)

Interest income	—	76,010

Interest expense	(153,578)	(17,769,373)

Loss on extinguishment of debt	—	(1,354,529)

Change in fair value of warrant liability	—	811,339

Total other expenses	(153,578)	(18,236,553)

Net loss	$(29,224,179)	$(49,511,429)

Customer concentrations:

For the year ended December 31, 2017, two customers made up 10% or more of the Company’s net revenues. Revenues from one customer represents $1.6 million (15%) of the Company’s consolidated net revenues. Revenues from a second customer represents $1.5 million (13%) of the Company’s consolidated net revenues. Both customers distribute Theraworx Protect to institutional care facilities.

For the year ended December 31, 2018, two customers made up 10% or more of the Company’s net revenues. Revenues from one customer represents $4.1 million (14%) of the Company’s consolidated net revenues. The customer distributes Theraworx Protect to institutional care facilities. Revenues from a second customer of the Company’s retail pharmacy / consumer segment, represents $3.2 million (11%) of the Company’s consolidated net revenues.

Two customers comprised 12% and 11% of the total accounts receivable balance as of December 31, 2017. Three customers comprised 25%, 17% and 14% of the total accounts receivable balance as of December 31, 2018.

20. Subsequent events:

The Company evaluated events through March 31, 2019, the date that the Company’s consolidated financial statements were available to be issued. The Company has determined that there are no other items to disclose.

             Shares

Common Stock

Prospectus

RAYMOND JAMES	SUNTRUST ROBINSON HUMPHREY

OPPENHEIMER & CO.

MAXIM GROUP LLC

                , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Market initial listing fee.

Amount

SEC Registration fee	$	*

FINRA filing fee		*

Nasdaq Global Market initial listing fee		*

Accounting fees and expenses		*

Legal fees and expenses		*

Printing and engraving expenses		*

Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the DGCL; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the DGCL; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

In connection with this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements will also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We intend to enter into similar indemnification agreements with our executive officers prior to the closing of this offering. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our investor rights agreement with certain investors also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all securities sold by us in the three years preceding the filing of this registration statement that were not registered under the Securities Act:

Sales of Common Stock without Placement Agent

(1) On September 6, 2016, we sold an aggregate of 215,880 shares of common stock to a total of 30 accredited investors at a price of $4.25 per share for an aggregate purchase price of $917,503.

(2) On September 21, 2016, we sold an aggregate of 421,345 shares of common stock to a total of 60 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,790,699.

(3) On September 27, 2016, we sold an aggregate of 116,012 shares of common stock to a total of 15 accredited investors at a price of $4.25 per share for an aggregate purchase price of $493,055.

(4) On October 7, 2016, we sold an aggregate of 147,233 shares of common stock to a total of 13 accredited investors at a price of $4.25 per share for an aggregate purchase price of $625,733.

(5) On October 25, 2016, we sold an aggregate of 135,505 shares of common stock to a total of 22 accredited investors at a price of $4.25 per share for an aggregate purchase price of $575,888.

(6) On November 8, 2016, we sold an aggregate of 362,815 shares of common stock to a total of 61 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,541,951.

(7) On November 17, 2016, we sold an aggregate of 158,592 shares of common stock to a total of 21 accredited investors at a price of $4.25 per share for an aggregate purchase price of $674,010.

(8) On December 5, 2016, we sold an aggregate of 138,168 shares of common stock to a total of 18 accredited investors at a price of $4.25 per share for an aggregate purchase price of $587,209.

(9) On December 21, 2016, we sold an aggregate of 59,095 shares of common stock to a total of 11 accredited investors at a price of $4.25 per share for an aggregate purchase price of $251,151.

(10) On December 30, 2016, we sold an aggregate of 292,782 shares of common stock to a total of 57 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,244,312.

(11) On January 27, 2017, we sold an aggregate of 286,657 shares of common stock to a total of 31 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,218,281.

(12) On February 1, 2017, we sold an aggregate of 160,975 shares of common stock to a total of 34 accredited investors at a price of $4.25 per share for an aggregate purchase price of $684,136.

The offers, sales and issuances of the common stock described in (1) through (12) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (“Section 4(a)(2)”) or Rule 506(b) of Regulation D (“Rule 506(b)”) promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and represented to us that they could bear the risks of the investment and could hold the securities for an indefinite period of time, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions represented to us in connection with their purchase that they were an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Sales of Common Stock with Placement Agent

(13) On March 15, 2017, we sold an aggregate of 145,573 shares of common stock to a total of 10 accredited investors at a price of $4.25 per share for an aggregate purchase price of $618,684.

(14) On March 31, 2017, we sold an aggregate of 255,608 shares of common stock to a total of 13 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,086,331.

(15) On April 27, 2017, we sold an aggregate of 83,325 shares of our common stock to a total of 6 accredited investors at a price of $4.25 per share for an aggregate purchase price of $354,120.

(16) On May 23, 2017, we sold an aggregate of 544,310 shares of our common stock to a total of 15 accredited investors at a price of $4.25 per share for an aggregate purchase price of $2,313,312.

(17) On June 13, 2017, we sold an aggregate of 236,403 shares of our common stock to a total of 13 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,004,709.

(18) On July 4, 2017, we sold an aggregate of 53,882 shares of our common stock to a total of 4 accredited investors at a price of $4.25 per share for an aggregate purchase price of $228,996.

(19) On August 8, 2017, we sold an aggregate of 166,797 shares of our common stock to a total of 10 accredited investors at a price of $4.25 per share for an aggregate purchase price of $708,884.

(20) On August 17, 2017, we sold an aggregate of 237,842 shares of our common stock to a total of 13 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,010,826.

(21) On September 25, 2017, we sold an aggregate of 310,356 shares of our common stock to a total of 15 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,319,007.

(22) On October 27, 2017, we sold an aggregate of 277,590 shares of our common stock to a total of 14 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,179,755.

(23) On November 22, 2017, we sold an aggregate of 88,473 shares of our common stock to a total of 6 accredited investors at a price of $4.25 per share for an aggregate purchase price of $376,010.

(24) On December 4, 2017, we sold an aggregate of 195,825 shares of our common stock to a total of 6 accredited investors at a price of $4.25 per share for an aggregate purchase price of $832,256.

(25) On December 28, 2017, we sold an aggregate of 676,115 shares of our common stock to a total of 48 accredited investors at a price of $4.25 per share for an aggregate purchase price of $2,873,479.

(26) On February 2, 2018, we sold an aggregate of 379,356 shares of our common stock to a total of 19 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,612,263.

(27) On February 28, 2018, we sold an aggregate of 63,049 shares of our common stock to a total of 4 accredited investors at a price of $4.25 per share for an aggregate purchase price of $267,958.

(28) On March 30, 2018, we sold an aggregate of 189,443 shares of our common stock to a total of 11 accredited investors at a price of $4.25 per share for an aggregate purchase price of $805,130.

(29) On June 1, 2018, we sold an aggregate of 448,312 shares of our common stock to a total of 25 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,905,322.

(30) On June 30, 2018, we sold an aggregate of 313,726 shares of our common stock to a total of 17 accredited investors at a price of $4.25 per share for an aggregate purchase price of $1,333,336.

(31) On December 31, 2018, we sold an aggregate of 490,634 shares of our common stock to a total of 22 accredited investors at a price of $4.25 per share for an aggregate purchase price of $2,085,191.

(32) On July 31, 2019, we sold an aggregate of 709,217 shares of our common stock to a total of 36 accredited investors at a price of $4.25 per share for an aggregate purchase price of $3,014,172.

The offers, sales and issuances of the common stock described in (13) through (32) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506(c) of Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and represented to us that they could bear the risks of the investment and could hold the securities for an indefinite period of time, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions represented to us in connection with their purchase that they were an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

In connection with the offers, sales and issuances of the common stock described in (13) through (32) above we paid aggregate placement agent fees and commissions of $1,684,335.

Sales of Preferred Stock and Warrants

(33) On April 30, 2018, we sold an aggregate of 1,170,588 shares of Series A Preferred Stock to one accredited investor at a price of $4.25 per share for an aggregate purchase price of $4,975,000. In connection with the issuance of the Series A Preferred Stock, we also issued to the same accredited investor a warrant to purchase 411,764 shares of common stock at an exercise price of $4.25 per share. On October 5, 2018, we redeemed all of the outstanding Series A Preferred Stock shares.

The offers, sales and issuances of the Series A Preferred Stock and Warrants described in (33) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506(b) as transactions by an issuer not involving a public offering. The recipient acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued. The recipient represented to us in connection with its purchase that it was accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Sales of Convertible Promissory Notes and Warrants; Conversion of Convertible Promissory Notes

(34) On April 4, 2018, we sold and issued to a total of 38 accredited investors (a) an aggregate principal amount of $11,755,300 in 12.5% senior secured convertible promissory notes due April 2021 and (b) warrants to purchase an aggregate of 970,136 shares of common stock with an exercise price of $4.25 per share.

(35) On October 5, 2018, we converted an aggregate amount of $4,695,834 in principal and accrued interest under the convertible promissory notes described in paragraph (34) above into an aggregate of 1,104,902 shares of common stock. No cash was paid in connection with the conversion.

The offers, sales and issuances of the convertible promissory notes and warrants described in (34) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506(b) as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and represented to us that they could bear the risks of the investment and could hold the securities for an indefinite period of time, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions represented to us in connection with their purchase that they were an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

The issuance of the shares of common stock described in (35) above were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(9) thereof.

Issuance of Warrants in Connection with Loan Transaction

(36) On October 5, 2018, we issued warrants to purchase an aggregate of 1,963,287 shares of common stock to three lenders in connection with a term loan. The warrants have an exercise price of $0.01 per share.

(37) On October 5, 2018, we issued a warrant to purchase shares of Series W preferred stock to Hayfin in connection with the term loan described in paragraph (36) above. The warrant will expire upon the completion of this offering, assuming the receipt of gross proceeds of at least $50 million, or the repayment of the loan in full.

The offers, sales and issuances of the warrants described in (36) and (37) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506(b) as transactions by an issuer not involving a public offering. The recipients acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued. The recipients represented to us in connection with their purchase that they were accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act.

Issuances of Common Stock and Warrants for Services Rendered

(38) On December 14, 2016, we issued 1,216 shares of common stock to one service provider in consideration for services rendered.

(39) On February 1, 2017, we issued 1,547 shares of common stock to one service provider in consideration for services rendered.

(40) On February 28, 2017, we issued 4,000 shares of common stock to one service provider in consideration for services rendered.

(41) On February 28, 2017, we issued warrants to purchase 2,399 shares of common stock at an exercise price of $4.25 per share to two service providers in consideration for services rendered.

(42) On April 20, 2017, we issued warrants to purchase 1,102 shares of common stock at an exercise price of $4.25 per share to two service providers in consideration for services rendered.

(43) On May 25, 2017, we issued warrants to purchase an aggregate of 200,000 shares of common stock at an exercise price of $4.25 per share to a total of 4 service providers in consideration for services rendered.

(44) On August 8, 2017, we issued 1,927 shares of common stock to one service provider in consideration for services rendered.

(45) On October 3, 2017, we issued 1,713 shares of common stock to one service provider in consideration for services rendered.

(46) On December 31, 2018, we issued 1,412 shares of common stock to one service provider in consideration for services rendered.

The offers, sales and issuances of the common stock described in (38) through (46) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506(b) as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and represented to us that they could bear the risks of the investment and could hold the securities for an indefinite period of time, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions represented to us in connection with their purchase that they were an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Other Issuances of Common Stock

(47) On January 2, 2017, we issued 450,000 shares of our common stock to one accredited investor pursuant to a settlement agreement, and on August 13, 2018, we issued an additional 100,000 shares to the same investor in settlement of additional amounts owed.

The offers, sales and issuances of the common stock described in (47) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) or Rule 506(b) as transactions by an issuer not involving a public offering. The recipient acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and represented to us that it could bear the risks of the investment and could hold the securities for an indefinite period of time, and appropriate legends were affixed to the securities issued in these transactions. The recipient represented to us in connection with its purchases that it was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

Restricted Stock and Option Grants

(48) On November 1, 2016, we issued to one of our directors RSUs under our 2016 Plan to purchase an aggregate of 41,000 shares of common stock.

(49) On November 1, 2016, we issued to our directors an aggregate of 246,000 shares of restricted common stock under our Restricted Stock Plan.

(50) On December 30, 2016, we issued an aggregate of 414,350 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(51) On December 30, 2016, we issued an aggregate of 1,986,452 shares of restricted common stock under our Restricted Stock Plan in exchange for outstanding options that had previously been granted under our 2014 Plan. No cash was paid in connection with the exchange.

(52) On January 25, 2017, we issued to one of our directors RSUs under our 2016 Plan to purchase an aggregate of 500,000 shares of common stock, the settlement of which was subject to performance-based milestone vesting.

(53) On January 25, 2017, we issued an aggregate of 1,000,000 shares of restricted common stock under our Restricted Stock Plan to certain of our executive officers, which awards were subject to performance-based milestone vesting.

(54) On January 28, 2017, we issued an aggregate of 73,411 shares of restricted common stock under our Restricted Stock Plan in exchange for outstanding options that had previously been granted under our 2014 Plan. No cash was paid in connection with the exchange.

(55) On January 30, 2017, we issued 50,000 shares of restricted common stock under our Restricted Stock Plan to a consultant.

(56) On February 3, 2017, we issued 100,000 shares of restricted common stock under our Restricted Stock Plan to a new director.

(57) On February 14, 2017, we issued an aggregate of 216,118 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(58) On February 28, 2017, we issued an aggregate of 50,250 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(59) On February 28, 2017, we issued an aggregate of 1,851,763 shares of restricted common stock under our Restricted Stock Plan in exchange for outstanding options that had previously been granted under our 2014 Plan. No cash was paid in connection with the exchange.

(60) On April 20, 2017, we issued to one of our directors RSUs under our 2016 Plan to purchase an aggregate of 50,000 shares of common stock.

(61) On April 20, 2017, we issued to our directors an aggregate of 300,000 shares of restricted common stock under our Restricted Stock Plan.

(62) On May 10, 2017, we issued an aggregate of 266,883 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(63) On May 31, 2017, we issued an aggregate of 10,250 shares of restricted common stock under our Restricted Stock Plan to certain of our employees.

(64) On July 7, 2017, we issued an aggregate of 111,383 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(65) On August 4, 2017, we issued an aggregate of 10,750 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(66) On September 8, 2017, we issued an aggregate of 14,250 shares of restricted common stock under our Restricted Stock Plan to certain of our employees.

(67) On October 10, 2017, we issued an aggregate of 36,560 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(68) On November 1, 2017, we issued an aggregate of 7,000 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(69) On November 2, 2017, we issued 200,000 shares of restricted common stock under our Restricted Stock Plan to an employee.

(70) On November 16, 2017, we issued an aggregate of 458,823 shares of restricted common stock under our Restricted Stock Plan in exchange for outstanding options that had previously been granted under our 2014 Plan. No cash was paid in connection with the exchange.

(71) On November 30, 2017, we issued an aggregate of 14,000 shares of restricted common stock under our Restricted Stock Plan to certain of our employees.

(72) On December 11, 2017, we issued an aggregate of 151,030 shares of restricted common stock under our Restricted Stock Plan to certain of our advisory board members and consultants.

(73) On December 29, 2017, we issued an aggregate of 255,000 shares of restricted common stock under our Restricted Stock Plan to certain of our employees.

(74) On February 28, 2018, we issued an aggregate of 62,961 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(75) On March 30, 2018, we issued an aggregate of 74,938 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(76) On April 30, 2018, we issued an aggregate of 21,200 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(77) On May 3, 2018, we issued an aggregate of 350,000 shares of restricted common stock under our Restricted Stock Plan to our directors.

(78) On June 6, 2018, we issued an aggregate of 77,514 shares of restricted common stock under our Restricted Stock Plan to certain of our employees and consultants.

(79) On June 7, 2018, we issued an aggregate of 210,000 shares of restricted common stock under our Restricted Stock Plan to certain of our executive officers, which awards were subject to performance-based milestone vesting.

(80) On July 10, 2018, we issued an aggregate of 1,500 shares of restricted common stock under our Restricted Stock Plan to certain of our employees.

(81) On September 28, 2018, we issued an aggregate of 120,060 shares of restricted common stock under our Restricted Stock Plan to certain of our employees, advisory board members and consultants.

(82) On November 14, 2018, we issued an aggregate of 305,750 shares of restricted common stock under our Restricted Stock Plan to certain of our employees.

(83) On December 31, 2018, we issued an aggregate of 168,000 shares of restricted common stock under our Restricted Stock Plan to certain of our employees.

(84) On January 18, 2019, we issued an aggregate of 25,000 shares of restricted common stock under our Restricted Stock Plan to two new directors.

(85) On May 28, 2019, we issued stock options to certain of our employees and consultants under our January 2019 Plan to purchase an aggregate of 426,000 shares of common stock at an exercise price of $4.75 per share.

The offers, sales and issuances of the securities described in (48) through (85) above (other than (51), (54), (59) and (70)) were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) and Rule 506(b) in that the transactions were between an issuer and its directors and executive officers and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

The offers, sales and issuances of the shares of common stock described in (51), (54), (59) and (70) above were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(9) thereof.

Option Exercises

(86) On January 20, 2017, we issued 10,000 shares of common stock pursuant to the exercise of a stock option at a price of $0.35 per share, for an aggregate purchase price of $3,500.

(87) On July 28, 2017, we issued 41,176 shares of common stock upon the cashless exercise of a stock option with an exercise price of $2.50 per share.

(88) On August 31, 2017, we issued 10,000 shares of common stock pursuant to the exercise of a stock option at a price of $2.50 per share, for an aggregate purchase price of $25,000.

(89) On October 22, 2017, we issued 1,029 shares of common stock upon the cashless exercise of a stock option with an exercise price of $2.50 per share.

(90) On November 15, 2017, we issued 82,000 shares of common stock upon the exercise of stock options at a price of $0.35 per share, for an aggregate purchase price of $28,700.

(91) On January 9, 2018, we issued 4,117 shares of common stock upon the cashless exercise of a stock option with an exercise price of $2.50 per share.

(92) On March 17, 2018, we issued 8,235 shares of common stock upon the cashless exercise of a stock option with an exercise price of $2.50 per share.

The issuances of the shares of common stock described in (86), (88) and (90) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act in that the options had been granted to our employees and consultants under compensatory benefit plans.

The offers, sales and issuances of the shares of common stock described in (87), (89), (91) and (92) above were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(9) thereof.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed below. Financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Exhibit Number	Description of Exhibit

1.1†	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of the Registrant.

3.2†	Bylaws of the Registrant (currently in effect).

3.3†	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering).

3.4†	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering).

4.1†	Specimen Stock Certificate evidencing the shares of common stock.

4.2†	Credit Agreement, dated October 5, 2018, among Avadim Health, Inc., as borrower, the Lenders Party thereto and Hayfin Services LLP, as Administrative Agent and Collateral Agent, as amended to date.

4.3†	Form of Common Stock Warrants issued in October 2018.

4.4†	Form of Common Stock Warrants issued in April 2018.

4.5†	Form of Common Stock Warrants issued in May 2017.

4.6†	Form of Common Stock Warrants issued in February and April 2017.

4.7†	Common Stock Warrant, dated as of July 8, 2016, issued to GR Match, LLC (later assigned to GRS, LLC).

5.1†	Opinion of Cooley LLP.

10.1†+	2019 Equity Incentive Plan and forms of agreements thereunder.

10.2†+	2019 Stock Incentive Plan and form of agreements thereunder.

10.3†+	2016 Stock Incentive Plan and forms of agreements thereunder.

10.4†+	2015 Stock Incentive Plan and forms of agreements thereunder.

10.5†+	2014 Stock Incentive Plan and forms of agreements thereunder.

10.6†+	Restricted Stock Plan and forms of agreements thereunder.

10.7†+	Form of Indemnification Agreement between Registrant and each of its directors and executive officers.

10.8†+	Executive Employment Agreement, dated July 1, 2015, between Registrant and Stephen Woody.

10.9†+	Executive Employment Agreement, dated July 1, 2015, between Registrant and David Fann.

10.10†+	Consulting Agreement, dated July 1, 2015, between Registrant, Pilotage Capital Corp. and Paul Cox, as amended to date.

10.11†	Lease Agreement, dated April 1, 2016, between the North Carolina Department of Transportation and the Registrant, as amended.

21.1†	Subsidiaries of the Registrant.

23.1†	Consent of KPMG LLP, independent registered public accounting firm.

Exhibit Number	Description of Exhibit

23.2†	Consent of Cooley LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (included on signature page).

+	Indicates management contract or compensatory plan.
†	To be submitted by amendment.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Asheville, North Carolina on this                day of                 , 2019.

AVADIM HEALTH, INC.

By:
Stephen Woody Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen Woody, David Fann and Joseph McGuire, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the U.S. Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Stephen Woody	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2019

David Fann	President and Director	, 2019

Joseph F. McGuire	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019

Paul Cox	Senior Vice President and Director	, 2019

Dewey Andrew	Director	, 2019

Signature	Title	Date

Humberto C. Antunes	Director	, 2019

Charles Owen III	Director	, 2019

Linda McGoldrick	Director	, 2019

Karan Rai	Director	, 2019

James Rosati	Director	, 2019